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As filed with the Securities and Exchange Commission on April 19, 2004

File No. 34-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

THE MILLS LIMITED PARTNERSHIP (Exact Name of Registrant as Specified in Its Charter)
Delaware	52-1873369

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1300 Wilson Boulevard, Suite 400, Arlington, Virginia	22209

(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number including area code: (703) 526-5000

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Units of Limited Partnership Interest
Title of Class

              You should rely only on the information contained in this document. We have not authorized anyone to provide you with information different from that contained in this document. The information contained in this document is accurate only as of the date of this document.

Cautionary Statement

              Statements contained in this registration statement on Form 10 and the information incorporated by reference herein may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act").

              Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, "may," "will," "expect," "anticipate," "estimate," "would be," "believe," or "continue" or the negative or other variations of comparable terminology. We intend such forward-looking statements to be covered by the safe harbor provisions applicable to forward-looking statements contained in Section 21E of the Exchange Act. Such statements (none of which is intended as a guarantee of performance) are subject to certain assumptions, risks and uncertainties, which could cause our actual future results, achievements or transactions to differ materially from those projected or anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this registration statement on Form 10 is filed with the SEC. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, the risks described in this registration statement on Form 10. Such factors include, among others:

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  international, national and local economic, business and real estate conditions that will, among other things, affect:

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  supply and demand for retail space and retail properties,

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  the extent, strength and duration of any economic recovery, including the effect on demand for retail space and the creation of new retail real estate developments,

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  availability and creditworthiness of tenants,

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  interest rate levels, and

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  exchange rates between the US dollar and foreign currencies in countries where we have investments;

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  adverse changes in the real estate market, including, among other things:

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  the extent of tenant bankruptcies, financial difficulties and defaults,

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  the extent of future demand for retail space and barriers to entry into markets that we may seek to enter in the future, and

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  our ability to identify and consummate attractive acquisitions on favorable terms;

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  risks associated with the development, acquisition and operation of retail properties, including risks that the development of the project may not be completed on schedule, that we may not be able to lease available space to tenants at favorable rental rates, that tenants will not take occupancy or pay rent in accordance with their leases, or that development costs may be greater than anticipated;

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  availability of financing for our development and redevelopment projects or acquisition activities;

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  our ability to maintain our status as a partnership and the ability of The Mills Corporation, our general partner, to maintain its status as a real estate investment trust ("REIT") for federal and state income tax purposes;

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  our ability to raise capital;

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  our ability to obtain insurance at a reasonable cost;

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  the effect of any terrorist activity or other heightened geopolitical risks;

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  governmental actions and initiatives;

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  environmental/safety requirements; and

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  those risks described in the section entitled "Risk Factors" in this registration statement on Form 10.

              We undertake no duty or obligation to publicly announce any revisions to, or updates of, these forward-looking statements that may result from future events or circumstances.

Introductory Note

              Except as otherwise required by the context, references in this registration statement on Form 10 to "we," "us," "our," "Mills LP" and the "Company" refer to The Mills Limited Partnership and its subsidiaries, and, as appropriate, The Mills Corporation, the sole general partner of The Mills Limited Partnership, and references in this Form 10 to "TMC" refer to The Mills Corporation. All references to "our unitholders," "our partners," "our limited partners," and "our common unitholders" refer to holders of our common units, including TMC and all references to "our general partner" means The Mills Corporation. The Mills Corporation conducts all of its business and owns all of its properties through us and our various subsidiaries. As our sole general partner, TMC has the exclusive power to manage our business, subject to some limited exceptions.

Item 1. Business.

Mills LP

              We are the entity through which TMC, a fully integrated and self-managed REIT, conducts substantially all of its business and owns substantially all of its assets. We develop, redevelop, acquire, operate and manage three types of retail and entertainment real estate properties. These three types of retail and entertainment real estate properties are:

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  Mills Landmark Centers, which are retail and entertainment super-regional shopping centers branded as "Mills;"

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  21st Century Retail and Entertainment Centers, which include conventional regional shopping centers anchored by traditional department stores and open-air retail and entertainment centers; and

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  International Retail and Entertainment Centers, which are internationally located super-regional full-priced retail and entertainment centers.

              As of December 31, 2003, we had an aggregate of 26 retail and entertainment-oriented centers consisting of 15 Mills Landmark Centers, ten 21stCentury Retail and Entertainment Centers and one International Retail and Entertainment Center. Of these (a) we wholly owned five Mills Landmark Centers and seven 21st Century Retail and Entertainment Centers and (b) we held equity interests in various joint ventures that owned ten Mills Landmark Centers, three 21st Century Retail and Entertainment Centers and the one International Retail and Entertainment Center. In January 2004, we acquired 100% of one additional 21st Century Retail and Entertainment Center located near Miami, Florida. For a description of our existing properties, projects under construction and projects under development as of December 31, 2003, please refer to "Item 3. Properties" of this registration statement on Form 10.

              We also own 100% of the entities that provide leasing, management, development and financing services for both joint venture and wholly owned properties. Through MillsServices Corp. ("MSC"), we own 100% of Mills

Enterprises, Inc. ("MEI"), an entity that holds investments in certain retail joint ventures. In addition, as of December 31, 2003, we had three wholly owned community shopping centers ("Community Centers"), a portfolio of 19 single tenant properties ("Net Lease Properties") and other related commercial developments.

              We utilize our experience with developing retail and entertainment centers that combine shopping, entertainment, dining and recreation into a consumer experience to develop shopping centers branded as Mills. We are leveraging this expertise to provide a superior shopping experience at the conventional regional shopping centers that we acquired recently, as well as at our Madrid Xanadú project, which opened in May 2003. We plan to continue to use our expertise in the development and operation of retail and entertainment projects to execute our three-pronged, integrated strategy consisting of Mills Landmark Centers, 21st Century Retail and Entertainment Centers and International Retail and Entertainment Centers.

              The following is a brief description of our Mills Landmark Centers, 21st Century Retail and Entertainment Centers, and International Retail and Entertainment Center.

    Mills Landmark Centers

              Mills Landmark Centers typically contain an average of approximately 1.4 million square feet of gross leasable area ("GLA"), approximately 175 to 200 in-line tenants and an average of 17 anchor tenants. Mills Landmark Centers are essentially a hybrid of various retail formats with a diverse tenant base consisting of anchor stores, in-line stores, manufacturer's outlets, off-price retailers, catalog retailers, "category killers" (which offer a selection of products in one defined merchandise category) and entertainment venues.

              The following list is representative of anchors and other tenants at our Mills Landmark Centers:

Anchor Stores • Last Call-Neiman Marcus • Nordstrom Rack • Off 5th-Saks Fifth Avenue	In-line Stores • Bath & Body Works • Build-A-Bear • The Limited Too	Manufacturers Outlets • Liz Claiborne • Ralph Lauren/Polo • Tommy Hilfiger
Off-Price Retailers • Banana Republic Factory Store • Bebe Outlet • GAP Outlet	Catalog Retailers • JC Penney • J. Crew • L.L. Bean
Category Killers • Bass Pro Shops Outdoor World • Bed, Bath & Beyond • Books-A-Million	Entertainment Venues • AMC Theatres • Jillian's • NASCAR Speedpark

              Mills Landmark Centers are generally located in large, metropolitan areas with a population of at least one million within a 20 mile radius, median annual household income of $50,000 or greater and steady tourist appeal. The prototypical physical layout is a "race track" format of stores and ample parking on one level. Mills Landmark Center shoppers typically fit into one of the following categories:

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  they reside within a 10-15 mile radius of a Mills Landmark Center and use the center as their local regional mall equivalent;

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  they reside within a 15-40 mile radius of a Mills Landmark Center and travel beyond other retail offerings to access the breadth and uniqueness of the tenant mix at a Mills Landmark Center; or

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  they travel from greater distances as part of a planned shopping experience.

              During 2003, we added two Mills Landmark Centers to our portfolio—Great Mall of the Bay Area, located in Milpitas, California, and St. Louis Mills, located in St. Louis, Missouri, both of which we currently own through joint ventures.

              We believe our Mills Landmark Center properties have a number of inherent competitive advantages over other retail formats in operation today. These advantages, which are more fully described below, have resulted in the strong operating performance of these properties.

              Consumer Draw.    We believe that the critical mass achieved by aggregating approximately 175 to 200 stores and 1.4 million square feet of GLA under one roof, coupled with the distinctive physical characteristics of our Mills Landmark Centers, are the primary reasons that our properties attract many shoppers and create extended shopping trips. We believe that shoppers are attracted to our unique mix of tenants, which includes department stores, in-line stores, manufacturer's outlets, off-price retailers, catalog retailers, "category killers" and entertainment venues. We believe we have created a shopping environment that is festive and social, with interior designs resembling a "Mainstreet" atmosphere that incorporates staggered store fronts and roof lines, natural lighting and colorful graphic accents. Shopping avenues in our Mills Landmark Centers are interspersed with a variety of food establishments and entertainment courts, further enhancing the entertainment nature of the shopping trip.

              Brand Awareness.    The Mills brand is synonymous with one-of-a-kind value, entertainment and variety retail offerings. We believe that a Mills Landmark Center is differentiated by the market, consumers and tourist shoppers.

              Attractiveness to Tenants.    We believe tenants are attracted to our Mills Landmark Centers for two main reasons: (a) heavy consumer traffic and the extended length and high productivity of consumer visits, which translate into higher sales levels than at traditional shopping malls; and (b) lower occupancy costs for each of our in-line tenants as a result of lower common area maintenance costs compared to many other retail formats. Lower common area maintenance costs for in-line tenants are a result of several factors, including:

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  Anchor contributions: an average of 17 anchor stores make significant contributions in aggregate to common area maintenance pools;

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  Low maintenance costs: one-story construction, smaller concourses and lack of deck parking require less maintenance; and

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  Larger tenant base: a Mills Landmark Center's significant in-line tenant square footage results in lower common area maintenance costs per square foot.

              Flexibility of Product.    The single-story, simple construction of our typical Mills Landmark Center allows us to easily reconfigure them in response to changing retail formats. Furthermore, our anchor leases give us more flexibility to establish our preferred merchandise mix and to undertake desired remodeling projects than is afforded by traditional regional mall anchor leases. This flexibility makes it easier for us to replace underperforming tenants or make room for new and exciting retailers, which keeps the product fresh and enhances consumer draw.

              Barriers to Entry.    We believe that we are the innovator of a retail concept, represented by our Mills Landmark Centers, and that our success has made us one of the leading developers of large-scale value and entertainment-oriented retail projects. We have developed strong relationships with our tenants, which give us a number of competitive advantages in the development process, including the ability to validate project feasibility in the predevelopment stage with tenant commitments and the ability to fulfill significant pre-leasing requirements imposed by construction lenders. In addition, the complexity and significant financial commitment associated with developing a project the size and nature of a Mills Landmark Center precludes many potential competitors from developing and operating similar properties.

21st Century Retail and Entertainment Centers

              During 2003, we executed our recently adopted strategy of acquiring and reinvigorating conventional regional malls based on our belief that (a) many traditional regional malls can be improved through the addition of (i) anchor tenants similar to the ones found at our Mills Landmark properties, (ii) enhanced entertainment and dining options and (iii) select in-line retailers who are currently tenants at Mills Landmark Centers, and (b) our experience with developing, redeveloping and managing large retail and entertainment formats such as our Landmark Mills Centers has uniquely positioned us to effectively implement these types of changes at open-air retail and entertainment centers and traditional regional malls. As part of this strategy, from late 2002 through early 2004, we acquired 100% of, or partial interests in, the following conventional regional malls and are actively engaged in or planning the redevelopment of some of these malls:

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  Broward Mall, located in Ft. Lauderdale, Florida;

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  Del Amo Fashion Center, located near Los Angeles, California;

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  Dover Mall, located in Wilmington, Delaware;

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  The Esplanade, located in New Orleans, Louisiana;

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  Galleria at White Plains, located in White Plains, New York;

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  Gwinnett Place, located in Atlanta, Georgia;

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  Northpark Mall, located in Jackson, Mississippi;

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  Riverside Square, located in Hackensack, New Jersey;

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  Town Center at Cobb, located in Atlanta, Georgia; and

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  Westland Mall, located near Miami, Florida.

              The following list is representative of anchors and other tenants at our 21st Century Retail and Entertainment Centers:

Anchor Stores • JC Penney • Macy's • Saks Fifth Avenue • Sears	In-line Stores • Banana Republic • Pottery Barn • Victoria's Secret	Entertainment Venues • AMC Theatres • Dave & Busters

    International Retail and Entertainment Centers

              The shopping habits of international shoppers, and especially European shoppers, have been traditionally focused almost entirely on "high street" retailers, or those retailers located on primary city streets. Suburban-type retail is beginning to appear in and around Western Europe. We believe that this trend is due to several factors, including:

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  the increased cost of living in "downtown" locations, which has resulted in increases in suburban population and demand for shopping and entertainment alternatives to city centers;

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  the lack of retail space per capita in Europe, especially when compared to the retail space per capita of the U.S.;

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  the fragmented nature of retail property ownership;

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  U.S. retailers' expansion into international markets;

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  the desire of international shoppers for shopping and entertainment experiences similar to those experienced by American shoppers; and

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  the importance of the entertainment aspect of a shopping experience for many international shoppers.

              For these reasons, and given our success in developing and operating retail malls in the United States that offer a variety of distinctive shopping experiences and entertainment destinations, we saw an opportunity to expand our operations internationally. In May 2003, we opened our first International Retail and Entertainment Center, Madrid Xanadú, located near Madrid, Spain. This new full-price retail property contains El Corte Inglés, the largest retailer in Spain, which occupies 350,000 square feet of department store space. Madrid Xanadú has, as its entertainment centerpiece the Snow Dome, an indoor ski and snowboarding slope, the first of its kind in Spain. The success of Madrid Xanadú has led to interest by other European cities for a similar destination and we are reviewing other potential development opportunities internationally. For example, we are exploring follow-on opportunities beyond Madrid Xanadú in and around Seville, Bilbao, Valencia and Barcelona, Spain. In addition, we are pursuing an opportunity in Glasgow, Scotland, and in Italy, we are reviewing several well-located sites in Milan, suburban Florence and Rome.

Asset Management Strategy

              We believe that the property operating income provided by our existing assets is a stable, predictable source of cash flow from which to fund a portion of our capital needs, including the development and acquisition of new projects, redevelopment of existing projects and the payment of dividends to our stockholders. Our assets generally have experienced stable, moderate growth in standard measures of real estate operating performance. We believe these results are attributable to our ability to optimize our tenant mix, actively manage and promote our assets to tenants and consumers and maintain the high standards and physical appearance of our assets while maintaining relatively low tenant occupancy costs.

    Optimization of Tenant Mix

              Our management actively manages and leases our properties with the goal of maintaining a tenant mix that continues to appeal to consumers over time. For example, from 2001 through 2003, we implemented this approach at Ontario Mills where we:

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  added approximately 102,000 square feet of anchor space, with tenants such as Nordstrom Rack, The Children's Place, Nike Factory Store and Off Broadway Shoes; and

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  remerchandised approximately 75,000 square feet of in-line space, with tenants such as Forever 21, Kenneth Cole New York, American Eagle Outfitters, Pacific Sunwear, The Limited Too, Build-A-Bear, Ecko Unlimited, OshKosh B'Gosh and Tommy Hilfiger.

              As a result, since 2001, average in-line sales per square foot at this center have risen approximately 10%.

    Active Management and Promotion of Properties to Tenants and Consumers

              We actively market our properties and have implemented a centralized marketing program to, among other things, create efficiencies and more consistently communicate our brand message. Benefits of our new centralized marketing program include more effective management of our local marketing programs; more in-depth consumer research; more effective property advertising strategies; new websites with data capture and email capability; and portfolio-wide or product-type seasonal, gift card, tourism or other marketing programs.

Development Strategy

              Over the next several years, we intend to complete one to three new development projects per year, depending on market conditions and capital availability. We employ what we consider to be a disciplined approach to the development process. Our in-house development team consists of several experienced officers who are responsible for all aspects of development, including market research, site selection, predevelopment work, construction and tenant coordination. We maintain asset management control through the entire development process, including frequent internal reviews of costs and leasing status.

              To mitigate development risk, we have adopted a number of procedures, including the following:

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  Site Selection: Projects are developed in top standard metropolitan statistical areas that are populous, growing and reasonably affluent. We typically select sites within our target markets that have at least one million people within a 20-mile radius. The sites must be well situated and near major transportation arteries. We perform predevelopment work when land is under option to minimize capital exposure.

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  Pre-leasing: We obtain tenant validation prior to land acquisition and seek to obtain significant pre-leasing commitments prior to construction commencement and financing. We traditionally obtain letters of intent and approvals from at least five to ten key anchor stores indicating their desire to join us in the project. Typically, a project will be 40-50% pre-leased before construction financing is obtained.

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  Financing: We maintain a relationship with a network of banks to facilitate construction financing and utilize strategic and financial equity partners to share in the risks and costs, including loan guarantees.

Capital Strategy

              To fund our capital needs, which arise mostly from our development, redevelopment and acquisition activities, we use mortgage financing, bridge loans, joint venture equity contributions, cash flow from operations, our line of credit and proceeds from issuances of preferred and/or common equity by TMC. All proceeds that TMC receives from issuances of its preferred and/or common equity are contributed to us in exchange for an equal number of our partnership units that have substantially identical economic terms as the capital stock issued by TMC.

    Development and Redevelopment Financing

              New development projects are typically financed with construction loans, tax increment financing, our line of credit and joint venture partner equity contributions. For development projects, after project openings, the projects are typically refinanced with permanent non-recourse mortgage debt. The following is a description of our capital cycle and the various funding sources used:

              Construction Financing.    We fund approximately 65% to 75% of the cost of a new development with a construction loan provided by a bank group led by an agent bank. This financing is obtained after a substantial portion of the equity contributions to a project have been made and is based upon the achievement of certain pre-leasing levels. We have relationships with multiple lenders in the construction loan market. Our construction loans generally have terms of three years, some with extension options for an additional two years. Interest rates typically range from 120 to 275 basis points over LIBOR. Construction loans are typically guaranteed by us. When Kan Am is a partner in a project, we guarantee Kan Am's portion of the construction debt in addition to our own portion. See "—Strategic Relationships." Guarantees and interest rates are generally reduced incrementally after completion of a project based upon the achievement of interest coverage ratios (ranging from 1.0 to 1.5).

              In addition to construction debt, we historically have obtained tax increment financing to fund infrastructure costs (including roads, traffic signals and interstate on and off ramps). This financing generally takes the form of bonds that are issued by the local municipality in which the project is located, with the capital advanced as the infrastructure improvements are constructed. This type of financing is advantageous to us because debt service is typically paid from special tax assessments levied against the project that are passed on to the tenants as part of their contractual leases, or from sales tax revenues generated by the project and paid by shoppers. We have been successful in obtaining this form of financial assistance because our projects typically create new jobs and generate large sales revenues, much of which comes from outside the municipality and is therefore beneficial to the municipality.

              The remainder of the cost of a development project is funded with equity contributed by us and our joint venture partners. See "—Strategic Relationships." These equity contributions fund the initial development costs prior to the funding of the construction loan. Our share of required equity is typically funded with cash from operations, including proceeds from land sales, our line of credit and proceeds from issuances of TMC's preferred and/or common equity.

              Similar to development projects, our redevelopment projects are generally funded with construction loans, refinancings, tax increment financing, our line of credit, joint venture partner equity contributions and proceeds from issuances of preferred and/or common equity by TMC.

              Permanent Financing.    After a new development project opens and stabilizes, which typically occurs within 36 months of opening, we generally refinance the construction loan with permanent non-recourse mortgage debt. This debt is usually amortized over 30 years, with scheduled balloon payments due within a five to ten-year period. We have found that the financial stability of our tenants and the stable nature of property cash flows make our projects attractive collateral for a number of real estate lenders, including commercial banks, life insurance companies and investment banks (in the form of commercial mortgage-backed securitizations). When refinancing a construction loan, we have generally achieved investment grade ratings on the entire refinanced balance. As of December 31, 2003, our indebtedness had a weighted average maturity of 4.5 years and a weighted average interest rate of 5.6%, including our share of funded construction and operating debt of our unconsolidated joint ventures. We intend to permanently finance our future projects, including our redevelopment projects, in a similar manner.

    Acquisition Financing

              Our acquisitions to date have been financed using our line of credit, the proceeds from issuances of TMC's preferred and/or common equity, permanent non-recourse mortgage debt and joint venture partner equity contributions. In the event we consummate future acquisitions, we anticipate using similar financing sources, although there can be no assurance that these sources of financing will be available to us on reasonable terms or at all.

Strategic Relationships

              We have formed strategic relationships with certain developers and equity partners. Historically, these relationships have served as a source of equity for development projects, mitigated development risk and competition and provided assistance in the identification of new development opportunities and the development and expansion of anchor tenant and lender relationships. The following is a brief description of our contractual strategic partnerships.

    Kan Am

              We have a long-standing relationship with Kan Am, a German syndicator of closed and open-end real estate funds, and its affiliates, which we refer to collectively as Kan Am. Kan Am currently manages over $6.3 billion for approximately 21,000 German investors. Since 1994, Kan Am has invested over $860 million in equity in various projects with us. To date, Kan Am has always successfully funded the agreed upon level of capital.

              As of December 31, 2003, Kan Am had investments in the following projects:

Existing Projects	Development Projects
Arundel Mills	Meadowlands Xanadu
Colorado Mills	Pittsburgh Mills
Concord Mills
Discover Mills
Grapevine Mills
Katy Mills
Ontario Mills
St. Louis Mills
The Block at Orange

              In addition to these investments, as of December 31, 2003, Kan Am owned approximately 7.7% of our outstanding partnership units. Each unit is exchangeable under specified circumstances for, at TMC's option, the cash equivalent of a share of TMC's common stock or a share of TMC's common stock. Currently, three of the members of our outstanding board of directors are principals of Kan Am.

    Kan Am Grund

              In December 2003, we conveyed an approximately 50% partnership interest in the Great Mall of the Bay Area to Kan Am Grund Kapitalanlagegesellschaft mbH, or Kan Am Grund, for $136.5 million, including $89.3 million of allocable partnership debt. Kan Am Grund, a Kan Am affiliate, manages German syndicated open-end real estate funds, which typically invest in stabilized real estate properties as opposed to development projects. This transaction marked our first transaction with one of Kan Am Grund's open-end funds. In addition, in March 2004, we conveyed an approximately 50% partnership interest in Opry Mills to Kan Am Grund for $158.1 million, including $89.3 million of allocable partnership debt. An additional $5,3 million was paid by Kan Am Grund as it's pro rata share of funds needed to terminate a swap agreement associated with the mortgage on the property.

              All of the prior joint ventures between Mills and Kan Am have been ground up development projects, and were funded through Kan Am's closed-end funds. Pursuant to a written agreement, both Kan Am's closed-end funds and Kan Am Grund's open-end funds currently make their retail real estate investments in the United States exclusively through us.

    Ivanhoe Cambridge

              In October 1999, we entered into a Master Agreement with Ivanhoe Cambridge pursuant to which we agreed to examine with Ivanhoe Cambridge the feasibility of jointly acquiring, developing, constructing, owning and operating one or more Mills Landmark Centers in the Provinces of Ontario, Quebec, Alberta and/or British Columbia or one or more Block projects in any Province in Canada. Pursuant to the agreement, we and Ivanhoe Cambridge jointly acquired the site in Vaughan, Ontario, on which we are currently constructing Vaughan Mills, and are examining the feasibility of another location. The agreement generally provides that when Ivanhoe Cambridge jointly develops a site with us, the parties will hold their interests as tenants-in-common having equal interests. The agreement restricts either party from developing a Mills Landmark Center in the four specified Provinces or from developing a Block project anywhere in Canada without first offering to the other party the right to participate equally in the development. The agreement also prohibits either party from developing a Mills Landmark Center within a fifty mile radius of any project developed by the parties, and from developing any project having a GLA in excess of 400,000 square feet within a ten mile radius of any project developed by the parties unless the individually developed project is approved by the other party. The term of this agreement extends through December 31, 2005, unless otherwise agreed by the parties.

    Taubman Realty

              In May 1998, we entered into an agreement with Taubman Realty (our partner in Arizona Mills) to jointly develop four Mills Landmark Centers during the initial five-year period of the term and a total of seven Mills Landmark Center projects in the ten-year term. The agreement establishes ownership percentages for each project and contemplates that the partners will contribute their pro rata share of the equity required for such projects. The agreement requires that each partner approve major decisions on the venture and requires the partners to share responsibility for developing, leasing and managing the projects.

Future Capital Requirements

              We anticipate that operating expenses, interest expense and principal payments on outstanding indebtedness, recurring capital expenditures and distributions to our partners, including distributions to TMC to permit it to make distributions in accordance with REIT requirements, will be provided by cash generated from operations and potential ancillary land sales. We anticipate that future development and non-recurring capital expenditures will be funded from future borrowings, joint venture equity contributions and proceeds from issuances of TMC's preferred and/or common equity.

              We will need debt and TMC's capital to fund our development projects going forward. Access to capital is dependent on many factors outside of our control. We believe that we will have the capital and access to additional capital resources sufficient to expand and develop our business and to complete the projects currently under development. If the necessary capital cannot be obtained, our immediate and long-term development plans could be curtailed.

Competition

              We believe that our direct competitors are other publicly traded retail mall development and operating companies, various other private and public retail commercial property developers, retail real estate companies, and other owners of retail real estate that engage in similar businesses. We compete with these companies for development opportunities, potential acquisition of properties, retail tenants and shoppers. All of our properties are located in populous areas that have other shopping centers and retail facilities and, as a result, we often face intense competition in attracting shoppers and retailers alike. In addition, our properties compete with the same shopping alternatives that other retailers face, including full-price malls, e-commerce, outlet malls, discount shopping clubs or centers, catalog companies and home shopping networks. The intense competition for development and acquisition opportunities, retailers and shoppers may materially adversely affect our acquisition and development strategies, operating results and financial condition. We believe, however, that due to our size, management experience, operating experience, ability to attract key retailers and innovative mix of shopping and entertainment, we have a competitive advantage in the retail real estate industry.

Seasonality

              The regional shopping center industry is seasonal in nature, with mall tenant sales peaking in the fourth quarter due to the holiday season. As a result, a substantial portion of percentage rent is not paid until the fourth quarter. Furthermore, most new lease-up occurs towards the later part of the year in anticipation of the holiday season and most vacancies occur toward the beginning of the year. In addition, the majority of temporary tenants take occupancy in the fourth quarter. Accordingly, cash flow and occupancy levels are generally lowest in the first quarter and highest in the fourth quarter. This seasonality also impacts the quarter-by-quarter results of net operating income and funds from operations, although this impact is largely mitigated by recognizing minimum rent on a straight-line basis over the term of related leases.

Environmental Matters

              We believe that our properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. We are not aware of any environmental condition that we believe would have a material adverse effect on our financial condition or results of operations (before consideration of any potential insurance coverage). Nevertheless, it is possible that there are material environmental liabilities of which we are unaware. Moreover, no assurances can be given that (a) future laws, ordinances or regulations will not impose any material environmental liability or (b) the current environmental condition of our properties has not been or will not be affected by tenants and occupants of our properties, by the condition of properties in the vicinity of our properties or by third parties unrelated to us.

              Limited quantities of asbestos-containing materials are present in certain of our properties. The asbestos-containing materials found are generally non-friable (meaning that the asbestos-containing materials are not easily crumbled and thus are less likely to release asbestos fibers into the air), in good condition and are unlikely to be disturbed. With certain exceptions, these asbestos-containing materials will be removed by us in the ordinary course of renovation or reconstruction. Prior to removal, these asbestos-containing materials will be monitored and maintained by us in accordance with procedures established by the Environmental Protection Agency, the Occupational Safety and Health Administration and other applicable governmental authorities.

Insurance

              Although we believe our properties currently are adequately covered by insurance consistent with the level of coverage that is standard in our industry, we cannot predict at this time if we will be able to obtain adequate coverage at a reasonable cost in the future.

Tax Status

              We own our properties through an umbrella partnership structure, with TMC as our sole general partner, and conduct our operations in a way intended to permit TMC to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In general, partnerships are not subject to federal income tax at the entity level. Rather, our partners, including TMC, are allocated their proportionate share of our items of income, gain, loss, deduction and credit (which items include our proportionate share of the same items of our subsidiaries that are treated as partnerships or disregarded as separate entities for federal income tax purposes) and are potentially subject to tax thereon, without regard to whether our partners receive a distribution from us. TMC includes in its income its proportionate share of these partnership items of ours for purposes of the gross income tests applicable to REITs, and, for purposes of the asset tests applicable to REITs, includes its proportionate share of our assets and those of our subsidiaries that are either disregarded as separate entities or treated as partnerships for tax purposes. As a REIT, TMC generally will not be subject to federal and state income tax on its net taxable income that it currently distributes to its stockholders. TMC's qualification and taxation as a REIT depend on its ability to meet certain share ownership requirements and various qualification tests (including dividend distribution, asset ownership and income tests) prescribed in the Code.

State of Organization

              We were formed in the State of Delaware in 1994 as a limited partnership.

Headquarters

              We maintain our executive offices at 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209. Our telephone number is (703) 526-5000. In February 2004, we entered into a lease for our new corporate headquarters that would commence in spring 2006.

Employees

              As of December 31, 2003, we had approximately 1,350 employees, of which approximately 450 were located at our headquarters.

Available Information

              TMC and we together maintain an internet web site at www.themills.com. The information on our web site is not, and should not be, considered to be a part of this registration statement on Form 10. You can obtain on our web site, free of charge, copies of TMC's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after TMC electronically files such reports or amendments with the SEC. To date, we have not filed any reports pursuant to either the Securities Act or the Exchange Act since we have not been in the past an issuer or a registrant under either of these statutes. However, you will be able to obtain on our website, free of charge, copies of our SEC filings, including our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports that we may file in the future, as soon as reasonably practicable after we electronically file such reports or amendments. You may also obtain from our website, or we will provide you free of charge at your request, copies of TMC's Corporate Governance Guidelines and Code of Business Conduct and Ethics, both of which applies to all of our employees, and the charters of TMC's Audit Committee, Executive Compensation Committee and Governance and Nominating Committee.

Risk Factors

              Described below are risks that we believe are material to our unitholders. You should consider carefully the following material risks, together with the other information contained in this registration statement on Form 10, and the descriptions included in our consolidated financial statements and accompanying notes.

Risks Related to Redemption of Units

    If you redeem your units, you may incur adverse tax consequences.

              The exercise of your right to require the redemption of your units will be treated for tax purposes as a sale of your units. This sale will be fully taxable to you, and you will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the common shares received in the exchange plus the amount of our liabilities considered allocable to the redeemed units at the time of the redemption, including our share of the liabilities of certain entities in which we own an interest. Depending upon your particular circumstances, it is possible that the amount of gain recognized, or even the tax liability resulting from that gain, could exceed the amount of cash and the value of other property, such as the common shares, received upon the disposition.

    The nature of your investment will change upon a redemption of your units.

              If you exercise your right to require the redemption of your units, you may receive cash or, at TMC's election, shares of common stock in exchange for the units. If you receive cash, you will no longer have any interest in us and will not benefit from any subsequent increases in share price and will not receive any future distributions from us (unless you currently own or acquire in the future additional shares of common stock or units). If you receive shares of common stock, you will become our stockholder rather than a holder of units in us. Although the nature of an investment in shares of common stock is substantially equivalent economically to an investment in units in us, there are some differences between ownership of units and ownership of common stock.

Risks Associated with Real Estate

              We face risks associated with numerous international, national, regional and local economic and real estate conditions that are not in our control, any or all of which could adversely affect our properties and our business.

              We are subject to various economic conditions and trends that may adversely affect our business. These conditions include:

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  slowdown of the national economy or a recession;

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  slowdown of the regional and local economic climate due to plant closings, industry slowdowns, natural disasters and other factors; and

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  negative population trends.

              In addition, due to the May 2003 opening of Madrid Xanadú, our first international property, and other potential development opportunities internationally, we are subject to similar risks as they relate to Spain and other countries in which we may pursue development opportunities in the future.

              Furthermore, as a real estate company, we are subject to the following real estate conditions, any negative trends of which may adversely affect our properties and business:

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  the attractiveness of our property as compared to our competitors' properties based on considerations such as convenience of location, rental rates and safety record;

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  increased operating costs, including increased real property taxes, insurance and utilities costs;

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  slowdown of local real estate conditions, such as an oversupply of retail space or a reduction in demand for real estate in the area; and

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  changing trends in the demand by consumers for merchandise offered by retailers conducting business at our properties.

              Moreover, other factors may adversely affect us, including changes in government regulations and other laws, rules and regulations governing real estate, zoning or taxes, changes in interest rate levels, the availability of financing and potential liability under environmental and other laws and other unforeseen events, most of which are discussed elsewhere in these risk factors. Any or all of these factors could materially adversely affect our properties and our business.

              Because real estate investments are illiquid, we may not be able to sell our properties in response to economic changes.

              Real estate investments generally are relatively illiquid and as a result cannot be sold quickly in response to changes in the economy or other conditions when it may be prudent to do so. This inability to respond quickly to changes in the performance of our properties could adversely affect our business and ability to meet our debt obligations and distribute earnings to our unit holders.

              We may be unable to compete with our competitors and other alternatives to our portfolio of properties.

              The commercial retail real estate business is highly competitive. We compete for interests in properties with other real estate investors and purchasers, many of whom have significant financial resources, revenues and geographical diversity. Furthermore, we compete for tenants with other property owners. Our properties compete with a variety of shopping alternatives including full-price malls, e-commerce, outlet malls, discount shopping clubs or centers, catalog companies and home shopping networks.

    We are subject to significant regulation that inhibits our activities.

              Local zoning and use laws, environmental statutes and other governmental requirements restrict our development, expansion, rehabilitation and reconstruction activities. These regulations may prevent or delay us from taking advantage of economic opportunities. We cannot predict what requirements may be enacted and we cannot assure you that such enactment will not have a materially adverse impact on us.

Risks Associated with Our Properties

              We may be unable to develop new properties or expand existing properties successfully.

              We continue to develop new projects or expand existing properties, and may engage in the development of other retail or related mixed use projects, as opportunities arise. However, there are significant risks associated with our development activities in addition to those generally associated with the ownership and operation of established retail properties. While we have policies in place designed to limit the risks associated with development, these policies do not remove us from all development risks associated with a project. These risks include the following:

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  significant expenditure of money and time on projects that may be delayed or never be completed;

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  higher than projected construction costs;

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  shortage of construction materials and supplies;

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  failure to obtain zoning, occupancy or other governmental approvals; and

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  late completion because of construction delays, delays in the receipt of zoning, occupancy and other approvals or other factors outside of our control.

              Any or all of these factors may impede our development strategy and adversely affect our overall business.

              We may be unable to lease new properties or renew leases or relet space at our existing properties as leases expire, which may adversely affect our operating results.

              Our tenants generally enter into leases with an initial term ranging from three to 15 years. As leases expire at our existing properties, tenants may elect not to renew them. We may not be able to relet the property on similar terms, if we are able to relet the property at all, due to a variety of reasons, including competition from other retailers. In addition, for new properties, we may be unable to attract enough tenants and the occupancy rates and rents may not be sufficient to make the property profitable. If we are unable to relet spaces at our existing properties on economically favorable lease terms or to lease spaces at our new properties, our operating results will be negatively affected.

              In addition, our leases with a number of tenants contain covenants restricting the use of other space in our properties or requiring the presence of other specified co-tenants. Our failure to rent unleased space on a timely basis or at all would likely adversely affect our financial condition and results of operations. Competition may cause the occupancy and rental rates of our properties to decrease. There are other companies that are engaged in the development or ownership of retail properties that compete with us in seeking tenants. We compete with these other companies for prime locations and for tenants who lease space in the retail properties that we and our competitors own or operate. The development by our competitors of new super-regional malls or other retail shopping centers with more convenient locations or better rents may attract our tenants to our competitors or may cause them to seek lease terms that are less favorable to us at or prior to renewal, and accordingly may adversely affect our business and the revenues that we derive from, and the value of, our properties. Furthermore, retailers at our properties may face increasing competition from traditional full-price malls, e-commerce, outlet malls, discount shopping clubs and centers, catalog companies and home shopping networks.

              We have been and may continue to be affected negatively by tenant bankruptcies and downturns in tenants' businesses, which may adversely affect our operating results and reduce our cash flow.

              At any time, a tenant may experience a downturn in its business that may weaken its financial condition due to a slowing economy generally or a downturn in the retail sector. As a result, our tenants may delay lease commencement, cease or defer making rental payments or declare bankruptcy. In addition, the financial difficulty of a larger tenant, especially an anchor tenant, could materially adversely affect customer traffic in a property, thereby triggering, among other things, other tenants' rights to terminate their leases or reduce their rental rates.

              If a tenant files for bankruptcy, the tenant may have the right to reject and terminate its lease and we cannot be sure that it will affirm its leases and continue to make rental payments in a timely manner. We also cannot be sure that we will be able to lease vacant space in our properties on economically favorable terms. During 2003, we were not materially affected by any bankruptcies of our in-line or anchor tenants.

              Any of these events may negatively affect our operating results and reduce our cash flows.

              We may be unable to successfully integrate and effectively manage the properties we acquire.

              We recently acquired a number of properties and, subject to the availability of financing and other considerations, we intend to continue to acquire properties or interests in properties that we believe will be profitable or will enhance the value of our portfolio. The success of these acquisitions will depend, in part, on our ability to efficiently integrate the acquired properties and employees into our organization, and apply our business, operating, administrative, financial and accounting strategies and controls to the acquired properties. In addition, we plan on expanding or redeveloping some of these recently acquired properties. Such expansion and redevelopment activities pose the same risks that are inherent in our development activities as discussed elsewhere in this registration statement on Form 10 and pose additional risks that are unique to expansion and redevelopment efforts, such as the uncertainty of obtaining tenant approvals. If we are unable to successfully integrate the acquired properties into our operations, our results of operations and financial condition may be adversely affected.

              We may not be able to achieve the anticipated financial and operating results from our acquisitions, which would adversely affect our operating results.

              We will continue to acquire properties that we believe will enhance our future financial performance. Our belief is based on and is subject to risks, uncertainties and other factors, many of which are forward-looking and are uncertain in nature or are beyond our control. In addition, some of these properties may have unknown characteristics or deficiencies or may not complement our portfolio of existing properties. As a result, some properties may be worth less or may generate less revenue than we believed at the time of the acquisition, negatively affecting our operating results.

    We could incur significant costs related to environmental issues.

              Under some environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of on real property, may be liable for the costs of investigating and remediating hazardous substances on or under or released from the property and for damages to natural resources. The Federal Comprehensive Environmental Response, Compensation & Liability Act, and similar state laws, impose liability on a joint and several basis, regardless of whether the owner, operator or other responsible party knew of or was at fault for the release or presence of hazardous substances. In connection with the ownership or operation of our properties, we could be liable for costs associated with investigation and remediation in the future. The costs of any required remediation and related liability as to any property could be substantial under these laws and could exceed the value of the property and/or our aggregate assets. The presence of hazardous substances, or the failure to properly remediate those substances, also may adversely affect our ability to sell or rent a property or to borrow funds using the property as collateral. In addition, environmental laws may impose restrictions on the manner in which we use our properties or operate our business, and these restrictions may require expenditures for compliance. We cannot assure you that a material environmental claim or compliance obligation will not arise in the future. The costs of defending against any claims of liability, of remediating a contaminated property, or of complying with future environmental requirements could be substantial and affect our operating results. Such expansion and redevelopment activities pose the same risks that are inherent in development activities as discussed elsewhere in this registration statement on Form 10 and pose a pose additional risks, such as tenant approvals.

    Uninsured losses could adversely affect our financial condition.

              We carry comprehensive liability, fire, flood, terrorism, extended coverage and rental loss insurance with respect to our properties with policy specifications and insured limits that we believe are customary for similar properties. We also carry comprehensive earthquake and pollution cleanup coverage on all our properties and we carry off-premises power coverage for each of our Mills projects. In addition, for Sawgrass Mills, we carry sinkhole coverage. There are some types of losses, generally of a catastrophic nature, such as wars or acts of God, which may be either uninsurable or not economically insurable. Should a property suffer an uninsured loss, we could lose our invested capital in and anticipated profits and future revenues from that property. Additionally, in the case of recourse construction loans, we may remain obligated under those loans and any other financial obligations on that property. An uninsured loss or a loss in excess of insured limits may negatively impact our financial condition.

Risks Associated with Our Indebtedness and Financing

              We have substantial indebtedness and we require significant cash flow to make required payments on our indebtedness.

              We rely heavily on debt financing for our business. As of December 31, 2003, we had total debt of approximately $3.3 billion, including our pro rata share of unconsolidated joint venture debt. We have also guaranteed certain outstanding unconsolidated joint venture debt, which guarantees expire upon the achievement of specified financial performance tests. We expect to make similar guarantees in connection with our future developments and to continue to rely on debt to finance our future developments and acquisitions. Due to our high level of debt, our cash flow may be insufficient to meet required payments of principal and interest. If a property were mortgaged to secure payment of indebtedness and we were unable to meet mortgage payments, the mortgagee could foreclose upon that property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies.

              We may be unable to repay our existing indebtedness as it matures, which could adversely affect our financial condition.

              Most of our indebtedness does not require significant principal payments prior to maturity. However, we will need to raise additional equity capital, obtain secured or unsecured debt financing, issue private or public debt, or sell some of our assets to either refinance or repay our indebtedness as it matures. We cannot assure you that these sources of financing or refinancing will be available to us on reasonable terms or at all. Our inability to obtain financing or refinancing to repay our maturing indebtedness, and our inability to refinance existing indebtedness on reasonable terms, may require us to make higher interest and principal payments, issue additional equity securities, or sell some of our assets on disadvantageous terms, all or any of which may result in the foreclosure of properties or a partial or complete loss on our investment and otherwise adversely affect our financial condition and results of operations.

              Our degree of leverage could limit our ability to obtain additional financing, which would negatively impact our business.

              As of December 31, 2003, our consolidated borrowings and pro rata share of unconsolidated borrowings totaled approximately $3.3 billion, which represented approximately 50.3% of TMC's total market capitalization. Total market capitalization represents the sum of the outstanding indebtedness (including our share of joint venture indebtedness), the total liquidation preference of all of TMC's preferred stock and the total market value of TMC's common stock and our common and preferred units of partnership interest, based on the closing price of TMC's common stock as of December 31, 2003. Our leverage and any future increases in our leverage could adversely affect our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, development or other general corporate purposes which would negatively impact our business overall.

              Due to the significant amount of our variable rate debt, rising interest rates would adversely affect our results of operation.

              As of December 31, 2003, we had $1.3 billion of variable rate debt outstanding, including our pro rata share of variable rate unconsolidated joint venture debt. While we have sought to refinance our variable rate debt with fixed rate debt or cap our exposure to interest rate fluctuations by using interest rate swap agreements where appropriate, a significant increase in interest rates would adversely affect our results of operations.

              We have entered into loan agreements that impose a number of restrictive covenants that may hinder our operational flexibility and violation of these restrictive covenants carries serious consequences.

              The agreements governing our line of credit and term loan impose numerous restrictive financial and operating covenants on us, including covenants that limit our ability to (a) incur additional debt, (b) sell assets, (c) repurchase our securities and (d) engage in mergers and consolidations. For example, under our line of credit and term loan, the lenders may accelerate payment and may pursue standard remedies upon a violation of any covenant. These restrictions may negatively impact our flexibility in conducting our operations and violations of these covenants may have adverse consequences to us.

              We depend on third party financing for our development, expansion and acquisition activities.

              As we continue to develop or acquire new retail properties or expand existing properties, we anticipate that we will finance these activities through lines of credit, other forms of secured or unsecured debt, including construction financing and permanent debt, and contributions from joint venture partners including Kan Am. There can be no assurance that we will be able to obtain the financing necessary to fund new development, project expansions or our acquisition activities on terms favorable to us or at all. In addition, we cannot assure you that our joint venture partners will make their required capital contributions. If we are unable to obtain sufficient levels of third party financing to fund our growth, our business will be negatively impacted.

Risks Associated with our Joint Ventures

              Our joint venture agreements contain various rights including buy-sell, redemption and guaranty provisions and obligations that could impose a significant financial burden on us.

              Our joint venture agreements with Kan Am and other investors typically include buy-sell provisions, under which our joint venture partner may be entitled, under certain circumstances, such as a change in control of us, to require that we buy their interest in the joint venture. In addition, in the case of our Great Mall and Opry projects, Kan Am Grund has the ability to cause the sale of either of these properties at any time. If we are unwilling or unable to purchase their interest, we may be required to sell the property at a time when we otherwise may not have wished to sell the project and we will lose the revenues and profits that we otherwise would have earned on these properties.

              In addition, a number of our joint venture agreements with Kan Am contain obligations for us to redeem our partner's interest in the venture if certain conditions have not been satisfied, such as securing construction or other loans by specified dates, or require us to guarantee the payment of specified priority returns.

              There is no assurance that we will be financially able to satisfy any of these obligations when required to do so.

              We do not have exclusive control over the management of joint venture projects and must share control with our joint venture partners.

              With respect to some of our properties, we have invested and expect in the future to invest as a co-venturer or partner in the development of some of our new properties, instead of developing projects on our own. These shared investments may involve risks not present in a wholly owned development project that stem from us not having exclusive control over the development, financing, leasing, management and other aspects of the project. We may not have the right to take some significant actions without the approval of our joint venture partners, which approvals they may not grant, even if we think such actions would be in the best interests of the joint ventures and the properties. For example, we may need the other joint venturer's approval before selling or refinancing a joint venture's property, setting an annual budget, entering into specified transactions with affiliates and settling litigation above specified thresholds. If they do not provide their consents to actions that we believe are necessary and in the best interests of the joint ventures, our joint venture properties and our overall business may suffer. Additionally, our co-venturer might have interests or goals that are inconsistent with ours and may take actions that are contrary to our instructions, requests or interests, or otherwise hinder us from accomplishing our goals. Our joint venture partners could take actions binding on the joint venture without our consent. Actions by a joint venture partner could subject the joint venture assets to additional risk.

Risks Associated with TMC's Capital Stock and Our Units

              The market value of TMC's capital stock can be adversely affected by numerous factors.

              Our partnership units are redeemable for either cash or shares of TMC's common stock and as a result, the value of our common partnership units are closely tied to the value of TMC's common stock. As with any publicly traded company, the market value of TMC's common stock may be negatively affected by a number of factors, many of which are beyond our control. These factors include the following:

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  general decline in the capital markets;

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  level of institutional interest in our equity securities;

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  perception of REITs generally and REITs with portfolios similar to ours;

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  attractiveness of equity securities of REITs generally compared to other publicly traded companies;

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  the market's perception of our business and dividend growth potential;

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  government action or regulation, including the recent application of capital gains tax rates to dividends paid by regular corporations, which rates, except in limited circumstances, do not apply to dividends paid by REITs;

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  our earnings and cash distributions;

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  increases in market interest rates, which may lead investors to demand a higher dividend payout rate in relation to the price of our equity securities;

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  the relatively low daily trading volume of equity securities of REITs in general; and

  •
  our ability to invest the proceeds of offerings of securities in a manner that will increase earnings per share.

              In addition, issuances of a substantial number of shares of TMC's capital stock, or the mere perception that such issuances may occur, could adversely affect the market value of its capital stock. This is particularly true with TMC's common stock, a substantial number of shares of which may be issued in connection with the exercise of outstanding options, redemption of our outstanding partnership units and for future financing needs. During 2003, TMC issued a number of shares of its common stock in connection with the redemption of our partnership units and we expect that our unitholders will continue to redeem their partnership units in the future.

              We cannot predict what effect future issuances and sales of TMC's capital stock, or the mere perception that such issuance may occur, will have on the market prices of its capital stock. Any adverse effect on the market price of TMC's capital stock, however, would materially adversely affect the value of an investment in TMC's capital stock and consequently an investment in our common units. Additionally, a significant decrease in the market price of TMC's capital stock would make it more difficult for TMC to raise funds through future offerings of its capital stock.

              We may not have sufficient cash flow or assets to make distributions to our unitholders.

              Our ability to make distributions to our unitholders depends on our ability first to cover our operating and related expenses and satisfy our obligations to our creditors. In addition, we have several classes or series of preferred units outstanding, most of which are held by TMC, and the terms of these preferred units provide that the holders of such preferred units are entitled to receive their distributions prior to our common unitholders. As a result, if we do not have sufficient cash remaining for distributions after satisfying the distribution requirements of our preferred unitholders, holders of our common units may not receive any distributions.

              Also, in the event of a bankruptcy, liquidation or reorganization or similar proceeding, our creditors will generally be entitled to payment of their claims from our assets before any assets are made available for distribution to our unitholders. In every case, the holders of common units will have the right to participate in any distribution of our assets only after the claims of our creditors and holders of our preferred units are satisfied.

Risks Associated with Our Organization

              A number of TMC's directors and significant stockholders may exert substantial influence over us.

              As of December 31, 2003, Kan Am and its affiliates directly and indirectly owned approximately 7.7% of our outstanding partnership units and was our joint venture partner in nine operating properties and two projects under development. In addition, Kan Am Grund is our joint venture partner in two additional operating projects. Three of TMC's twelve directors are affiliated with Kan Am. These three directors may have significant influence over TMC as members of its board. The interests of these directors may conflict with the interests of TMC's other stockholders and our other unitholders in connection with Kan Am's joint ventures with us to develop, own, and operate additional properties, and they may use their voting influence contrary to our partners' interests. The Kan Am entities may exchange all or a substantial portion of the partnership units that they hold for shares of TMC's common stock. If they do so, they will increase their influence over TMC and over the outcome of any matters submitted to TMC's stockholders for approval. The influence and voting power of TMC's other stockholders may diminish accordingly.

              A number of our joint venture partnership agreements contain provisions that could delay or prevent a change in control of TMC.

              A number of our joint venture agreements contain buy-sell rights that may be exercised upon a "change in control." This buy-sell right allows our partner in a joint venture to require us to purchase such partner's entire interest in the joint venture. We are required to pay for any purchase of such partner's joint venture interests, at TMC's option, in cash or with our common units. The required payments may have the effect of discouraging a third party from partaking in a change in control of TMC, even if a change in control were in the best interests of our unitholders and TMC's stockholders. For the purpose of determining when buy-sell rights may be exercised, each of the following events is a "change in control" when it occurs without the unanimous approval of the members of TMC's board of directors who are affiliates of Kan Am:

  •
  TMC participates in any consolidation, merger or corporate reorganization in which more than 40% of our outstanding voting securities are transferred;

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  any person or group, other than Kan Am and its affiliates, becomes the beneficial owner, directly or indirectly, of more than 40% of TMC's then outstanding combined voting securities; and

  •
  a person, whose nomination for election as TMC's director was not recommended by the Governance and Nominating Committee of TMC's board of directors, is elected as a director to TMC's board of directors.

Risks Associated with Income Tax Laws and Accounting Pronouncements

              TMC's failure to qualify as a REIT would have adverse tax consequences to its stockholders and to our unitholders.

              TMC believes that it has been organized and has conducted its operations in a manner so as to qualify as a REIT under Sections 856 through 860 of the Code, and it intends to continue to operate as a REIT in the future. We cannot assure you, however, that TMC currently qualifies as a REIT or will continue to qualify as a REIT. Many of the REIT requirements are highly technical and complex and depend on various factual matters and circumstances that may not be completely within TMC's control, such as actions taken by our joint venture partners. The fact that TMC holds its assets through us and our subsidiaries further complicates the application of the REIT requirements. Even if TMC currently qualifies as a REIT, new tax rules or legislation may affect whether it continues to qualify as a REIT or the federal income tax consequences of its REIT qualification.

              If TMC fails to qualify as a REIT, among other things, it will be subject to federal and state income tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. This would have a material adverse effect on TMC's results of operations and could reduce materially the value of TMC's common stock, as the additional tax liability to TMC for the year or years involved would reduce its net earnings available for investment, debt service or distribution to its stockholders. A reduction in the value of TMC's common stock would reduce the redemption value of our units. Furthermore, TMC would no longer be required by the Code to make any distributions to its stockholders as a condition to REIT qualification, although we would still be required to distribute quarterly our net cash flow to our unitholders, including TMC. If TMC makes distributions to its stockholders in reliance on its continued qualification as a REIT, we or TMC might be required to borrow funds or to liquidate investments to permit TMC to pay the taxes that would result from the actual failure to qualify as a REIT.

              We intend to qualify as a partnership but cannot guarantee that we will so qualify.

              We intend to qualify as a partnership for federal income tax purposes. However, we will be treated as a corporation for federal income tax purposes if we are a "publicly traded partnership," unless, among other things, at least 90% of our income is "qualifying income," as defined in the Internal Revenue Code. We take the position that we are not a publicly traded partnership and we believe that we would have sufficient "qualifying income," which includes real property rents and other passive income, to ensure that we would be taxed as a partnership even if we were a publicly traded partnership. We cannot assure you, however, that the IRS will not challenge our status as a partnership for federal income tax purposes, or that a court would not sustain an IRS challenge. If the IRS were successful in treating us as a corporation for tax purposes, we would become subject to federal and state corporate income tax, which would reduce significantly our cash available for investment, debt service and distribution to our partners, including TMC. In addition, TMC would fail to qualify as a REIT for tax purposes.

    We and TMC pay some taxes.

              Even if TMC qualifies as a REIT for federal income tax purposes, it is subject, through its ownership interest in us, to various federal, state, local and foreign taxes on its income and property. TMC may have to pay some state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes. TMC may also have to pay some foreign taxes as a result of its ownership and operation of assets in foreign jurisdictions. TMC's taxable REIT subsidiaries are taxable as corporations and pay federal, state and local income tax on their net income at the applicable corporate rates, and pay foreign taxes to the extent they own assets or conduct operations in foreign jurisdictions. In addition, taxable REIT subsidiaries are subject to special rules that may result in increased taxes. For example, TMC's taxable REIT subsidiaries are limited in their ability to deduct interest payments made to TMC. In addition, TMC will be required to pay a 100% penalty tax on some payments that it receives if the economic arrangements between it, its tenants and its taxable REIT subsidiaries are not comparable to similar arrangements between unrelated parties or if TMC receives payments for property held for sale in the ordinary course of business. To the extent that we or TMC's taxable REIT subsidiaries are required to pay taxes, we will have less cash available for investment, debt service and distribution to our unitholders, including TMC.

    TMC is subject to limitations on its ownership of debt and equity securities.

              Subject to certain exceptions, including the one discussed in this paragraph, a REIT is generally prohibited from owning securities in any one issuer if the value of those securities exceeds 5% of the value of the REIT's total assets or the securities owned by the REIT represent more than 10% of the issuer's outstanding voting securities or more than 10% of the value of the issuer's outstanding securities. A REIT is permitted to own securities of its taxable REIT subsidiaries in an amount that exceeds the 5% value test and the 10% vote or value test, but the aggregate value of such securities may not represent more than 20% of the value of the REIT's total assets. Certain of TMC's subsidiaries, including MSC and each corporate subsidiary in which it owns at least 35% of the outstanding voting securities or 35% of the value of the outstanding securities, have elected to be treated as taxable REIT subsidiaries. While TMC believes that it has satisfied these limitations on the ownership of securities during each of the taxable years that each such limitation applied to it, given the highly complex nature of the rules governing REITs (which complexity is exacerbated when a REIT owns its properties through partnerships, as TMC does through us) and the ongoing importance of factual determinations, we cannot provide any assurance that the IRS would not disagree with this determination.

              You may be subject to adverse consequences if you attempt to acquire shares of TMC in excess of 9.225% of its capital stock, including through the redemption of our units.

              For TMC to qualify as a REIT, ownership of its capital stock, directly or by virtue of the applicable attribution provisions of the Code, by any person or persons acting as a group is limited to 9.225% of its outstanding capital stock. Any transfer that would cause a violation of this 9.225% ownership limit, including a transfer of shares in redemption of our units, will result in the immediate conversion of the excess shares into shares of "excess stock" that are non-voting and that may not participate in distributions (except for distributions in the event of TMC's liquidation). The shares of excess stock would be immediately transferred to TMC as trustee of a trust for the exclusive benefit of beneficiaries that the person acquiring such shares may designate, subject to TMC's right to purchase the shares for fair consideration.

              You may be subject to adverse consequences if you are not a U.S. person and you attempt to acquire shares of TMC's capital stock, including through the redemption of our units.

              Provisions in TMC's certificate of incorporation are intended to ensure that TMC maintains it status as a "domestically controlled REIT" under the Code by rendering void transfers of TMC's shares that will jeopardize its status as a domestically controlled REIT and by eliminating rights of the shares of transferred stock. Under these provisions, if you are not a U.S. person and you acquire shares of TMC's capital stock, including through the redemption of our units, the acquisition of which causes less than 50% of our capital stock to be owned by U.S. persons, the shares that you acquire will convert immediately into shares of excess stock that will be non-voting and that may not participate in distributions (except for distributions in the event of TMC's liquidation). These shares of excess stock would be immediately transferred to TMC as trustee of a trust for the exclusive benefit of beneficiaries that you may designate, subject to TMC's right to purchase the shares for fair consideration.

              Recent changes in taxation of corporate dividends may adversely affect the redemption value of our units.

              Tax legislation enacted in May 2003 generally reduces to 15% (through 2008) the maximum marginal rate of tax payable by individuals on dividends received from a regular C corporation. This reduced tax rate, however, does not apply to dividends paid to individuals by a REIT on its stock, except in certain circumstances where the dividends are attributable to income that has been subject to corporate-level tax. While the earnings of a REIT that are distributed to its stockholders generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislative change could cause individual investors to view the stock of regular C corporations as more attractive relative to the stock of a REIT. Individual investors could hold this view because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from REITs will generally be taxed at the same rate as the individual's other ordinary income. We cannot predict what effect, if any, this difference in the taxation of dividends may have on the value of the stock of REITs, including TMC, either in terms of price or relative to other investments and, as a result, the redemption value of our units.

              New accounting pronouncements and regulations could have an impact on our results of operations.

              New accounting pronouncements

              In May 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period commencing after June 15, 2003. Our adoption of this pronouncement, effective July 1, 2003, had no impact on our financial condition or results of operations.

              In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which (a) the equity investors, (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. FIN 46 became effective immediately for all VIEs created after January 31, 2003 and required certain disclosures be made in financial statements issued after January 31, 2003. In December 2003, FAS issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. Because we did not become party to any VIEs created since January 31, 2003, we are not required to adopt FIN 46-R until March 31, 2004. Based on a preliminary review, we have identified certain joint venture entities created prior to February 1, 2003, that may meet the criteria of a VIE and may require consolidation under FIN 46 and FIN 46-R effective March 31, 2004. Total assets of the potential VIEs were $581.4 million at December 31, 2003.

              Proposed accounting pronouncements

              We are required to implement new accounting pronouncements and regulations applicable to our business when issued by the Financial Accounting Standards Board, SEC and other regulatory organizations within the accounting profession. Currently a pronouncement is being considered that may impact the real estate industry. The proposal, "Accounting for Certain Costs and Activities Related to Property, Plant and Equipment," would eliminate the capitalization of various development costs and would require depreciation of different asset components based upon each of their lives. The proposal is still in the adoption process and has not been finalized. Accordingly, there can be no assurance that it will be adopted in its current form or at all. If adopted, the final form of this proposal and others being considered could have an impact on our results of operations.

              We continue to pursue foreign development opportunities in international markets that are subject to foreign currency risks due to potential fluctuations in exchange rates.

              We have pursued and intend to continue to pursue foreign development opportunities in international markets where the U.S. dollar is not the national currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. For example, a significant depreciation in the value of the foreign currencies of one or more countries where we have a significant investment may materially adversely affect our performance. We are evaluating hedging strategies to mitigate such effects, although there can be no assurance that we will be successful in mitigating such risks.

Item 2.    Financial Information.

Selected Financial Data

              The following table sets forth our selected consolidated financial data. Our historical financial data should be read in conjunction with the consolidated financial statements and accompanying notes and the discussion set forth in the section entitled "—Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this registration statement on Form 10.

	Years Ended December 31,
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per unit data)
OPERATING DATA:
REVENUES:
Minimum rent	$213,683	$119,568	$100,642	$102,230	$104,407
Percentage rent	5,636	2,267	1,518	2,891	3,677
Recoveries from tenants	107,716	58,123	50,975	52,006	51,680
Other property revenue	27,769	15,748	15,211	10,314	8,778
Management fee income from unconsolidated joint ventures	11,784	10,925	10,436	8,445	4,891
Other fee income from unconsolidated joint ventures	4,542	8,856	8,097	8,637	8,647

Total operating revenues	371,130	215,487	186,879	184,523	182,080

EXPENSES:
Recoverable from tenants	96,531	52,562	43,065	44,333	44,464
Other operating	12,724	6,281	5,684	5,362	6,184
General and administrative	24,666	17,736	17,352	15,691	12,416
Depreciation and amortization	89,691	48,405	36,675	37,779	34,164

Total operating expenses	223,612	124,984	102,776	103,165	97,228

	147,518	90,503	84,103	81,358	84,852
OTHER INCOME AND EXPENSE:
Equity in earnings of unconsolidated joint ventures	27,735	30,509	12,398	16,224	12,287
Interest income	11,518	7,440	4,048	4,868	2,605
Gain on sale of joint venture interests	9,191	—	6,420	18,370	—
Interest expense, net	(76,636)	(48,156)	(53,731)	(55,710)	(49,498)
Loss on extinguishment of debt	(550)	(1,260)	(16,624)	(3,147)	(2,762)
Other income (expense)	(1,605)	(653)	(2,307)	(4,210)	(1,643)
Foreign currency exchange gains, net	38,639	11,582	—	—	—

INCOME BEFORE DISCONTINUED OPERATIONS	155,810	89,965	34,307	57,753	45,841
Discontinued operations	128	397	403	8	—

NET INCOME	155,938	90,362	34,710	57,761	45,841
Preferred unit distributions	(28,469)	(2,555)	—	—	—

INCOME AVAILABLE TO COMMON UNIT HOLDERS	$127,469	$87,807	$34,710	$57,761	$45,841

EARNINGS PER COMMON UNIT — BASIC:
Income from continuing operations	$2.10	$1.67	$0.84	$1.48	$1.18
Discontinued operations	—	0.01	0.01	—	—

Income per common unit	$2.10	$1.68	$0.85	$1.48	$1.18

EARNINGS PER COMMON UNIT — DILUTED:
Income from continuing operations	$2.07	$1.65	$0.83	$1.47	$1.17
Discontinued operations	—	0.01	0.01	—	—

Income per common unit	$2.07	$1.66	$0.84	$1.47	$1.17

DIVIDENDS PAID PER COMMON UNIT (Unaudited):
Ordinary income	$1.08	$0.75	$—	$0.51	$0.97
Capital gains	0.15	0.12	—	—	0.02
Return of capital	1.01	1.31	2.12	1.54	1.00

Dividends paid per common unit	$2.24	$2.18	$2.12	$2.05	$1.99

OTHER DATA:
Cash flows provided by (used in):
Operating activities	$177,705	$93,387	$90,388	$78,386	$77,069
Investing activities	$(1,111,681)	$(573,078)	$(146,362)	$(78,042)	$(95,775)
Financing activities	$870,558	$549,510	$54,903	$7,068	$11,231
Funds from operations (1)	$249,036	$167,781	$104,721	$101,785	$92,314
Funds from operations available to common unit holders (1)	$220,567	$165,226	$104,721	$101,785	$92,314
Diluted weighted average common units outstanding	61,549	52,982	41,508	39,166	39,137
PORTFOLIO DATA (INCLUDING UNCONSOLIDATED JOINT VENTURES):
Total Portfolio GLA at end of period	32,586	20,400	18,261	17,047	16,679
Number of properties at end of period	26	17	16	14	22
BALANCE SHEET DATA:
Investment in real estate assets (before accumulated depreciation)	$3,491,038	$2,287,246	$1,552,692	$1,358,645	$1,236,471
Total assets	$3,294,633	$2,149,085	$1,325,234	$1,125,691	$1,039,467
Mortgages, notes and loans payable	$2,119,314	$1,236,726	$967,268	$908,936	$877,273
Partners' capital	$984,125	$676,534	$153,830	$80,319	$101,005

(1)
We consider Funds From Operations ("FFO") to be a widely used financial measure among equity REITs that may provide a relevant basis for comparison among REITs. As defined by the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is "net income (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis". For management analysis purposes, we adjust NAREIT defined FFO to exclude the effects of foreign currency exchange rate fluctuations reflected in net income arising primarily through the re-measurement process of translating foreign investment and advance accounts for inclusion in our U.S. dollar denominated accounts. Although we believe this adjustment presents FFO on a more comparable basis to FFO presented by other REITs, it is important to realize that our FFO computation may be significantly different from that used by other REITs and, accordingly, may, in fact, not be comparable. We offer this measure to assist the users of our financial statements in analyzing our performance; however, this is not a measure of financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our units should not rely on this measure as a substitute for any GAAP measure, including net income. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations" contained elsewhere herein.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

              We are engaged in the development, acquisition and operation of retail and entertainment real estate. Our primary source of revenue is tenant leases and so it is both the opportunity and challenge of our business to provide an environment where consumers are drawn to our properties providing tenants the opportunity to achieve success through high sales volumes. Properly defining the market area and its demographics, along with evaluating trends in where and how people shop, are key elements in identifying sites that can be successfully developed.

              The results of our operating properties are impacted by the supply and demand for retail space, the strength or weakness of consumer demand and the financial health of retail tenants. Management reviews the Funds From Operations ("FFO") of each property. Additional key measures we use to evaluate the performance of our operating properties are tenant sales volumes and sales per square foot, average rents, re-leasing spreads and occupancy rates.

              FFO is a supplemental measure of operating performance used by management. It is also a metric widely used in our industry. FFO is a non-GAAP measure and should be considered by investors to be a supplemental measure to GAAP performance measures such as revenues, net income and earnings per share.

              Interest rates are a critical factor in all facets of our business. Consistent with the real estate industry, we finance our projects with considerable debt so fluctuations in interest rates could have a significant impact on our results of operations. We attempt to mitigate our exposure to interest rate fluctuations by using long-term fixed rate or hedged to maturity debt on our stabilized properties and by hedging a significant portion of our floating rate debt.

              In acquiring a property we evaluate the property's historical tenant sales levels, average rents and re-leasing spreads. We also consider our ability to add value to the property by enhancing the tenant mix, adding dining and entertainment options and/or expansion and redevelopment opportunities. Our ability to finance the investment with debt and/or to bring in a joint venture partner is also considered.

              In 2002, we articulated a three-prong strategy of expanding beyond our Mills Landmark Centers to also focus on 21st Century Retail and Entertainment Centers and International Retail and Entertainment Centers. During 2003, our historical development pipeline produced St. Louis Mills; but we also acquired nine properties for a total purchase price of $1.3 billion and opened our first international project near Madrid, Spain. We anticipate additional projects in foreign countries. For foreign investments, we evaluate additional factors such as the ability to partner with local developers and financiers; the stability of the local economy; costs associated with foreign taxes; currency hedging strategies; statutory requirements; and local customs.

Operating Portfolio Data

              As noted above, we evaluate a number of factors for our operating properties. For our operating portfolio, which includes our unconsolidated joint ventures, all such 2003 factors were positive when compared to 2002:

  •
  Occupancy at comparable properties rose 70 basis points to 94.5%;

  •
  Comparable same center tenant sales per square foot rose $6 to $332;

  •
  Average rent per square foot rose by $2.21 to $20.81; and

  •
  Re-leasing spreads, excluding properties in the initial lease up period, increased 52.9% to $12.14 for our anchor stores and 5.7% to $28.78 for our in-line retailers.

              Comparisons are made for properties that we have owned and/or have been open for at least two years. Re-leasing spreads also exclude properties that are in an initial lease-up phase since there are no comparative prior rents.

              The improvements in all of the key operating metrics reflect the strength of consumer spending despite the overall lackluster performance of the U.S. economy in 2003 and the results of our remerchandising efforts. Tenant sales per square foot in excess of $300 are generally viewed in our industry as an indication of a well performing retail project. The re-leasing spreads for anchor tenants illustrate that when leases terminate we are able to re-lease the space to successful retailers at higher rents but even more importantly to tenants that may do much higher sales volumes thereby attracting more consumers to our projects and benefiting all of the retailers at the project.

Results of Operations

              In evaluating our results of operations on a consolidated basis from year-to-year, it is important to isolate the impact of properties opened, acquired or sold during either period. Since for our consolidated portfolio, over 90% of the increase in each property related line item is related to the growth in the portfolio, our discussion will focus on the portion of the increase or decrease related to our properties that we have owned and/or that have been open for at least two years ("Comparable Operations"). The acquisitions and developments are discussed in the Liquidity and Capital Resources portion of this discussion.

              The line items shown in the following tables are the items we think are important in understanding our operations and which had significant changes from year-to-year.

              Comparison of Years ended December 31, 2003 and 2002

              Wholly Owned Properties

              The following table reflects key items from our audited statements of income (in millions):

	2003	2002	% Change
Revenues:
Property revenue	$354.8	$195.7	81.3%
Management and other fee income	16.3	19.8	(17.7)%

Total operating revenues	$371.1	$215.5

Operating Expenses:
Property operating expenses	$109.2	$58.9	85.4%
General and administrative expenses	24.7	17.7	39.5%
Depreciation and amortization	89.7	48.4	85.3%

Total operating expenses	$223.6	$125.0

Gain on sale of joint venture interests	$9.2	$—	NA

Interest income	$11.5	$7.4	55.4%

Interest expense, net	$76.6	$48.2	58.9%

Foreign currency exchange gains, net	$38.6	$11.6	232.8%

              Income before discontinued operations increased $65.8 million or 73.1% in 2003 primarily due to properties acquired in late 2002 and during 2003, properties developed and placed in service in late 2002 and during 2003, foreign currency exchange gains and gains from sales of joint venture interests in some of our properties.

              Property revenue—property revenue increased $159.1 million or 81.3% from 2002 to 2003. Of the increase 7.2%, or $11.4 million, was contributed by our Comparable Operations and is attributable to a $9.2 million increase in minimum rent. Nearly half of the increase in minimum rent was contributed by Mainstreet, our push cart operation. Other increases in minimum rent were due to increased occupancy, higher rents and a full year of rents for tenants that moved into centers late in 2002.

              Management and other fee income—management and other fee income decreased $3.5 million or 17.7% from 2002 to 2003. While management fee income rose from our larger portfolio of unconsolidated joint ventures, development fees decreased $3.2 million in 2003 when compared to 2002. Development, leasing and financing fees are related to the timing of specific transactions and tend to have higher variability between periods.

              Property operating expenses—property operating expenses, which includes recoverable from tenants and other operating, increased $50.3, or 85.4%, from 2002 to 2003. Of the increase 5.8%, or $2.9 million, was related to our Comparable Operations.

              General and administrative expenses—general and administrative expenses increased $7.0 million or 39.5% from 2002 to 2003. Of the increase, $6.2 million is attributable to strengthening the corporate staff in terms of size, experience and knowledge base to better manage the larger portfolio and the growing complexities of property acquisitions, international operations and our multi-faceted development opportunities.

              Depreciation and amortization—depreciation and amortization increased 85.3%, or $41.3 million, of which $38.4 million is attributable to recently acquired and opened centers.

              Gain on sale of joint venture interests—during 2003, we conveyed partnership interests in four properties realizing an aggregate gain of $9.2 million.

              Interest income, net—interest income, net increased $4.1 million or 55.4% from 2002 to 2003. The increase is primarily attributable to interest earned on advances to Madrid Xanadú made late in 2002.

              Interest expense—interest expense increased $28.4 million or 58.9% from 2002 to 2003. New properties contributed $35.2 million of additional interest expense while another $3.8 million was incurred on our line of credit, which was utilized to fund advances to unconsolidated joint ventures and for development expenditures. Partially offsetting these increases was an increase in capitalized interest.

              Gain on foreign currency transactions—gain on foreign currency transactions increased $27.0 million or 232.8% from 2002 to 2003. The benefit results primarily from the strength of the Euro against the U.S. dollar. These gains result from re-measuring our investment and advance balances which are denominated in local currencies into the U.S. dollar for reporting purposes.

              Unconsolidated joint ventures

              The following table reflects key items from the combined condensed results of operations of our unconsolidated joint ventures (in millions):

	2003	2002	% Change
Operating revenues	$347.9	$278.8	24.8%
Operating expenses	$216.2	$176.4	22.6%
Interest expense	$108.8	$82.5	31.9%
Other income (expense)	$12.1	$22.3	(45.7)%
Our equity in earnings	$27.7	$30.5	(9.2)%

              Net income decreased $8.2 million or 18.1% due primarily to lower land sales and the consolidation of Opry Mills following its acquisition in mid-2002, partially offset by increased net income from joint ventures acquired in 2003 and assets developed and placed in service in late 2002 and during 2003.

              Operating revenues—operating revenues increased $69.1 million or 24.8% from 2002 to 2003. The increase is primarily attributable to recently acquired and opened unconsolidated joint ventures.

              Operating expenses—operating expenses increased $39.8 million or 22.6% from 2002 to 2003. The increase is primarily attributable to recently acquired and opened unconsolidated joint ventures.

              Interest expense—interest expense increased $26.3 million or 31.9% from 2002 to 2003. Almost half of the increase is attributable to the recently acquired and opened unconsolidated joint ventures. The other half is attributable to two construction loans that were refinanced in late 2002 with higher fixed rate permanent mortgage loans.

              Other income (expense)—other income (expense) decreased $10.2 million or 45.7% from 2002 to 2003. Higher land sales in 2002 coupled with start up costs at our Madrid Xanadú Snow Dome venture in 2003 account for $8.0 million or 78.4% of the decrease.

              Our equity in earnings—our equity in earnings decreased $2.8 million or 9.2% from 2002 to 2003. The decrease is primarily attributable to the changes described above.

              Comparison of the Years ended December 31, 2002 and 2001

              Wholly Owned Properties

              The following table reflects key items from our audited statements of income (in million):

	2002	2001	% Change
Revenues:
Property revenue	$195.7	$168.4	16.2%
Management and other fee income	19.8	18.5	7.0%

Total operating revenue	$215.5	$186.9

Operating Expenses:
Property operating expenses	$58.9	$48.7	20.9%
General and administrative expenses	17.7	17.4	1.7%
Depreciation and amortization	48.4	36.7	31.9%

Total operating expenses	$125.0	$102.8

Gain on sale of joint venture interests	$—	$6.4	NA

Interest income	$7.4	$4.0	85.0%

Interest expense, net	$48.2	$53.7	(10.2)%

Loss on extinguishments of debt	$1.3	$16.6	(92.2)%

Foreign currency exchange gains, net	$11.6	$—	NA

              Income before discontinued operations increased $55.7 million or 162.2% due primarily to recently acquired and opened properties as well as foreign currency exchange gains.

              Property revenue—property revenue increased $27.3 million or 16.2% from 2001 to 2002. The increase is primarily attributable to recently acquired and opened properties.

              Property operating expenses—property operating expenses increased $10.2 million or 20.9% from 2001 to 2002.     Our recently opened and acquired properties accounted for almost all of the increase.

              Depreciation and amortization—depreciation and amortization increased $11.7 million or 31.9% due primarily to recently acquired and opened properties.

              Gain on sale of joint venture interests—in 2001, we sold 40% of one of our retail ventures and realized a gain of $6.4 million.

              Interest income—interest income increased $3.4 million or 85.0% from 2001 to 2002. The increase is attributable to interest earned on advances to certain of our unconsolidated joint ventures, excess cash balances prior to the May 2002 acquisition of additional joint venture interests and tax increment financing associated with one of our development projects.

              Interest expense—interest expense decreased $5.5 million or 10.2% from 2001 to 2002. The decrease is attributable primarily to an overall decline in interest rates and lower average outstanding balances on our line of credit in 2002. These savings were partially offset by increases related to recently acquired properties and a full year of dividends paid on the Series A Convertible Preferred Stock which are classified as interest expense.

              Loss on extinguishments of debt—loss on extinguishments of debt decreased $15.3 million or 92.2% as the costs incurred to refinance a construction at one property in 2002 were substantially less than the costs incurred to refinance mortgages at two other properties in 2001.

              Foreign currency exchange gains, net—foreign currency exchange gains, net, amounting to $11.6 million, resulted from re-measuring investment and advance balances, which arose in 2002 and are denominated in local currencies, into U.S. dollars for reporting purposes.

              Unconsolidated joint ventures

              The following table reflects key items from the combined condensed results of operations of our unconsolidated joint ventures (in millions):

	2002	2001	% Change
Operating revenues	$278.8	$272.2	2.4%

Operating expenses	$176.4	$175.3	.6%

Interest expense	$82.5	$90.2	(8.5)%

Other income (expense)	$22.3	$14.6	52.7%

Our equity in earnings	$30.5	$12.4	146.0%

              Net income increased $20.5 million or 83.0% due to lower interest expense as a result of a decrease in LIBOR and the impact of recently opened centers. These increases were partially offset by the consolidation of certain properties following our acquisition of the remaining third party interests.

              Interest expense—interest expense decreased $7.7 million or 8.5% from 2001 to 2002. The decrease was attributable primarily to the decline in LIBOR and the consolidation of certain properties following our acquisition of the remaining third party interests.

              Other income (expense)—other income (expense) increased $7.7 million or 52.7% due primarily to higher tax incremental financing income at one center and higher land sale gains.

              Our equity in earnings—our equity in earnings increased $18.1 million or 146.0% from 2001 to 2002. The increase is primarily attributable to the changes described above as well as the impact of increasing our interests in five joint venture properties in 2002.

Funds From Operations ("FFO")

              FFO is a widely recognized metric in the real estate industry, in particular, REITs. Accounting for real estate assets using historical cost accounting under GAAP assumes that the value of such assets diminishes predictably over time. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations "since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." As a result the concept of FFO was created by NAREIT. As defined by NAREIT, FFO is "net income (computed in accordance with GAAP), excluding gains or losses from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis".

              For management analysis purposes, we adjust NAREIT defined FFO to exclude the effects of foreign currency exchange rate fluctuations reflected in net income arising primarily through the re-measurement process of translating foreign investment and advance accounts for inclusion in our U.S. dollar financial statements. Although we believe this adjustment presents FFO on a more comparable basis to FFO presented by other REITs, it is important to realize that our FFO computation may be significantly different from that used by other REITs and, accordingly, may, in fact, not be comparable.

              Management uses FFO to measure operating performance of our business and as one of several criteria to determine performance based bonuses. We offer this measure to assist the users of our financial statements in analyzing our performance; however, this is not a measure of financial performance under GAAP and should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

              The following, in millions, reconciles net income, which is considered to be the most comparable GAAP measure to FFO. We urge the users of our financial statements, including investors and potential investors in our securities, to carefully review the following reconciliation.

	Years Ended December 31,
	2003	2002	2001
Net income	$155.9	$90.4	$34.7
Add:
Depreciation and amortization	86.6	46.1	34.5
Equity in depreciation and amortization	55.4	42.9	35.5
Deduct:
Gain on sale of real estate joint venture interests	(9.2)	—	—
Foreign currency exchange gains, net	(38.6)	(11.6)	—
Equity in foreign currency exchange (losses) gains, net	(1.1)	—	—

FFO	249.0	167.8	104.7
Preferred unit distributions	(28.4)	(2.6)	—

FFO available to common unit holders	$220.6	$165.2	$104.7

Liquidity and Capital Resources

              Our short-term liquidity is derived primarily from tenant leases that generate positive net cash flow from operations and distributions from our unconsolidated joint ventures. There are currently no significant restrictions on distributions from our joint ventures. Net cash provided by operating activities was $177.7 million for the year ended December 31, 2003. Distributions from joint ventures' were $64.6 million for the year ended December 31, 2003. We anticipate that the net cash provided by operating activities and distributions from joint ventures will continue to be available to fund annual debt service payments, recurring capital expenditures and distributions to unit holders. Our $500.0 million line of credit is available to fund our cash needs, primarily our development and capital expenditures. At December 31, 2003, $262.4 million was available under our line of credit.

              At December 31, 2003, our balance of cash and cash equivalents was $15.8 million, excluding restricted cash of $37.5 million which is used to pay operating and capital expenditures of operating properties that serve as collateral for secured loan facilities, and excluding our proportionate share of cash held by unconsolidated joint ventures. In addition, at December 31, 2003, our consolidated joint ventures had combined cash and cash equivalents totaling $119.2 million, excluding the joint ventures' restricted cash balances of $40.5 million.

              Capital Transactions

              During the past three years, we completed a number of capital transactions that improved our balance sheet and overall liquidity. These transactions included construction loans, debt refinancing, common and preferred stock and unit issuances, and joint venture partner equity. The impact on our liquidity and balance sheet are highlighted by the following key ratios which are computed including our proportionate share of unconsolidated joint venture operations and debt:

	Years Ended December 31,
	2003	2002	2001
Coverage Ratios:
Interest coverage ratio	3.6	3.5	2.5
Fixed charge ratio	2.6	2.7	2.5
Leverage Ratio:
Debt to market capitalization ratio (1)	50.3%	49.5%	55.0%
Debt Indicators:
Weighted average maturity (in years)	4.5yrs	5.9yrs	5.8yrs
Weighted average interest rate	5.6%	6.5%	6.8%
Fixed rate debt percentage	59.0%	82.8%	83.4%
Fixed rate debt percentage, including swaps (2)	80.3%	96.7%	83.4%

(1)
This is based on TMC's total market capitalization, which represents the sum of the outstanding indebtedness (including our share of joint venture indebtedness), the total liquidation preference of all of TMC's preferred stock and the total market value of TMC's common stock and our common units based on the closing price of TMC's common stock as of December 31, 2003.
(2)
Includes swaps in place through December 31st of the year following the period presented.

              Financing Activities

              Net cash provided by financing activities was $870.6 million for the year ended December 31, 2003. In addition, during 2003, our unconsolidated joint ventures completed a number of financing transactions. The following sections provide greater detail of the debt and equity transactions that provided cash during 2003.

              Debt Transactions

              In December, The Block at Orange loan was refinanced with an interest-only $135.0 million mortgage loan. The loan bears interest at LIBOR plus 1.32%. As of December 31, 2003, interest has been fixed at approximately 6.50% through May 2006. The loan has an original maturity in 2006 but we intend to exercise its option to extend the maturity date for three one-year terms.

              In December, the Marketplace at Arundel construction loan was refinanced with a $12.4 million mortgage loan. The new loan bears interest at 5.92% and is amortizing on a 30-year schedule with a balloon payment due in 2014.

              In August, in connection with the acquisition of the Great Mall of the Bay Area, we obtained a $175.0 million mortgage loan which bears interest at 4.08% The loan is interest-only through maturity in 2008.

              In June, we refinanced and increased our unsecured revolving line of credit from $175.0 million to $500.0 million. The line of credit matures in 2006 and bears interest at LIBOR plus 1.50% to 2.50% depending on certain performance measures. Funds are available subject to compliance with the performance measures and certain restrictive covenants, with which we were in compliance at December 31, 2003.

              In June, in connection with the acquisition of Del Amo Fashion Center we obtained a mortgage loan of $316.0 million. The loan bears interest at LIBOR plus 2.40%, matures in 2006 and has two one-year extension options. The loan was componentized into senior and junior notes. We purchased $29.0 million of the junior notes effectively reducing the outstanding principal to $287.0 million and the average interest rate to LIBOR plus 2.06%. Interest on a notional amount of $190.0 million has been fixed through December 2004 at 4.07% due to an interest rate swap. Additionally, interest on a notional amount of $100.0 million has been fixed from December 2004 to December 2005 at 5.87%.

              In May, a construction loan with a total commitment of $242.4 million (€193.0 million) that was obtained for Madrid Xanadú began funding. As of December 31, 2003, $232.0 million was drawn on the loan. A portion of the loan was used to repay intercompany advances resulting in the realization of a substantial portion of our foreign currency exchange gain. The loan bears interest at EURIBOR plus 1.55%, matures in 2006 and has two one-year extension options. The loan is fully guaranteed by us. The guaranty may be reduced with the achievement of certain performance measures.

              In May, we refinanced the Arundel Mills construction loan with a $187.0 million mortgage loan. The loan bears interest at 4.61% through maturity in 2010 and is interest-only. We have a one-time right to borrow up to an additional

$40.0 million in mezzanine debt provided certain terms and conditions are satisfied. The pricing for the additional mezzanine debt will be subject to market conditions at the time of borrowing.

              In May, we obtained a construction loan with a total commitment of $162.0 million for St. Louis Mills. As of December 31, 2003, $111.1 million was drawn on the loan. The loan bears interest at LIBOR plus 1.95%, matures in 2006 and has two one-year extension options. The loan is fully guaranteed by us. The guaranty may be reduced with the achievement of certain performance measures.

              In May, we assumed two fixed rate loans in connection with the acquisition of 50% interests in Town Center at Cobb and Gwinnett Place. The loans had a combined outstanding balance of $230.6 million at December 31, 2003, with one bearing interest at 7.54% and the other at 7.25%. The loans are cross-collateralized, amortizing on a 30-year schedule with balloon payments due in 2007.

              In January, in connection with the Cadillac Fairview Portfolio acquisition, we obtained a $320.0 million mortgage loan. The loan is secured by Dover Mall, Dover Commons, Galleria at White Plains, Northpark Mall and The Esplanade. It bears interest at LIBOR plus 2.10%, matures in 2006 and has two one-year extension options. Interest on a notional amount of $245.0 million is fixed at 4.17% due to an interest rate swap through February 2005.

              In January, we assumed a $62.0 million mortgage loan secured by Broward Mall. The loan bears interest at 5.34% through maturity in 2009. Principal payments of $1.5 million are due in 2004 and 2005, with principal payments of $2.0 million due in 2006, 2007 and 2008.

              Equity Transactions

              In March, we sold 400,000 units of Series D Cumulative Redeemable Preferred Units in a private placement to two investors generating net proceeds of $10.0 million. The Series D preferred units are exchangeable into TMC's Series D Cumulative Redeemable Preferred Stock on a one-for-one basis.

              In addition, TMC completed the following equity transactions and contributed the proceeds to us in exchange for an equal number of preferred or common partnership units with terms substantially identical to the stock issued by TMC. TMC also has an effective shelf registration statement on Form S-3 on file with the SEC pursuant to which, as of December 31, 2003, it may issue up to an aggregate of approximately $522.0 million of any combination of common stock and/or common stock warrants, preferred stock, or preferred stock represented by depositary shares. The proceeds of any such issuances would be contributed to us in exchange for partnership units with terms substantially identical to the equity issued by TMC.

              In May, October and November, TMC sold an aggregate of 8,545,000 shares of 8.75% Series E Cumulative Redeemable Preferred stock in public offerings generating net proceeds of $210.5 million which were contributed to us in exchange for an equal number of 8.75% Series E Cumulative Redeemable Preferred Units.

              In October and November, all of TMC's Series A Convertible Redeemable Preferred Stock totaling $75.0 million was converted into 3,153,368 shares of common stock. In connection with such conversion, all of our Series A Convertible Redeemable Preferred Units held by TMC were converted into 3,153,368 common units.

              In January, TMC sold 100,000 shares of Series C Cumulative Redeemable Preferred Stock in a public offering generating net proceeds of $2.5 million which were contributed to us in exchange for an equal number of 9.00% Series C Cumulative Redeemable Preferred Units.

              Investing Activities

              Net cash used in investing activities during 2003 was $1,111.7 million. Our unconsolidated joint ventures also invested in development costs and capital expenditures. The following sections provide greater detail of the acquisition and investing activities that used cash during 2003.

              Acquisitions

              In August, we acquired the Great Mall of the Bay Area located in Silicon Valley, CA for an aggregate purchase price of $265.5 million. The mall contains 1.3 million square feet of GLA. In December, we conveyed an approximately 50% interest in this property to Kan Am Grund Kapitalanlagesellshaft mbH ("Kan Am Grund") for $47.2 million.

              In June, we acquired the Del Amo Fashion Center located in the South Bay submarket of Los Angeles, CA for an aggregate purchase price of $442.0 million. The center contains approximately 2.5 million square feet of GLA. We anticipate undertaking a major renovation and expansion of this project beginning in 2004.

              In May, we acquired 50% interests in Town Center at Cobb and Gwinnett Place for $62.5 million. The centers contain a total of 2.6 million square feet of GLA. This transaction was related to the acquisition of the Cadillac Fairview Portfolio described below.

              In January, we acquired five shopping centers from Cadillac Fairview for $532.0 million. The five properties contain 4.6 million square feet of GLA (including 2.5 million square feet owned by anchor tenants). The Cadillac Fairview Portfolio consists of Broward Mall located in Ft. Lauderdale, FL, Dover Mall located in Dover, DE, The Esplanade located in New Orleans, LA, Galleria at White Plains located in White Plains, NY, and Northpark Mall located in Jackson, MS. We also acquired 110 acres of developable land adjacent to the centers for $7.9 million.

              Dispositions

              In August, we conveyed to Kan Am an additional 6.375% partnership interest in each of the Arundel Mills, Concord Mills and Grapevine Mills projects for proceeds of $28.1 million. The interests conveyed represent a portion of the interests we acquired from Simon Property Group in May 2002.

              2004 Acquisition and Disposition

              In January 2004, we acquired Westland Mall near Miami, Florida for $78.8 million.

              In March 2004, we conveyed an approximately 50% partnership interest in Opry Mills to Kan Am Grund for $68.9 million. An additional $5.3 million was paid by Kan Am Grund as it's pro rata share of funds needed to terminate a swap agreement associated with the property's mortgage.

              Projects Opened

              We opened two projects during 2003, including our first international project, with an aggregate of 2.5 million square feet.

              St. Louis Mills—St. Louis, MO:    On November 13th, we opened the 1.1 million square foot center with 200 specialty and outlet retailers, including 12 anchor stores, casual dining and entertainment options. This $199.0 million project was funded with equity from Kan Am and us and the $162.0 million construction loan described above. Anchor tenants include Off 5th—Saks Fifth Avenue, Bed Bath & Beyond, Marshalls Mega Store, Burlington Coat Factory, Books-A-Million and Circuit City. The entertainment offerings include Regal Cinemas, NASCAR SpeedPark and Ice ZONE, the practice home of the St. Louis Blues.

              Madrid Xanadú—Madrid, Spain:    On May 16th, we opened the 1.4 million square foot center with 15 anchors including El Cortes Ingles, Spain's premier department store, as well as 200 international retailers including Sweden's H&M, Italy's Beneton and Spain's Zara. The center also features the Snow Dome, a 17-story indoor ski and snow boarding slope. We have invested $132.7 million in the project. The project was developed by two joint ventures between us and Parcelatoria De Gonzalo Chacon S.A. ("PGC"). We own 66.7% of the joint venture that owns the mall and 33.3% of the joint venture that owns the Snow Dome.

              We are also party to an agreement with PGC that has certain put/call provisions relating to PGC's interest, that include, among other things, the right of PGC to require us to purchase its interest in the mall joint venture for $44.0 million (€35.0 million), which price may adjusted upward depending on the stabilized performance of the project.

              Projects Under Construction

              We currently have three projects under construction, which we expect will have an aggregate of approximately 3.7 million square feet of GLA upon completion. Estimated total development cost for these projects is $534.0 million.

              Cincinnati Mills—Cincinnati, OH:    We are redeveloping the mall and anticipate a grand re-opening in August 2004. The estimated project cost is $137.0 million, the majority of which is being funded by a $122.0 million construction loan obtained in February 2004. The loan matures in 2007 and bears interest at LIBOR plus 2.00%.

Utilizing swaps, the interest rate is fixed at 4.42% on a notional amount of $57.0 million through November 2004 and at 5.88% from December 2004 through October 2006.

              Vaughan Mills—Toronto, Canada:    We are developing this center jointly with Ivanhoe Cambridge, a shopping center developer based in Montreal, Canada. The estimated project cost is $223.0 million (C$289.0 million) the majority of which is being funded by a $143.0 million (C$190.0 million) construction loan obtained in March 2004. The construction loan was provided by an affiliate of Ivanhoe Cambridge. The loan bears interest at CDOR plus 2.25% and matures in 2006 with a one-year extension option. The loan is fully guaranteed by the co-owners on a several basis. We and Ivanhoe Cambridge each own an undivided 50% interest in the project as tenants in common. Each party has funded $35.0 million, its share of the required equity, and will receive its proportionate share of all revenues from the project and be responsible to fund its proportionate share of all expenses. At any time after the fourth anniversary of the opening of the project, either co-owner may exercise a buy-sell provision.

              Pittsburgh Mills—Pittsburgh, PA:    We are building an estimated 1.1 million square foot center on 313 acres of land in Frazer, Pennsylvania. The project is being developed by a joint venture that includes Kan Am, AV Associates and us. We have a 37.5% capital contribution percentage and a 56.3% residual sharing interest in the joint venture. The estimated project cost of $174.0 million is expected to be funded by capital contributions from Kan Am and us amounting to $63.4 million, contribution of the land by AV Associates and construction financing. As of December 31, 2003, we had invested $22.3 million and Kan Am had contributed $25.0 million to the project. We anticipate closing a construction loan in the fourth quarter of 2004.

              Projects Under Development

              In addition to the three projects under construction, we are actively pursuing the development of other projects. These projects are at various stages of the due diligence process during which we determine site/demographic viability, negotiate tenant commitments and work through the third-party approval processes. Generally, we will not begin construction until we have completed our due diligence process and obtained pre-leasing commitments. While we currently believe these projects will ultimately be completed, we cannot assure you that they will actually be constructed or that they will have any particular level of operational success or ultimate value.

              Meadowlands Xanadu—East Rutherford, NJ:    In December, we executed a development agreement with the New Jersey Sports and Exhibition Authority ("NJSEA") pursuant to which we will redevelop the Continental Arena site. We with Kan Am also formed a joint venture with Mack-Cali Realty Corporation, a leading owner and manager of class A office properties located primarily in the Northeast US ("Mack-Cali"). We are working with the NJSEA and other parties to finalize a ground lease for the site, are pursuing approvals and permits and plan to begin construction by the third quarter of 2004. Upon receiving approvals and permits, the joint venture is required to pay an initial deposit on the ground lease totaling $160.0 million.

              Upon completion, Meadowlands Xanadu will be a family entertainment and recreation complex with five themed zones, four office buildings and a 520-room conference hotel and exhibition facility totaling 4.8 million square feet. As of December 31, 2003, we had invested $144.0 million, including capitalized interest, Kan Am had invested $24.0 million and Mack-Cali had invested $0.9 million. Approximately $72.0 million of the amount we have invested is an advance. The Meadowlands Mills Limited Partnership gives Kan Am the right to require us to redeem its interest in the joint venture if a construction loan had not been obtained by June 30, 2005.

              In conjunction with the formation of the Meadowlands Mills Limited Partnership, we acquired a mortgage interest in the 587-acre Empire Tract, which is adjacent to the Continental Arena site. In connection with the development agreement with NJSEA, we expect to convey the Empire Tract to the State of New Jersey.

              We currently have four additional projects under development in which we had invested $31.0 million as of December 31, 2003, excluding allocation of a portion of the Del Amo Fashion Center purchase price.

              Del Amo Fashion Center—Los Angeles, CA:    Our redevelopment plan includes the addition of new department store anchors, the introduction of tenants with higher price points than many of the property's current tenants and the demolition of the vacant wing formerly anchored by Montgomery Ward, which will be replaced by an open-air retail and entertainment wing. We anticipate selling a parcel of land to a residential developer who intends to build a multifamily building on the site.

              108 North State Street—Chicago, IL:    In June 2002, we were selected by the City of Chicago to negotiate the development of Block 37 (108 North State Street), a key city block opposite the Marshall Fields department store in downtown Chicago, as a mixed-use project including retail, office, residential, hotel and transportation uses. Negotiations for this project are ongoing.

              San Francisco Piers 27-31—San Francisco, CA:    In April 2001, the San Francisco Port Commission awarded us the exclusive right to negotiate a long-term lease on Piers 27-31 on the San Francisco waterfront by which to develop a full-priced mixed-use retail, office, entertainment and recreation project. These negotiations are ongoing. Concurrently, entitlements at the state and local level are proceeding.

              Sawgrass Mills—Ft. Lauderdale, FL:    At Sawgrass Mills our redevelopment program will incorporate improved lighting, painting and directional signage. We also are planning the addition of an open-air wing.

              In addition to the projects discussed above, we are conducting due diligence on several other proposed sites for future projects, including Cleveland, OH, Woodbridge, VA, Boston, MA, Tampa, FL and San Francisco, CA. We are also reviewing other potential international development opportunities. For example, in Spain, we are exploring follow-on opportunities for sites in and around Seville, Bilbao, Valencia and Barcelona. In addition, we are pursuing an opportunity in Glasgow, Scotland, and in Italy, our efforts are concentrated on several well-located sites in Milan, suburban Florence and Rome.

Strategic Relationships

              Kan Am:    We have a long-standing relationship with Kan Am and its affiliates. Kan Am currently manages over $6.3 billion for approximately 21,000 German investors. Since 1994, Kan Am has invested over $860.0 million of equity in our various projects. To date, Kan Am has always funded its agreed upon level of capital. As of December 31, 2003, Kan Am also owned 7.7% of our partnership units.

              Ivanhoe Cambridge:    We have a master agreement with Ivanhoe Cambridge, pursuant to which we have agreed to jointly acquire, develop, construct, own and operate Mills Landmark Centers in four provinces of Canada as well as one or more Block projects throughout Canada. This agreement extends through December 31, 2005.

Future Capital Requirements

              We will need equity and debt capital to fund our development projects going forward. Access to capital is dependent upon many factors outside of our control. We believe that we will have the capital and access to additional capital resources sufficient to expand and develop our business and to complete the projects currently under development. If the necessary capital cannot be obtained, our immediate and long-term development plans could be curtailed.

Off Balance Sheet Arrangements

              As of December 31, 2003, our material off-balance sheet commitments were as follows:

  •
  We had unused capacity under our line of credit totaling $262.4 million which is available to be used to fund acquisitions, developments, redevelopments and other working capital needs.

  •
  We had provided letters of credit totaling $16.2 million, of which $10.0 million relates to Meadowlands Xanadu and $5.6 million relates to Vaughan Mills. As of December 31, 2003, no amounts had been drawn on the letters.

  •
  We had guaranteed $610.8 million of our unconsolidated joint venture debt, which will be reduced as certain performance criteria are met. We generally guarantee our share of any construction loan and our joint venture partners' share of the construction loan until permanent financing is obtained.

  •
  Kan Am has the right to require the Mills-Kan Am Pittsburgh Limited Partnership to redeem its interest if, among other things, the closing and initial funding of the construction loan and receipt of certain public financings have not occurred by June 30, 2005 or 12 months following the date Kan Am has fully contributed its required equity to the joint venture. The redemption obligation is guaranteed by us. As of December 31, 2003, Kan Am had contributed $25.0 million of its estimated required equity of $31.7 million.

  •
  The Meadowlands Mills joint venture had guaranteed the return of Kan Am's capital contribution to the Meadowlands Mills joint venture totaling $24.0 million, if a construction loan is not obtained by June 30, 2005. Beginning on the "Project Commencement Date", which is a date on which certain material contingencies have been satisfied, we will guarantee the return of Kan Am's capital contribution upon Kan Am's exercise of its redemption right, which may occur prior to securing the construction loan.

  •
  We generally guarantee a 9% preferred return on Kan Am's equity balance in our unconsolidated joint ventures until permanent financing is obtained.

Contractual Obligations

              The table below summarizes projected payments due under our contractual obligations, in millions, as of December 31, 2003:

	Total	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years
Debt obligations	$2,117.6	$37.6	$662.0	$926.0	$492.0
Capital lease obligation	$1.7	$1.2	$.5	$—	$—
Operating lease obligations	$9.1	$3.6	$5.5	$—	$—
Capital expenditure commitments (1)	$51.2	$51.2	$—	$—	$—

(1)
We expect a substantial portion of our capital expenditures to be financed by construction loans. In the first quarter of 2004, we obtained a construction loan which reduces capital expenditure commitments by $15.0 million for the period less than one year.

              The table below summarizes our proportionate share of projected payments due under the contractual obligations of our unconsolidated joint ventures, in millions, as of December 31, 2003:

	Total	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years
Debt obligations (1)	$1,126.9	$53.7	$328.7	$390.0	$354.5
Capital lease obligation	$12.0	$3.5	$5.5	$3.0	$—
Capital expenditure commitments (2)	$50.3	$50.3	$—	$—	$—
(1) Amount guaranteed by us	$610.8	$169.0	$423.8	$3.0	$15.0

(2)
We expect a substantial portion of our capital expenditures to be financed by construction loans. In the first quarter of 2004, we obtained a construction loan which reduces capital expenditure commitments by $18.0 million for the period less than one year.

Critical Accounting Policies

              Our significant accounting policies are described in detail in Note 2 of the Notes to Financial Statements contained elsewhere in this Form 10. The following briefly describes those accounting policies that we believe are most critical to understanding our business and the preceding discussion and analysis:

  •
  Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases and includes amortization of deferred revenue resulting from acquired leases. Percentage rent is recognized when tenants' sales have reached certain sales levels as specified in the underlying lease. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

  •
  The cost of acquired income producing property represents the allocation of purchase price to such assets based on appraisals and other valuation methods used in accounting for the acquisition and includes, if material, an allocation to identifiable intangible assets such as above/below market leases and at market leases in place at date of acquisition based on their fair values. External costs directly related to acquisition opportunities we are actively pursuing are capitalized. If we are successful in completing the acquisition, such costs are allocated to the acquired property as part of the purchase price. If not, such costs are expensed in the period it becomes likely the acquisition will not be completed.

  •
  Income producing properties are individually evaluated for impairment when various conditions exist that may indicate that it is probable that the sum of expected undiscounted future cash flows from a property are less than its historical net cost basis. Upon determination that a permanent impairment has occurred, we record an impairment charge equal to the excess of historical cost basis over fair value. In addition, we write off costs related to predevelopment projects when we determine that we will no longer pursue the project.

  •
  Equity in the income or loss of joint ventures is recorded on the equity method of accounting based on an estimate of each partner's economic ownership. Economic ownership is determined based on anticipated stabilized cash flows that would be distributed to each partner.

  •
  The functional currency for entities operating or projects in development outside the United States is the currency of the country in which the entity or project is located. The financial statements of such entities are translated from the functional currency into U.S. dollars for inclusion in our financial statements. In addition, our foreign investment and related advances are denominated in the foreign entity's functional currency and re-measured to our functional currency of the U.S. dollar. We expect to settle these amounts in the foreseeable future through distributions from the foreign entity. Accordingly, gains or losses resulting from the re-measurement are included in the determination of net income.

Quantitative and Qualitative Disclosures About Market Risk

              In the normal course of business, we and our joint ventures are exposed to the effect of interest rate changes. To limit this exposure, established risk management policies and procedures including the use of a variety of derivative financial instruments to manage, or hedge, interest rate risk are followed. Derivative instruments are not used for speculative purposes. Derivative instruments used for hedging must be effective in reducing the interest rate risk exposure. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market through earnings.

              Depending on the underlying exposure, interest rate swaps, caps and floors, options, forwards or a combination thereof, may be used to manage interest rate risk. Interest rate swaps and collars are contractual agreements with third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the exposure is limited to the interest rate differential on the notional amount. We do not anticipate non-performance by any of our counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

              Interest rate hedges designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures (for joint venture hedges) with a corresponding adjustment to either accumulated other comprehensive income (loss) or earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income to the extent of the effective portion of the risk being hedged. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Changes in fair value representing (a) the ineffectiveness of the hedging relationship and (b) any other component of fair value not related to the risk being hedged are recorded as interest expense through earnings. Some derivative instruments are associated with the hedge of an anticipated transaction. Over time, the unrealized gains/losses held in accumulated other comprehensive income (loss) will be recognized in earnings consistent with when the hedged items are recognized in earnings.

              The following summarizes the interest rate swaps we and our joint ventures have currently entered into to hedge the variability of monthly cash outflows due to the variability in LIBOR. The swaps require us to receive LIBOR and pay a fixed rate. A summary of the current and deferred start swap terms of the derivative instruments, a reconciliation of their fair values and adjustments to accumulated other comprehensive loss are as follows (dollars in thousands):

	Wholly Owned	Joint Venture
Hedge type	Cash Flow	Cash Flow
Description	Swap	Swap
Range of notional amounts	$35,000 – $245,000	$30,000 – $129,701
Range of interest rate	1.67 – 4.14%	1.29 – 5.35%
Range of deferred effective start dates	12/1/04 – 12/15/04	None
Range of maturity dates	6/7/04 – 10/10/07	4/1/04 – 5/1/06
Accumulated other comprehensive loss at December 31, 2002	$(10,445)	$(15,152)
Change in fair value	(1,345)	4,192

Accumulated other comprehensive loss at December 31, 2003	$(11,790)	$(10,960)

              The following disclosures of estimated fair value were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

              Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2003, and current estimates of fair value may differ significantly from the amounts presented herein.

              The following table, in millions of dollars, presents principal cash flows and related weighted average interest rates by expected maturity dates, including the effect of interest rate swaps currently in effect, for our consolidated mortgages, notes and loans payable that may be sensitive to changes in interest rates as of December 31, 2003.

	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2004	$12.7	7.70%	$26.1	3.51%
2005	13.7	7.43%	30.4	4.27%
2006	297.7	7.19%	320.7	4.05%
2007	309.9	6.33%	—	—%
2008	9.1	7.25%	607.0	3.92%
Thereafter	492.0	7.30%	—	—%

Total	$1,135.1	7.01%	$984.2	3.96%

Estimated Fair Value at December 31, 2003	$1,210.4		$984.2

              At December 31, 2002, we had fixed rate debt aggregating $1,071.1 million with an estimated fair value of $1,161.1 million and variable debt totaling $165.6 million which approximated its fair value.

Foreign Currency Risk

              We are exposed to foreign currency exchange risk related to our foreign joint venture investments and advance balances that are denominated in the foreign currency of the investment and thus require re-measurement into the U.S. dollar. The exposure to foreign currency exchange risk related to translating the income and expenses of our equity investments is minimal due to the fact that most transactions occur in the functional currency of that entity. We currently have not hedged the foreign joint venture investments and advance balances. A 10% change in foreign currency exchange rates would have resulted in an approximate impact of $17.7 million to income before minority interest for the year ended December 31, 2003.

Item 3. Properties.

Our Portfolio

              The following table sets forth certain information relating to the properties that we wholly and partially owned as of December 31, 2003. Please note the following items when reviewing the attached summary:

  •
  GLA is stated in square feet and includes GLA that is owned by our tenants;

  •
  Annualized base rent represents contractual minimum rent for tenants comprising the GLA at December 31, 2003; and

  •
  Anchor stores are those tenants that occupy 20,000 square feet or more of GLA.

              For information regarding encumbrances on our wholly owned properties, see "Item 15. Financial Statements and Exhibits—(a) Financial Statements—Schedule III Real Estate and Accumulated Depreciation" and Note 6 Mortgages, Notes and Loans Payable to our financial statements set forth under Item 13.

              We have formed other joint ventures to develop additional properties. We have similar partnership interests under these joint venture agreements and we anticipate that we will have similar partnership interests under future joint venture agreements. For a description of our interests in properties under construction, see "Item 1. Business—Development Pipeline—Projects Under Construction."

		Approximate GLA
Property/Metropolitan Area Served	Year Opened/ Acquired	Total	Anchor Stores	In-line Stores	Tenant Owned	Annualized Base Rent	# of Anchor Store Spaces	Representative Anchor Tenants
Mills Landmark Centers
Arizona Mills – Phoenix, AZ	1997	1,227,000	706,000	521,000	—	$20,233,211	17	Burlington Coat Factory, JC Penney, Last Call-Neiman Marcus, Off 5th — Saks Fifth Avenue and Sega Gameworks
Arundel Mills – Baltimore, MD	2000	1,238,000	725,000	513,000	—	23,969,328	16	Bass Pro Outdoor World, H&M, Medieval Times Dinner & Tournament, Muvico Theatres and Off 5th — Saks Fifth Avenue
Colorado Mills – Denver, CO	2002	1,101,000	535,000	566,000	181,000	17,680,890	10	Borders, Books and Music, Last Call-Neiman Marcus, Off 5th — Saks Fifth Avenue, Target and United Artists Theatres
Concord Mills – Charlotte, NC	1999	1,278,000	722,000	556,000	—	20,832,156	17	AMC Theatres, Bass Pro Outdoor World, Bed, Bath & Beyond, NASCAR Speedpark and Off 5th — Saks Fifth Avenue
Discover Mills – Atlanta, GA	2001	1,103,000	595,000	508,000	—	14,516,216	11	Bass Pro Outdoor World, Burlington Coat Factory, Last Call-Neiman Marcus, Off Broadway Shoes and Off 5th — Saks Fifth Avenue
Franklin Mills – Philadelphia, PA	1989	1,751,000	1,140,000	611,000	210,000	18,288,834	18	AMC Theatres, Burlington Coat Factory, H&M, Last Call-Neiman Marcus and Off 5th — Saks Fifth Avenue
Grapevine Mills – Dallas/Ft. Worth TX	1997	1,601,000	1,082,000	519,000	—	22,564,591	21	AMC Theatres, Bass Pro Outdoor World, Last Call-Neiman Marcus, Off 5th — Saks Fifth Avenue and Sega Gameworks
Great Mall of the Bay Area – Silicon Valley, CA	2003	1,282,000	642,000	640,000	—	18,836,199	11	Burlington Coat Factory, Dave & Busters, Linens "N Things, Off 5th — Saks Fifth Avenue and Old Navy
Gurnee Mills – Chicago, IL	1991	1,624,000	990,000	634,000	251,000	18,753,843	15	Bass Pro Outdoor World, Burlington Coat Factory, Circuit City, Kohl's, and Off 5th — Saks Fifth Avenue
Katy Mills – Houston, TX	1999	1,218,000	632,000	586,000	—	17,464,150	14	AMC Theatres, Bass Pro Outdoor World, Burlington Coat Factory, Marshalls and Off 5th — Saks Fifth Avenue
Ontario Mills – Los Angeles, CA	1996	1,484,000	965,000	519,000	125,000	22,877,769	23	AMC Theatres, Dave & Busters, Nike Factory Store, Nordstrom Rack and Off 5th — Saks Fifth Avenue
Opry Mills – Nashville, TN	2000	1,123,000	595,000	528,000	—	20,816,761	16	Barnes & Noble, Bass Pro Outdoor World, Gibson Guitar, Off 5th — Saks Fifth Avenue and Regal Cinemas
Potomac Mills – Washington, DC	1985	1,498,000	872,000	626,000	80,000	21,432,119	18	AMC Theatres, H&M, L.L. Bean Factory Store, Nordstrom Rack and Steve & Barry's University Sportswear
St. Louis Mills – St. Louis, MO	2003	1,032,000	527,000	505,000	—	11,200,763	9	Bed, Bath & Beyond, Burlington Coat Factory, Circuit City, NASCAR Speedpark and Regal Cinemas
Sawgrass Mills – Ft. Lauderdale, FL	1991	2,072,000	1,250,000	822,000	282,000	33,165,911	17	Last Call-Neiman Marcus, Marshalls, Nordstrom Rack, Off 5th — Saks Fifth Avenue and Regal Cinemas

Mills Landmark Centers – Totals		20,632,000	11,978,000	8,654,000	1,129,000	302,632,741	233

21st Century Retail and Entertainment Centers
The Block at Orange – Los Angeles, CA	1998	659,000	385,000	274,000	—	15,027,755	10	AMC Theatres, Borders Books and Music, Dave & Busters, Lucky Strike Lanes and Off 5th — Saks Fifth Avenue
Broward Mall – Ft. Lauderdale, FL	2003	998,000	717,000	281,000	717,000	8,546,757	4	Burdines, Dillards, JC Penney and Sears
Del Amo Fashion Center – Los Angeles, CA	2003	2,095,000	1,389,000	706,000	785,000	19,905,134	11	Barnes & Noble, JC Penney, Macy's, Robinsons-May and Sears
Dover Mall – Wilmington, DE	2003	887,000	647,000	240,000	332,000	6,126,157	5	Boscov's, Carmike Cinema, Old Navy, Sears and Strawbridge's
The Esplanade – New Orleans, LA	2003	901,000	544,000	357,000	498,000	7,629,697	3	Dillards, Macy's and Mervyns
Galleria at White Plains – White Plains, NY	2003	882,000	608,000	274,000	329,000	10,269,846	3	H&M, Sears and Macy's
Gwinnett Place – Atlanta, GA	2003	1,278,000	844,000	434,000	720,000	12,488,612	5	JC Penney, Macy's, Parisian, Rich's, and Sears
Northpark Mall – Jackson, MS	2003	961,000	647,000	314,000	647,000	8,703,583	4	Dillards, Gayfers, JC Penney and McRae's
Riverside Square – Hackensack, NJ	2002	627,000	425,000	202,000	293,000	5,731,181	3	Bloomingdales, Pottery Barn and Saks Fifth Avenue
Town Center at Cobb – Atlanta, GA	2003	1,273,000	851,000	422,000	723,000	14,056,513	5	JC Penney, Macy's, Parisian, Rich's and Sears

21st Century Retail and Entertainment Centers – Totals		10,561,000	7,057,000	3,504,000	5,044,000	108,485,235	53
International Retail and Entertainment Center
Madrid Xanadú – Madrid, Spain	2003	1,393,000	970,000	423,000	376,000	20,584,110	15	Bule Bar, C&A/Clockhouse, Chiqui Park/Pizza Jardin, Cinesa, El Corte Inglés, Forum, Formula O, H&M, Hipercor, Neverland Park, San Luis, Tazz and Zara

Total Portfolio		32,586,000	20,005,000	12,581,000	6,549,000	$431,702,086	301

              At December 31, 2003, the occupancy rate for our portfolio of properties was 93.3%. Occupancy includes all spaces leased for which rent is being earned as of December 31, 2003, excluding leases with an original term of less than one year.

Our Joint Venture Operating Properties

              We own a significant number of our properties through various joint ventures. Most of our joint venture properties are owned through joint ventures with Kan Am and its affiliates. Our Kan Am joint venture agreements typically provide for the following material economic terms and rights:

  •
  preferred returns of 9% or 11% on each partner's capital contribution;

  •
  distribution of remaining operating cash flow based on the partners' residual sharing percentages after payment of preferred returns;

  •
  distribution of proceeds upon a major capital event (such as a sale of the property or receipt of proceeds from a refinancing) to the partners so that the partners will receive, in the following order, (a) their respective accumulated but unpaid preferred returns, (b) their unreturned capital contributions and (c) the remaining residual cash, if any, based on their residual sharing percentages;

  •
  management by us of the property subject to Kan Am's approval on certain major decisions such as refinancing or sale of a property; and

  •
  buy-sell rights that become exercisable at specified times following a specified anniversary after the grand opening of the property that would enable (a) us to require Kan Am to sell its interest to us for cash or our common partnership units, at Kan Am's election, or (b) Kan Am to require us to acquire its interest for cash or our common partnership units, at TMC's election, but in either case, the applicable joint venture agreement provides that the purchase price for Kan Am's interest in the property will be calculated based on the fair market value of such property.

              We own Arizona Mills through a joint venture with Taubman Realty and own Madrid Xanadú through a joint venture with Parecelatoria De Gonzalo Chacün S.A., or PGC. Our Arizona Mills joint venture agreement does not provide for any preferred return but it contains a forced sale mechanism that would permit us or Taubman to cause the property to be sold pursuant to an agreed-upon procedure if we and Taubman are unable to agree on a specified major decision. This right is currently exercisable by either party.

              The Madrid Xanadú project is comprised of two separate joint ventures with PGC—a joint venture that owns the retail and leisure component of the property and a joint venture that owns the Snow Dome, an indoor ski facility. The joint venture agreement for the Snow Dome joint venture provides for a preferred return to PGC. The joint venture agreement for each joint venture contains a put-call provision that gives PGC the right to require us to purchase its interests in both joint ventures which PGC exercised in April 2004. Closing on this transaction should occur during the third quarter of 2004.

              The following table provides a summary of the key terms and rights of our real estate joint venture properties as of December 31, 2003:

Project	Priority Return		Our Residual Sharing Percentage	Our Capital Contribution Percentage	Earliest date when buy-sell right can be exercised	Principal Joint Venture Partners
Mills Landmark Centers:
Arizona Mills	NA		50.0%	50.0%	(1)	Taubman Realty
Arundel Mills	9%		59.3%	39.5%	2010	Kan Am
Colorado Mills	9%/11%	(2)	56.3%	37.5%	2007	Kan Am, Stevinson
Concord Mills	9%		59.3%	39.5%	2009	Kan Am
Discover Mills	9%		50.0%	—	2011	Kan Am
Grapevine Mills	9%		59.3%	39.5%	2007	Kan Am
Great Mall of the Bay Area	9%		75.0%	49.0%	(1)	Kan Am Grund
Katy Mills	9%		62.5%	25.0%	2009	Kan Am
Ontario Mills	9%		68.8%	43.8%	(1)	Kan Am
St. Louis Mills	11%		75.0%	50.0%	2008	Kan Am
21st Century Retail and Entertainment Centers
The Block	9%		50.0%	—	2008	Kan Am
Gwinnett Place	NA		50.0%	50.0%	NA	Simon Property Group
Town Center at Cobb	NA		50.0%	50.0%	NA	Simon Property Group
International Retail and Entertainment Center
Madrid Xanadú	9%/11%	(3)	66.7%	66.7%	(4)	Parecelatoria De Gonzalo Chacün S.A.(PGC)

(1)
Currently exercisable at specified times.
(2)
We and our joint venture partners earn a 9% priority return on predetermined amounts of contributed capital. Any capital required in excess of the predetermined amounts earns an 11% priority return.
(3)
We and PGC own the retail project and the Snow Dome through two separate joint ventures. The table shows our residual sharing and capital contribution percentages for the retail joint venture. Our residual sharing and capital contribution percentages for the Snow Dome joint venture are 33.3%. We and PGC each receive a 9% priority return on predetermined amounts of contributed capital at the Snow Dome joint venture. Any capital contribution required in excess of the predetermined amounts earns an 11% priority return. We alone earn a 9% priority return in the retail project joint venture.
(4)
Following the grand opening but prior to the third anniversary of the grand opening, PGC has the right to require us to purchase PGC's interest in both the retail and the Snow Dome projects for a minimum purchase price of Euro 35.0 million (equivalent of US $44.0 million based on the exchange rate in effect as of December 31, 2003), which purchase price may be adjusted upward depending on the financial performance of the projects. After the third, but prior to the fifth, anniversary of the grand opening, PGC has the right to require us to purchase its interest in the retail project, and concurrently, we have the option to cause PGC to sell to us its interest in the Snow Dome project.

Diversified Tenant Base

              Because our properties contain various retail formats under one roof, we believe that our tenant base represents one of the more diversified mixes of retailers in the industry. We have an average of 148 tenants per property and no single tenant accounted for more than 2.4% of our base rent or 5.0% of our aggregate GLA as of December 31, 2003. We further believe that the overall financial stability of our tenant base is strong given the diversity of our retailers and the large number of manufacturer outlet tenants.

              The following table sets forth certain information with respect to our ten largest tenants (measured by 2003 base rent) at our properties as of December 31, 2003:

Tenant	% of Base Rent	% of Leased GLA	# of Stores
AMC Theatres	2.4%	2.3%	7
The GAP(1)	2.4%	2.2%	49
Jillian's(2)	1.9%	1.4%	7
The TJX Companies, Inc.(3)	1.8%	2.8%	18
Burlington Coat Factory Group	1.4%	5.0%	16
Limited, Inc.(4)	1.1%	.6%	27
Bass Pro Outdoor, LP	1.1%	3.9%	8
Rack Room Shoes, Inc.(5)	1.0%	.8%	18
Saks Fifth Avenue	1.0%	2.2%	17
JC Penneys	.9%	4.2%	10

	15.0%	25.4%	177

(1)
Includes The GAP, GAP Kids, Banana Republic and Old Navy.
(2)
Jillian's occupies anchor spaces at seven of our projects. At two of these projects, Jillian's has not made certain lease payments. We do not believe that the aggregate amount of the delinquent lease payments has had or will have a material impact on our financial results.
(3)
Includes TJ Maxx and Marshalls.
(4)
Includes Bath and Body Works, The Limited, Express and Victoria's Secret.
(5)
Includes Off Broadway Shoes and Rack Room Shoes.

Lease Expiration

              The following table summarizes the leases at our properties that will expire in each of the next ten years and thereafter assuming that none of the tenants exercise their renewal options. Annualized minimum rent is based on the monthly contractual minimum rent in effect on December 31, 2003. The following table does not include leases for anchor tenants that occupy more than 50,000 square feet of GLA at our 21st Century Retail and Entertainment Centers and 6.8 million square feet of tenant owned GLA and 0.6 million square feet of ground leases.

		Leased Area		Minimum Rent
Year	# of Leases Expiring					Average per Square Foot
		Square Feet	Percent	Annualized	Percent
2004	525	2,303,530	9.94%	$45,146,431	10.26%	$19.60
2005	463	1,786,022	7.71%	42,844,521	9.73%	23.99
2006	445	1,850,774	7.99%	42,826,293	9.72%	23.14
2007	413	1,640,704	7.08%	38,105,406	8.66%	23.23
2008	375	2,072,997	8.95%	39,574,421	8.99%	19.09
2009	256	1,960,933	8.46%	33,718,268	7.66%	17.20
2010	319	2,376,466	10.26%	43,528,159	9.89%	18.32
2011	250	1,454,826	6.28%	31,883,118	7.24%	21.92
2012	226	1,841,463	7.95%	29,277,172	6.65%	15.90
2013	328	1,853,159	8.00%	36,983,231	8.40%	19.96
After 2013	183	4,025,344	17.38%	56,331,711	12.80%	13.99

	3,783	23,166,218	100.00%	$440,218,731	100.00%	$19.00

Development Pipeline

              Our development pipeline consists of projects under construction and projects under development as more fully described below. A project is deemed to be under development if we have, at a minimum, performed substantive due diligence on the feasibility and desirability of constructing the project.

    Projects Under Construction

              We currently have three projects under construction, which we expect will have an aggregate of approximately 3.7 million square feet of GLA upon completion. Estimated total development costs for these projects is approximately $534 million. The estimated development costs will be funded through construction loans and joint venture partners' and our equity contributions. The following table sets forth some information with regard to these projects as of December 31, 2003 (dollars in millions):

	Anticipated Opening Date	Approx. GLA	Estimated Aggregate Project Cost	Required Equity from Company	Company's Equity to Date	Anchor Store Tenant Commitments	Percentage Pre-leased
Cincinnati Mills (1) Cincinnati, OH	August 2004	1,484,000	$137	$28	$28	10	66.4%
Vaughan Mills (2) Toronto, Canada	Fall 2004	1,139,000	$223	$35	$35	8	56.8%
Pittsburgh Mills (3) Pittsburgh, PA	Spring 2005	1,090,000	$174	$31	$22	1	7.2%

(1)
Cincinnati Mills is in redevelopment and has remained open during construction. As such, anchor store tenant commitments and the percentage pre-leased include tenants currently open. We have contributed the total equity required for this project.
(2)
The Company has contributed the total equity required for this project. The functional currency for Vaughan Mills is Canadian Dollars. The aggregate project cost is estimated at C$289 million.
(3)
Leasing efforts have begun and several letters of interest from possible anchor stores have been received

              The following is a brief description of the three projects currently under construction:

              Cincinnati Mills—Cincinnati, Ohio.    We purchased 100% of Cincinnati Mills (formerly known as Forest Fair Mall) located in Cincinnati, Ohio in September 2002 and are currently redeveloping the mall. The grand re-opening will occur in August 2004. All current anchor stores are open during the renovation. In February 2004, we refinanced the then-existing mortgage debt on Cincinnati Mills with a new $122.0 million construction loan that we fully guarantee. The new loan matures in February 2007 and bears interest at LIBOR plus 200 basis points. To reduce our exposure to a potential rise in interest rates, we obtained two interest rate swaps that effectively fix the interest rate on the loan at 4.42% on a notional amount of $57.0 million through November 2004 and 5.88% on the same notional amount from December 2004 through October 2006.

              Vaughan Mills—Toronto, Canada.    This Landmark Mills Center is being developed jointly by us and Ivanhoe Cambridge, a shopping center developer/manager based in Montreal, Canada. Site construction began in June 2003 and anchor leases have been signed with Burlington Coat Factory, NASCAR Speedpark, H&M, The Children's Place, Bass Pro Shops Outdoor World and Lucky Strike Lanes for the project. In addition, we have obtained commitments from Winners, LaSenza and Tommy Hilfiger for additional anchor spaces. We anticipate opening the project in Fall 2004. The 180-acre site is located in the City of Vaughan, which is approximately 20 miles north of downtown Toronto, Canada.

              We and Ivanhoe Cambridge each own an undivided 50% interest in Vaughan Mills as tenants in common. Pursuant to a co-ownership agreement with Ivanhoe Cambridge, each party will receive a proportionate share of all revenues received from the project and will be responsible for the payment of a proportionate share of all expenses associated with the project. At any time following the fourth anniversary of the opening of the project, we or Ivanhoe Cambridge may exercise a buy-sell provision pursuant to which the offering party can require that the other party either purchase for cash the entire interest of the offering party in the project, or sell to the offering party the interest of such other party. In March 2004, we obtained a $143.0 million (C$190.0 million) construction loan from an affiliate of Ivanhoe Cambridge. The loan bears interest at CDOR plus 2.25% and matures in 2006 with a one-year extension option.

              All decisions with respect to the project will require our approval and that of our joint venture partner. Disputes over decisions generally are subject to arbitration, but certain specified major decisions, such as the financing, sale or redevelopment of the project, the budget for the construction of the project and the initial decision to proceed with construction of the project, are not subject to arbitration.

              Pittsburgh Mills—Pittsburgh Mills.    In December 2002, Mills-Kan Am Pittsburgh Limited Partnership ("Mills-Kan Am Pittsburgh") and A.V. Associates Limited Partnership ("AV Associates") entered into a partnership agreement for the development of Pittsburgh Mills, which will be located on approximately 313 acres of land in Frazer Township, Pennsylvania.

              AV Associates contributed a portion of the land on which the mall will be situated and the rights to acquire the remaining land that will be used for the mall, as its initial capital contribution. The currently agreed value of these contributions is approximately $9.7 million, which value may be reduced under certain circumstances. Mills-Kan Am Pittsburgh has the option to fund any additional capital necessary for the development of the project until the one year anniversary of opening. If Mills-Kan Am Pittsburgh does not elect to fund additional capital prior to the one year anniversary of opening or if additional capital is required after such one year anniversary date, each partner will have the option, but not the obligation, to fund any such additional capital with Mills-Kan Am Pittsburgh funding 75% and AV Associates funding 25%. AV Associates will receive a construction period preference equal to 5.5% and a priority return during operations equal to 11% per annum on its qualifying initial capital contribution and 14% per annum on its qualifying additional capital contributions. Mills-Kan Am Pittsburgh will receive a cumulative construction period preference equal to 11%, a priority return during operations equal to 11% per annum on its qualifying initial capital contributions and 14% per annum on its qualifying additional capital contributions. Any residual cash flow after preference payments and after repayment of all capital contributions will be distributed 75% to Mills-Kan Am Pittsburgh and 25% to AV Associates.

              Commencing one year after the opening and terminating three years after the opening, AV Associates may elect to convert a certain portion of its partnership interest in Pittsburgh Mills Limited Partnership to cash or our common limited partnership units, at TMC's election. In addition, if, after the opening of Pittsburgh Mills and prior to the exercise of the AV Associates' conversion right described above, a dispute arises regarding a "Major Decision," as defined in the partnership agreement, either Mills-Kan Am Pittsburgh or AV Associates can exercise a buy-sell right. Pursuant to the buy-sell provision, the partner receiving a buy/sell notice can elect to either purchase the other partner's interest in the project or sell its interest in the project to the other party. In addition, commencing on the five year anniversary of opening, AV Associates may put, and Mills-Kan Am Pittsburgh may call, all of AV Associates' remaining partnership interest for a purchase price to be paid in cash or our common limited partnership units, at TMC's option. The purchase price will be based on the fair market value of the property.

              Mills-Kan Am Pittsburgh, through which we will operate our interest in the Pittsburgh Mills project, is a limited partnership between us and Kan Am. Each partner is required to fund 50% of Mills-Kan Am Pittsburgh's initial capital contribution. We anticipate that the total capital to be contributed by Mills-Kan Am Pittsburgh to Pittsburgh Mills will be $63.4 million. As of December 31, 2003, we and Kan Am had contributed $22.3 million and $25.0 million, respectively, to Mills-Kan Am Pittsburgh, of which $46.6 million had been contributed to Pittsburgh Mills Limited Partnership.

              Under the terms of the Mills-Kan Am Pittsburgh limited partnership agreement, each partner will receive on a pro rata basis a cumulative construction period preference and a priority return during operations equal to 11% per annum on its unreturned capital contributions. Any residual cash flow after preference payments will be distributed 75% to us and 25% to Kan Am. Proceeds from a major capital event, such as the sale of the property, will be distributed 75% to us and 25% to Kan Am after the payment of any accrued but unpaid preferences and the return of all capital contributions. Commencing with the grand opening of the project, we will be entitled to receive an annual asset management fee that will be cumulative and will be payable solely out of Kan Am's share of cash flow or proceeds received for certain capital and other events after all priority returns are paid.

              We will guarantee Kan Am's portion of construction debt until qualified permanent financing is secured for the project. In addition, we will guarantee all of Kan Am's construction period preference until the grand opening of the project but Kan Am's construction period preference that we guarantee will decrease from 11% to 9% during the period between the grand opening and the time qualified permanent financing is obtained.

              Kan Am will have the right to require the joint venture to redeem Kan Am's interest in the joint venture if specified conditions have not been met by a "redemption date," in exchange for the sum of Kan Am's total equity investment plus any unpaid construction period preference payments. The "redemption date" is June 30, 2005 or twelve months following the date that Kan Am has fully contributed its required equity to the joint venture. This redemption obligation is guaranteed by us. The specified conditions include the closing and initial funding of the construction loan, and the receipt of proceeds from public financings. We expect these conditions to be satisfied in the spring of 2005, but no assurance can be given that such conditions will be satisfied by that date.

              At specified times following the fifth anniversary of the opening of Pittsburgh Mills, or, if earlier, upon our change in control, either we or Kan Am can exercise a buy-sell right. Pursuant to the buy-sell provision, we can require Kan Am to sell to us for cash or our common limited partnership units, at Kan Am's election, Kan Am's entire interest in the joint venture entity. Also, pursuant to the buy-sell provision, Kan Am can require us to acquire for cash or our common limited partnership units, at TMC's election, Kan Am's entire interest in the joint venture entity. Only Kan Am may invoke the buy-sell right in the event of our change in control.

    Projects Under Development

              In addition to the three projects currently under construction, we are also actively pursuing the development of other projects. These projects are in various levels of the due diligence stage during which we determine site/demographic viability, negotiate tenant commitments and work through third-party approval processes. Generally, we will not begin construction on these projects until we have completed our due diligence and have obtained significant pre-leasing commitments. While we currently believe that these projects will ultimately be completed, we cannot assure you that they will actually be constructed or that they will have any particular level of operational success or ultimate value. The following is a brief description of our current development projects:

              Meadowlands Xanadu—East Rutherford, New Jersey.    In December 2003, we executed a development agreement with the New Jersey Sports and Exposition Authority (the "NJSEA") pursuant to which we will redevelop the Continental Arena site in East Rutherford, New Jersey. We with Kan Am formed a joint venture Mack-Cali Realty Corporation, a leading owner and manager of class A office properties located primarily in the Northeast United States ("Mack-Cali"). We are currently working with the NJSEA and other government agencies to finalize a ground lease for the site and we plan to begin construction by the third quarter of 2004.

              Upon completion, Meadowlands Xanadu will include a family entertainment and recreation complex with five themed zones and an office and hotel component with four office buildings and a 520-room hotel with conference and exhibition facilities totaling 4.8 million square feet. The Meadowlands Xanadu proposal features the Snow Dome, America's first year-round indoor Alpine ski resort with real snow and chair lifts, and additional active and spectator activities. We have commenced leasing and licensing activities. We expect to announce tenant commitments later in 2004.

              Meadowlands Xanadu will be developed by a joint venture between affiliates of Mack-Cali and Meadowlands Mills Limited Partnership (the "Meadowlands Mills/Mack-Cali LP"). Upon formation, in exchange for certain contributions and pre-formation expenditures, Meadowlands Mills Limited Partnership received an initial capital account credit of approximately $134,000,000 and Mack-Cali received an initial capital account credit of approximately $290,000. Meadowlands Mills Limited Partnership, the entity through which we and Kan Am will hold our respective interests in the project, is obligated to contribute 80% of all additional capital to Meadowlands Mills/Mack-Cali LP up to a maximum of 40% of net project costs, and Mack-Cali is obligated to contribute 20% of all additional capital (with certain exceptions) to Meadowlands Mills/Mack-Cali LP up to a maximum of $32,500,000. Each of Meadowlands Mills Limited Partnership and Mack-Cali receives a cumulative preference equal to 9% on its capital contributions. Any residual cash flow after preference payments, repayment of all capital contributions and, under certain circumstances, potentially other payments, will be distributed 80% to Meadowlands Mills Limited Partnership and 20% to Mack-Cali.

              Meadowlands Mills Limited Partnership is the managing general partner and Mack-Cali Meadowlands Special LLC is the special general partner of Meadowland Mills/Mack-Cali LP, with rights to approve certain "Major Decisions" of the partnership. All disputes arising under the partnership agreement are required to be submitted to mediation and, if necessary after such mediation, submitted to arbitration.

              Commencing three years after the opening, either Meadowlands Mills Limited Partnership or Mack-Cali may sell its partnership interest to a third party subject to the following provisions:

  •
  Meadowlands Mills Limited Partnership has certain "drag-along" rights and Mack-Cali has certain "tag-along rights" in connection with such sale of interest to a third party; and

  •
  Meadowlands Mills Limited Partnership has a right of first refusal with respect to a sale by Mack-Cali of its partnership interest.

              In addition, commencing on the sixth anniversary of opening, Mack-Cali may cause Meadowlands Mills Limited Partnership to purchase, and Meadowlands Mills Limited Partnership may cause Mack-Cali to sell to Meadowlands Mills Limited Partnership, all of Mack-Cali's partnership interests at a price based on the fair market value of the project.

              The partnership agreement for Meadowlands Mills/Mack-Cali LP contemplates that Meadowlands Mills Limited Partnership will develop the entertainment/retail portion of the project and that Mack-Cali may elect to develop the hotel and office portions of the project. If Mack-Cali so elects, then Mack-Cali is obligated to contribute 80% of all required equity and Meadowlands Mills Limited Partnership is obligated to contribute 20% of all required equity and Mack-Cali and Meadowlands Mills Limited Partnership will have residual sharing percentages of 80% and 20%, respectively, after payment of all preferred returns and return of capital. If Mack-Cali does not elect to develop the hotel and office portions, Meadowlands Mills Limited Partnership may develop the hotel and office portions with or without a third party partner or sell the leasehold rights in the hotel and office land parcels. If Meadowlands Mills Limited Partnership elects to develop the hotel and office portions, then Mack-Cali may elect to participate in such development with an obligation to fund 20% of all required equity and will receive a residual sharing percentage of 20% after payment of all preferred returns and return of capital.

              Meadowlands Mills Limited Partnership is a joint venture between us and Kan Am. Meadowlands Mills Limited Partnership has also entered into agreements with Empire, Ltd., the current owner of the "Empire Tract" and Bennett S. Lazare, Esq. pursuant to which Empire, Ltd. and Mr. Lazare have the right to become limited partners in the partnership with a combined twenty percent (20%) limited partnership interest. As of December 31, 2003, we had invested $144.0 million, including capitalized interest, in Meadowlands Mills Limited Partnership. Of the amount we had invested as of December 31, 2003, $72.0 million is an advance to Meadowlands Mills Limited Partnership. Kan Am's invested capital in Meadowlands Mills Limited Partnership was $24.0 million as of December 31, 2003. The Meadowlands Mills Limited Partnership agreement provides for Kan Am's right to require Meadowlands Mills Limited Partnership to redeem its interest in the joint venture if a construction loan is not obtained by June 30, 2005.

              In conjunction with the formation of Meadowlands Mills Limited Partnership, we acquired a mortgage interest in a 587-acre tract of land commonly known as the "Empire Tract" which is adjacent to the Continental Arena site. The executed redevelopment agreement with the NJSEA provides that the Meadowlands Mills/Mack-Cali LP will convey the Empire Tract to the State of New Jersey for establishment of a wetlands mitigation area. The rights of Meadowlands Mills Limited Partnership in the Empire Tract were contributed to the Meadowlands Mills/Mack-Cali LP and certain proceeds of the sale of the Empire Tract are to be paid to Meadowland Mills Limited Partnership to recover its investment in the Empire Tract prior to the payment of the preferences on unreturned capital contributions to Meadowlands Mills Limited Partnership and Mack-Cali.

              Pursuant to the Meadowlands Mills Limited Partnership agreement, we and Kan Am each are entitled to receive a cumulative construction period preference and a priority return during operations equal to 9% per year. Payment of the construction period preference to Kan Am is guaranteed by us until substantial physical completion of construction of the project and the closing of a permanent loan and the payment of the construction period preference is payable to us solely out of proceeds of the construction loan to the extent permitted by the loan documents. At specified times following the tenth anniversary of the project's opening, either we or Kan Am can exercise a buy-sell provision. Pursuant to the buy-sell provision, we can require Kan Am to sell to us for cash or our common limited partnership units, at Kan Am's election, Kan Am's entire interest in the partnership. Also, pursuant to the buy-sell provision, Kan Am can require us to acquire for cash or our common limited partnership units, at TMC's election, Kan Am's entire interest in the partnership at a price based on the fair market value of the project.

              Del Amo—Los Angeles, California.    We are currently pursuing a plan to redevelop our Del Amo Fashion Center which will include the addition of new department store anchors, introduction of additional tenants with higher price points than the property's current tenants and the demolition of the vacant wing formerly anchored by Montgomery Ward. The vacant wing will be replaced by an open air retail and entertainment wing. In addition, we anticipate that we will sell a parcel of land at the property to a residential developer who intends to build a multifamily building on the site.

              Sawgrass—Ft. Lauderdale, Florida.    We are currently pursuing a redevelopment program at Sawgrass Mills to incorporate improved lighting, painting and directional signage. We are also contemplating the addition of an open-air promenade to the property.

              San Francisco Piers 27-31—San Francisco, California.    In April 2001, the San Francisco Port Commission awarded us the exclusive right to negotiate for a long-term lease on Piers 27-31 on the San Francisco waterfront by which to develop a 21st Century Retail and Entertainment Center full-price mixed-use retail, office, entertainment and recreation project. These negotiations have begun and are ongoing. Concurrently, entitlements at the state and local level are proceeding.

              108 North State Street—Chicago, Illinois.    In June 2002, we were selected by the City of Chicago to negotiate the development of Block 37 (108 N. State Street), a key city block opposite the Marshall Fields department store in downtown Chicago, as a 21st Century Retail and Entertainment Center mixed-use project including retail, office, residential and hotel uses. Negotiations for this development are ongoing. We are in discussion with tenants for the retail portion of the project and are negotiating with an office developer to develop the office portion of the project.

              In addition to the projects discussed above, we are also conducting due diligence on several other proposed sites for future projects, including sites in Cleveland, Ohio; Woodbridge, Virginia; Boston, Massachusetts; Tampa, Florida; and San Francisco, California. We are also reviewing other potential retail and entertainment development opportunities internationally. For example, we are exploring follow-on opportunities beyond Madrid Xanadú for sites in and around Seville, Bilbao, Valencia and Barcelona, Spain. In addition, we are pursuing an opportunity in Glasgow, Scotland, and in Italy, our efforts are concentrated on several well-located sites in Milan, suburban Florence and Rome.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

              The following table shows the beneficial ownership of our units of common partnership interest as of March 23, 2004 by:

  •
  each director of TMC;

  •
  the Chairman of the Board and Chief Executive Officer and the four other most highly compensated executive officers of TMC, each of whose compensation exceeded $100,000 during the fiscal year ended December 31, 2003 (the "named executive officers");

  •
  all directors, named executive officers and other executive officers of TMC, as a group; and

  •
  each limited partner known by us to hold more than 5% beneficial interest of our outstanding units of partnership interest, including TMC.

              We do not have outstanding any securities that are exercisable, convertible or exchangeable, including any options or other rights, for units of our common partnership interest by each of the foregoing persons. As of March 23, 2004, we had 64,110,687 units of partnership interest outstanding.

              The address of the directors, executive officers and beneficial owners included in the table below is 1300 Wilson Boulevard, Suite 400, Arlington, Virginia 22209, unless otherwise provided.

Name of Beneficial Owner	Number of Units		Percent of Units
Laurence C. Siegel	556,793		*
James F. Dausch	—		*
Kenneth R. Parent	—		*
James A. Napoli	—		*
D. Gregory Neeb	—		*
Dietrich von Boetticher	1,405,745	(1)	2.19%
John M. Ingram	—		*
Charles R. Black, Jr.	—		*
James C. Braithwaite	337,470	(2)	*
S. Joseph Bruno	—		—
Joseph B. Gildenhorn	—		*
Harry H. Nick	111,568		*
Franz von Perfall	210,509		*
Robert P. Pincus	—		*
Cristina L. Rose	—		*
Kan Am and affiliated entities	1,389,846	(3)	2.17%
The Mills Corporation	51,054,411		79.63%
All executive officers and directors as a group (18 persons)	2,975,454		4.09%

*
Less than 1%.
(1)
Includes 15,899 units held by Mr. von Boetticher directly and 1,389,846 units beneficially owned by Kan Am and various affiliated entities. Mr. von Boetticher either holds a controlling interest in such entities or a controlling interest in the general partner of such entities. Mr. von Boetticher disclaims beneficial ownership of the reported units held by these Kan Am entities except to the extent of his pecuniary interest therein.
(2)
Includes 309,476 units held by Mr. Braithwaite directly and 27,994 units held by Braithwaite Family Partnership, of which Mr. Braithwaite is the general partner and has voting and investment power.
(3)
The address for Kan Am is The Forum, 3290 Northside Parkway, Suite 825, Atlanta, Georgia 30327.

Item 5. Directors and Executive Officers.

              We are managed by TMC, in its capacity as our sole general partner. Consequently, we do not have our own separate directors or executive officers. The discussions under this Item 5 relate to information about TMCs directors, executive officers and other key employees of TMC as of March 23, 2004. There are no family relationships among TMC's directors, executive officer and other key employees.

Biographical information of TMC's directors

Terms ending at TMC's 2004 annual meeting of stockholders

              James C. Braithwaite, age 63, has been TMC's director since April 1994. Since 1980, Mr. Braithwaite has served as President of Kan Am Realty, Inc., a company that is affiliated with Kan Am with investments in commercial real estate in the United States, and also serves as an officer and director of various other Kan Am affiliated companies. Kan Am is a joint venture partner in many of our projects. During 1994, Mr. Braithwaite served as TMC's Executive Vice President of Operations. If re-elected at the 2004 annual meeting of stockholders, Mr. Braithwaite will serve until the earlier of the 2007 annual meeting of stockholders and until a successor is elected and qualified or until his death, removal or resignation.

              James F. Dausch, age 60, has served as TMC's director since October 1997. Since August 2002, Mr. Dausch has served as TMC's President, Development Division. From 1999 until July 2002, Mr. Dausch was TMC's Senior Executive Vice President of Development and from 1994 to 1999, he was TMC's Executive Vice President of Development. Prior to joining TMC, Mr. Dausch was Executive Vice President of Development and New Business for CenterMark Properties, Inc., a retail property developer and owner. From 1977 to 1989, Mr. Dausch was employed by The Rouse Company, an owner and operator of retail centers, office and industrial buildings and large-scale community developments. Mr. Dausch has agreed not to stand for re-election to assist TMC's Board in satisfying the NYSE's independence rules.

              Hon. Joseph B. Gildenhorn, age 74, has been TMC's director since November 1995. Since 1956, Mr. Gildenhorn has been a partner of The JBG Companies and its predecessors, a real estate development and management company, and a partner at the law firm of Brown, Gildenhorn & Jacobs. From 1989 to 1993, Mr. Gildenhorn served as United States Ambassador to Switzerland. Since June 2002, Mr. Gildenhorn has served as Chairman of Trustees of the Woodrow Wilson International Center for Scholars. He formerly served as vice chairman of the board of directors of the D.C. Metro Region of BB&T Corporation, a commercial banking institution. If re-elected at the 2004 annual meeting of stockholders, Mr. Gildenhorn will serve until the earlier of the 2007 annual meeting of stockholders and until a successor is elected and qualified or until his death, removal or resignation.

              Harry H. Nick, age 62, has been TMC's director since April 1994. Since 1997, he has been a private investor and a principal of Seneca Investment Group, LLC, an investment firm that he founded. From 1993 to 1996, Mr. Nick held various senior executive positions with TMC. From 1982 to 1993, he served as a consultant and senior executive with Western Development Corporation, the predecessor to TMC. Mr. Nick is a certified public accountant and from 1966 to 1982, he was employed with the accounting firm of Grant Thornton, serving eight years as an audit partner. Mr. Nick serves as a director of several private real estate companies in Canada. If re-elected at the 2004 annual meeting of stockholders, Mr. Nick will serve until the earlier of the 2007 annual meeting of stockholders and until a successor is elected and qualified or until his death, removal or resignation.

              Robert P. Pincus, age 57, has been TMC's director since April 1994. Since 2002, Mr. Pincus has served as Chairman of Milestone Capital Partners, L.P., a leverage buyout fund. From 1999 to 2002, Mr. Pincus served as President of the D.C. Metro Region of BB&T Corporation, a position from which he retired in March 2002, and from 1991 to 1999, he served as Chief Executive Officer and President of Franklin National Bank of Washington, D.C., a commercial bank located in the Washington, D.C. metropolitan area that merged with BB&T Corporation. From 1983 to 1991, Mr. Pincus was Chief Executive Officer and President of Sovran Bank/DC National, a commercial bank, and its predecessors, D.C. National Bank and D.C. National Bancorp, Inc. Mr. Pincus serves as chairman of the board of directors of the D.C. Metro Region of BB&T Corporation. If re-elected at the 2004 annual meeting of stockholders, Mr. Pincus will serve until the earlier of the 2007 annual meeting

Terms ending at TMC's 2005 annual meeting of stockholders

              Franz von Perfall, age 62, has been TMC's director since April 1994. Since 1980, Mr. von Perfall has been a principal of Kan Am and its affiliated entities, a German commercial real estate company that invests in commercial real estate in Germany and the United States. Kan Am is a joint venture partner in many of our projects. From 1977 to 1980, Mr. von Perfall served as a director of ING BHF-Bank, Frankfurt, a German commercial bank.

              Cristina L. Rose, age 57, has been TMC's director since May 1998. Since 1987, Ms. Rose has served as chairperson of Rose & Kindel, Inc., a leading California public affairs firm that she co-founded. From 1984 to 1987, Ms. Rose was a principal at Cristina L. Rose, Inc., a state and local government relations and communications firm that she founded. From 1975 to 1984, she directed the Sacramento lobbying activities of Winner/Wagner & Associates, a national public affairs firm.

              Laurence C. Siegel, age 51, has been TMC's director since January 1993. Since March 1995, Mr. Siegel has served as TMC's Chief Executive Officer and since August 1995, he has served as TMC's Chairman of the Board. From our inception in 1993 to 1995, Mr. Siegel served as TMC's Executive Vice President, Secretary and Vice Chairman. From 1983 to 1993, Mr. Siegel was Executive Vice President of our predecessor entity, Western Development Corporation. Prior to joining Western Development Corporation, Mr. Siegel was the Vice President of Leasing for the Mid-Atlantic States at Merrill Lynch Commercial Services.

Terms ending at TMC's 2006 annual meeting of stockholders

              Charles R. Black, Jr., age 56, has been TMC's director since November 1995. Since 2001, Mr. Black has served as Chairman of BKSH & Associates, a public affairs company, and from 1980 to 2001, Mr. Black served as President and Chief Executive Officer of BKSH & Associates and its predecessor, Black Kelly Scruggs & Healey. Mr. Black serves on the board of directors of the American Conservative Union and the Fund for American Studies.

              Dietrich von Boetticher, age 62, has been TMC's director and vice chairman since April 1994. Since 1976, Mr. von Boetticher has been a principal of Kan Am and its affiliated entities, a German commercial real estate company that invests in commercial real estate in Germany and the United States. Kan Am is a joint venture partner in many of our projects. In addition, since 1972, Mr. von Boetticher has been a partner in the law firm of von Boetticher Hasse Lohmann in Munich, Germany.

              S. Joseph Bruno, age 55, has been TMC's director since March 2004. From 2001 to 2004, Mr. Bruno served as Senior Consultant—eHealth Division of BCE Emergis, an eCommerce service provider in the health and financial services sectors, where he focused on financial reporting, mergers and acquisitions, and tax auditing. From 1995 to 2000, Mr. Bruno was Senior Vice President, Chief Financial Officer and Corporate Secretary for United Payors & United Providers, Inc., a service provider in the health care industry. From 1989 to 1995, he was a partner at Coopers & Lybrand LLP, an international public accounting firm and the predecessor entity to PricewaterhouseCoopers LLP. From 1986 to 1989, Mr. Bruno served as Senior Vice President of Operations and Chief Financial Officer of Jurgovan & Blair, Inc., a health care and information technology services provider, and from 1971 to 1986, he was employed by KPMG Peat, Marwick, LLP, an international public accounting firm, including six years as a partner. Mr. Bruno currently serves as chairman of the board of directors of Building Hope, a Sallie Mae Fund company, and on the board of directors of Intergroup Services Corporation, Group Dental Service, Inc. and Fourth Dimension Italy, S.r.L. Mr. Bruno is a certified public accountant and has been a member of the AICPA since 1972.

              John M. Ingram, age 68, has been TMC's director since April 1994. Mr. Ingram has served as TMC's vice chairman since August 1995. Mr. Ingram is currently an independent retail, real estate and bankruptcy consultant. Mr. Ingram has an extensive history serving with major retailers. From 1993 to 1994, he served as Senior Vice President of T.J. Maxx Company, Inc., a nationwide discount retailer, and from 1974 to 1993 he was Senior Vice President and Secretary of Marshalls Inc., a nationwide discount retailer. Mr. Ingram is the past Chairman of the International Council of Shopping Centers.

Biographical information of TMC's executive officers who are not TMC's directors

              Mark D. Ettenger, age 48, has been TMC's President since February 2004. Prior to joining TMC, from July 1984 until January 2004, Mr. Ettenger was with Goldman, Sachs & Co., an investment banking firm, where he served most recently as a Managing Director and oversaw the Real Estate Asset Sale business. Before joining Goldman, Sachs & Co., Mr. Ettenger was an attorney at Simpson Thacher & Bartlett.

              Kenneth R. Parent, age 43, has been TMC's Chief Operating Officer since August 2002. From May 1995 until July 2002, Mr. Parent served as TMC's Chief Financial Officer and from November 1997 until July 2002, he also served as TMC's Executive Vice President. From September 1994 to November 1997, Mr. Parent was TMC's Senior Vice President. Prior to joining TMC in 1994, Mr. Parent spent eleven years at the public accounting firms of Kenneth Leventhal & Company, which was subsequently purchased by Ernst & Young LLP, and Price Waterhouse LLP, the predecessor entity to PricewaterhouseCoopers LLP, where he specialized in real estate accounting, tax and consulting. Mr. Parent is a member of the American Institute of Certified Public Accountants.

              Nicholas McDonough, age 47, has been TMC's Executive Vice President, Asset Management since May 2003. From August 2002 until May 2003, Mr. McDonough served as TMC's Chief Financial Officer. Prior to joining TMC, he was a founding partner and president of The Harris McDonough Group Inc, a retail real estate development company that specialized in the value retail sector. Mr. McDonough was one of four founding partners of the McArthur Glen Group (MCG), a developer of manufacturers outlet centers, serving in several capacities including most recently as Executive Vice President of Finance. Before joining MCG, he worked as an accountant for Beers & Cutler, a regional accounting firm.

              Mary Jane Morrow, age 51, has been TMC's Executive Vice President and Chief Financial Officer since May 2003. Prior to joining TMC, from November 1997 until May 2003, Ms. Morrow was Vice President-Finance and Chief Financial Officer of Kravco Company, a real estate development and asset management company specializing in regional shopping malls and community shopping centers, and from January 1987 until November 1997, she was the Chief Financial Officer of Federal Realty Investment Trust, a developer and manager of shopping centers. Ms. Morrow is a certified public accountant and a member of the American Institute of Certified Public Accountants and International Council of Shopping Centers. She currently serves as director of the National Association of Real Estate Companies and previously held the position of chair for the Accounting Committee of the National Association of Real Estate Investment Trusts.

              James A. Napoli, age 57, has been TMC's President, Operating Division since August 2002. From May 1989 until May 2002, Mr. Napoli served in various capacities, including Vice President, Senior Vice President and Executive Vice President of Leasing, for Simon Property, a national retail real estate developer. Prior to joining Simon, Mr. Napoli served as Executive Vice President/Director of Leasing for May Centers, Inc., a shopping center developer, Senior Vice President/Director of Leasing for Jim Wilson & Associates, a shopping center developer, and Corporate Vice President of The Cafaro Company, a shopping center developer.

              D. Gregory Neeb, age 36, has been TMC's Executive Vice President and Chief Investment Officer since August 2002 and was TMC's Executive Vice President from April 2002 until July 2002. From April 2000 until March 2002, Mr. Neeb served as TMC's Senior Vice President and Treasurer and from April 1997 until March 2000, he was TMC's Vice President and Controller. Mr. Neeb served as TMC's Director of Finance and Corporate Reporting from 1995 until March 1997. Prior to joining TMC, Mr. Neeb worked for six years with the real estate accounting and consulting firm of Kenneth Leventhal & Company. Mr. Neeb is a member of the American Institute of Certified Public Accountants, International Council of Shopping Centers, National Association of Real Estate Investment Trusts and Pension Real Estate Association.

Biographical Information of TMC's Other Key Employees

              Terence P. Fitzgerald, age 48, has been TMC's Executive Vice President of Domestic Development since April 2002. From March 1999 until April 2002, Mr. Fitzgerald was TMC's Senior Vice President of Development and from May 1995 until February 1999, he was TMC's Vice President—Senior Development Director. Prior to joining TMC in 1995, Mr. Fitzgerald served in various capacities, including as Senior Vice President of Real Estate and Senior Counsel in charge of construction and environmental affairs, for Foley's, a department store division of The May Department Stores Company, a national department store company.

              Thomas E. Frost, age 51, has been TMC's Executive Vice President, General Counsel and Secretary since April 1999, and from March 1995 to April 1999, he was TMC's Senior Vice President, General Counsel and Secretary. Prior to joining TMC, from 1989 to 1995, Mr. Frost was General Counsel for CenterMark Properties, Inc. From 1984 through 1989, Mr. Frost was Senior Counsel for The May Department Stores Company.

              Gregg M. Goodman, age 40, has been TMC's Executive Vice President of Anchor Leasing since July 2002 and was TMC's Senior Vice President of Anchor Leasing from 2001 until June 2002. From 1997 until 2000, he was Senior Vice President, Leasing and prior to that held various leasing positions with TMC and its predecessor, Western Development Company. Before joining TMC, Mr. Goodman worked for various leasing and development companies throughout the Midwest.

              Edward B. Vinson, age 51, has been TMC's Executive Vice President of International Development and Managing Director, International since April 2002. From September 2001 to March 2002, Mr. Vinson served as TMC's Managing Director, Mills Global International, from April 1999 until August 2001, he was TMC's Senior Vice President of Development and from January 1998 until March 1999, he was TMC's Group Vice President of Development. From September 1995 until December 1997, he served as TMC's Vice President, Director of Development. Prior to joining TMC, Mr. Vinson was employed by Equity Marketing Services, Inc. where he was a Vice President from 1989 to 1995 and a Regional Sales Director for the Mid-Atlantic States from 1988 to 1989. From 1982 to 1988, Mr. Vinson was a principal of Edward B. Vinson & Assoc., Inc., a commercial and retail properties development firm that he founded.

Item 6. Executive Compensation.

              We are managed by TMC, in its capacity as our sole general partner. Consequently, we do not have our own separate directors or executive officers. The discussions under this Item 6 relates to compensation paid to TMC's directors and executive officer. All references to "common stock" refer to TMC's common stock.

Compensation for serving on TMC's Board of Directors and its Committees

              The tables below show the various fees that TMC paid during 2003 and will pay during 2004 to its non-employee directors for their service on TMC's Board of Directors and its Committees:

2003 Fees
Annual fee for serving on the Board of Directors	$30,000
Fee for each regular meeting of the Board of Directors or special meeting of the Board of Directors where personal attendance has been requested	2,000
Fee for each special telephonic meeting of the Board of Directors attended	1,000
Fee for each executive session of non-management directors attended(1)	1,000
Annual fee for Committee chairperson	6,000
Fee for each Committee meeting attended	1,000
2004 Fees
Annual fee for serving on the Board of Directors	$40,000
Fee for each regular meeting of the Board of Directors or special meeting of the Board of Directors where personal attendance has been requested	2,000
Fee for each special telephonic meeting of the Board of Directors attended	1,000
Fee for each executive session of non-management directors attended(1)	1,000
Annual fee for Audit Committee and Governance & Nominating Committee chairpersons	20,000
Annual fee for Executive Compensation Committee and Executive Committee chairperson	12,000
Fee for each Executive Committee meeting attended	2,000
Fee for each Committee meeting attended (other than Executive Committee meetings)	1,000

(1)
Non-management directors do not receive a separate fee for attending an executive session if such session occurs on the same day as a Board meeting.

Options and restricted stock

              For 2003, each non-employee director received a grant of 10 shares of restricted common stock, having a total value of $342. The restricted common stock granted in 2003 vests in three equal annual installments beginning one year after the date of grant.

              In addition to the fees for 2004 described above, if the 2004 Stock Incentive Plan is approved by TMC's stockholders at its 2004 annual meeting, each of TMC's independent directors who served on its Board as of January 1, 2004 will be entitled to receive a one-time grant of 2,000 shares of restricted stock on the date of the approval of the plan, which shares shall be fully vested as of the date of grant. TMC's Board has also approved the following grants if the 2004 Stock Incentive Plan is approved by TMC's stockholders at its 2004 annual meeting:

              (a)  each non-employee director will be entitled to receive a grant of 1,000 shares of restricted common stock upon approval of the 2004 Stock Incentive Plan, which shares shall vest in two equal annual installments on January 1 of the first and second year following the date of grant; and

              (b)  upon their re-election to the Board at the 2004 annual meeting, each of Messrs. Braithwaite, Gildenhorn, Nick and Pincus will receive an option to purchase 1,000 shares of common stock at an exercise price equal to the market price of the underlying common stock on the date of grant, with the vesting of these shares to be determined at the time of the grant.

              TMC's directors who are also its employees do not receive any additional fees or compensation for serving on the Board of Directors or any Committees.

Executive Compensation

              All references to "we," "our" and "us" under this section entitled "—Executive Compensation" refer to TMC and/or us, as applicable.

Summary Compensation Table

              The following table sets forth certain information concerning the annual and long-term compensation for our Chief Executive Officer and our four other most highly compensated executive officers, whom we refer to collectively as our named executive officers:

		Annual Compensation						Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus($)		Other Annual Compensation($)			Restricted Stock Awards($)(1)	All Other Compensation($)
Laurence C. Siegel Chairman of the Board of Directors and Chief Executive Officer	2003 2002 2001	$700,000 700,000 700,000	$3,700,000 1,660,000 1,800,000	(2)		— — —		— — —	$10,825 10,900 1,959,400	(3) (3) (3)
Kenneth R. Parent Chief Operating Officer	2003 2002 2001	460,686 413,223 314,324	307,504 283,910 222,522	(4)		— — —		$ — 1,254,000 400,543	10,763 10,684 9,066	(5) (5) (5)
James F. Dausch President, Development Division and Director	2003 2002 2001	414,100 395,915 379,356	276,408 255,200 263,765	(4)	$	— — 164,573	(6)	— 1,254,000 479,573	10,686 10,714 6,923	(7) (7) (7)
James A. Napoli* President, Operating Division	2003 2002 2001	418,867 157,306 N/A	529,590 505,200 N/A	(4) (8)		61,252 — N/A	(9)	— 1,435,000 N/A	3,193 122 N/A	(10) (10)
D. Gregory Neeb Executive Vice President and Chief Investment Officer	2003 2002 2001	318,750 276,327 217,839	175,500 206,280 123,373	(4)		— — —		— 953,700 215,913	10,529 10,499 8,893	(11) (11) (11)

*
Mr. Napoli became our President, Operating Division in August 2002.
(1)
The aggregate number of shares of restricted common stock held by Messrs. Siegel, Parent, Dausch, Napoli and Neeb and not vested as of December 31, 2003 was 17,542, 68,221, 78,515, 37,500 and 29,411, respectively. The value of these restricted common stock holdings as of December 31, 2003 for each of Messrs. Siegel, Parent, Dausch, Napoli and Neeb was $771,848, $3,001,724, $3,454,660, $1,650,000 and $1,294,084, respectively, based on the closing price of $44.00 per share of our common stock on the NYSE on December 31, 2003. In April 2003, Mr. Neeb was awarded 30,000 shares of restricted stock based on his performance during 2002, half of which vested on April 1, 2003 and the remaining of which will vest on the earlier of (a) January 1, 2005, (b) the date of Mr. Neeb's voluntary termination of his employment and (c) the date of the involuntary termination of Mr. Neeb's employment by us other than any such termination as a result of Mr. Neeb's material act of fraud or embezzlement with respect to us or any of our affiliates. In March 2003, each of Messrs. Parent and Dausch were awarded 40,000 shares of restricted common stock based on his promotion and performance during 2002. With respect to Mr. Parent, such shares vest as follows: (a) 4,000 shares on April 1, 2003 and (b) 36,000 shares on the earlier of (i) September 30, 2004, (ii) the date of Mr. Parent's voluntary termination of his employment and (iii) the date of the involuntary termination of Mr. Parent's employment by us other than any such termination as a result of Mr. Parent's material act of fraud or embezzlement with respect to us or any of our affiliates. With respect to Mr. Dausch, such shares vest as follows: (a) 4,000 shares on April 1, 2003 and (b) 36,000 shares on the earlier of (i) April 15, 2005, (ii) the date of Mr. Dausch's voluntary termination of his employment and (iii) the date of the involuntary termination of Mr. Dausch's employment by us other than any such termination as a result of Mr. Dausch's material act of fraud or embezzlement with respect to us or any of our affiliates. Other than these grants made in 2003 for 2002 performance to Messrs. Parent, Dausch and Neeb, none of the restricted stock awards that appear on the Summary Compensation Table vest under three years from the applicable grant date. Holders of restricted common stock are entitled to receive dividends on their entire restricted common stock awards beginning on the date on which the first portion of such awards vest.
(2)
This amount consists of a $2,500,000 special bonus that Mr. Siegel received in November 2003 for his extraordinary performance during 2003 and 2002 and a preliminary annual bonus of $1,200,000 based on Mr. Siegel's 2003 performance which remains subject to adjustment pending conclusion of the Executive Compensation Committee's review of our and Mr. Siegel's 2003 performance.
(3)
These amounts include (a) our contributions to the 401(k) Plan of $10,000, $10,000 and $8,500 for 2003, 2002 and 2001, respectively, and (b) the cost of group term life insurance amounting to $825, $900 and $900 for 2003, 2002 and 2001, respectively. In addition, for 2001, the amount includes $1,950,000 of incentive payment for 2001 performance that is payable in cash and vested 20% on April 1, 2003 and vests 40% on each of April 1, 2004 and 2005. Unvested amounts are subject to forfeiture upon termination of Mr. Siegel's employment.
(4)
These are preliminary amounts and are subject to adjustment pending conclusion of the Executive Compensation Committee's review of our and each applicable named executive officer's performance during 2003. In Mr. Napoli's case, the amount also includes the second installment of $250,000 of a relocation bonus that he received upon joining us. See footnote 8.
(5)
These amounts include (a) our contributions to the 401(k) Plan of $10,000, $10,000 and $8,500 for 2003, 2002 and 2001, respectively, and (b) the cost of group term life insurance amounting to $763, $684 and $566 for 2003, 2002 and 2001, respectively.
(6)
Of this amount, $146,933 reflects the amount of a loan we forgave in accordance with the terms of Mr. Dausch's employment agreement.
(7)
These amounts include (a) our contributions to the 401(k) Plan of $10,000, $10,000 and $6,240 for 2003, 2002 and 2001, respectively, and (b) the cost of group term life insurance amounting to $686, $714 and $683 for 2003, 2002 and 2001, respectively.
(8)
This amount includes $250,000 of a $750,000 relocation bonus that is payable in three equal installments. The second installment of $250,000 was paid during 2003 (see footnote 4 above) and the third installment of $250,000 will be payable during 2004 in the payroll following the third anniversary of Mr. Napoli's employment date. Mr. Napoli is obligated to repay the most recent payment of this relocation bonus should he resign within twelve months of receipt of that payment.

(9)
This amount includes $55,872 of relocation expenses for 2002 that were paid to Mr. Napoli in 2003.
(10)
These amounts include (a) our contributions to the 401(k) Plan of $2,500 for 2003 and (b) the cost of group term life insurance amounting to $693 and $122 for 2003 and 2002, respectively.
(11)
These amounts include (a) our contributions to the 401(k) Plan of $10,000, $10,000 and $8,500 for 2003, 2002 and 2001, respectively, and (b) the cost of group term life insurance amounting to $529, $499 and $393 for 2003, 2002 and 2001, respectively.

Option Grants in Last Fiscal Year

              We did not grant any stock options to our named executive officers during 2003.

Aggregated Options/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option Values

              The following table provides information regarding exercise of options during the year ended December 31, 2003 and exercised and unexercised options and SARs held by our named executive officers at December 31, 2003.

			Number of Securities Underlying Unexercised Options/SARs at December 31, 2003		Value of Unexercised In-The-Money Options/SARs at December 31, 2003(1)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable(2)
Laurence C. Siegel	—	—	579,428	139,961	$12,510,798	$2,874,614
Kenneth R. Parent	66,328	$1,178,682	201,284	75,576	4,429,226	1,655,471
James F. Dausch	71,958	795,497	226,512	67,529	4,778,533	1,387,652
James A. Napoli	—	—	—	—	—	—
D. Gregory Neeb	5,500	144,224	64,520	11,000	1,713,813	292,188

(1)
Based on the closing price of $44.00 per share of common stock on the NYSE on December 31, 2003.
(2)
All SAR grants become exercisable only upon a change of control in us. The value of unexercised in-the-money SARs for Messrs. Siegel, Parent and Dausch as of December 31, 2003 was $2,327,852, $971,939 and $1,121,231, respectively. Messrs. Napoli and Neeb do not have any SAR grants.

Long-Term Incentive Plans—Awards in Last Fiscal Year

              The following table provides information regarding awards preliminarily granted to our named executive officers during 2003 as long-term incentive awards pursuant to our long-term incentive compensation plan that our stockholders approved in 2002.

			Estimated Future Payouts Under Non-Stock Priced-Based Plans(1)
Name	Number of Shares, Units or Other Rights(#)	Performance or Other Period Until Maturation or Payout(1)(2)	Threshold ($ or #)(2)	Target ($ or #)(2)	Maximum ($ or #)
Laurence C. Siegel	N/A	1/03 – 12/05	$750,000	$1,500,000	$4,000,000
Kenneth R. Parent	N/A	1/03 – 12/05	232,958	465,915	4,000,000
James F. Dausch	N/A	1/03 – 12/05	209,400	418,800	4,000,000
James A. Napoli	N/A	1/03 – 12/05	211,811	423,621	4,000,000
D. Gregory Neeb	N/A	1/03 – 12/05	162,500	260,000	4,000,000

(1)
In 2002, we adopted a long-term incentive compensation plan that was approved by our stockholders at our 2002 annual meeting. A long-term compensation award may be paid in the form of cash, stock options, shares of our common stock, restricted stock, restricted stock units, or any combination thereof. Payment of long-term incentive compensation to a key employee intended to satisfy the requirements for qualified performance-based compensation will be contingent upon the attainment of one or more performance goals (which may be stated as alternative goals) established in writing by the Executive Compensation Committee for each performance period. Performance periods for long-term incentive compensation disclosed in the foregoing table will be three years long. The Executive Compensation Committee has establish performance goals under the long-term incentive plan based generally upon growth in funds from operations, return on invested capital, growth in tenant sales and total stockholder return. The Executive Compensation Committee, however, has the discretion to establish performance goals based on other related business criteria. If a key employee does not meet certain minimum performance thresholds, such employee will not receive any payouts under this plan.
(2)
The "Target" amount, as differentiated from the actual amount awarded, represents payouts of $1,500,000 for Mr. Siegel, 100% of the annual salary in effect for 2003 for Messrs. Parent, Dausch and Napoli, and 80% of the annual salary in effect for 2003 for Mr. Neeb. The "Threshold" amounts represent payouts of 50% of the Target amount for 2003 for each applicable named executive officer. The amount that may be paid out under our long-term incentive plan for multi-year performance is capped at $4,000,000 per person for our executive officers. Our Executive Compensation Committee has not yet determined the amounts of the preliminary long-term incentive grants to our named executive officers for 2003, which preliminary grants will be subject to adjustment based on our and, in certain cases, the applicable named executive officer's performance during 2004 and 2005 and are payable in 2006.

Employment Agreements and Other Arrangements

    Mr. Siegel's 2001 employment agreement

              In 2001, we entered into an employment agreement with Mr. Siegel. The agreement became effective as of April 1, 2000 and expired on March 31, 2004. During the term of the agreement, Mr. Siegel was entitled to receive an annual base salary of $700,000. Pursuant to the terms of the agreement, we paid to Mr. Siegel a special bonus of $500,000 for 2001 and $500,000 for 2002. Mr. Siegel was not entitled to receive a special bonus for 2003 under the agreement. Also pursuant to the terms of the agreement, we paid to Mr. Siegel an annual bonus of $1,300,000 for 2001 and $1,160,000 for 2002. Under the agreement, our Executive Compensation Committee preliminarily has determined to pay Mr. Siegel an annual bonus of $1,200,000 for 2003 performance, subject to final adjustment based on Mr. Siegel's achievement of certain performance objectives and other criteria determined by the Executive Compensation Committee.

              Additionally, Mr. Siegel will receive incentive compensation based on performance over a specified period, which incentive compensation will consist of cash or restricted common stock or a combination thereof, at our election, and will be subject to vesting requirements, all as determined by the Executive Compensation Committee. Pursuant to the terms of the agreement, we awarded Mr. Siegel cash incentive compensation of $1,950,000 based on 2001 performance. As noted in the Summary Compensation Table, the 2001 incentive compensation award vests in three installments. We preliminarily awarded Mr. Siegel $1,740,000 in long-term compensation based on 2002 performance, which amount is subject to adjustment pending conclusion of the Executive Compensation Committee's review of Mr. Siegel's and our 2003 and 2004 performance, with the final amount to be paid in 2005. In addition, Mr. Siegel is eligible to receive targeted long-term incentive compensation of $1,500,000 based on performance in 2003, which amount is subject to adjustment pending conclusion of the Executive Compensation Committee's review of Mr. Siegel's and our 2003, 2004 and 2005 performance, with the final amount to be paid in 2006.

              Pursuant to the terms of Mr. Siegel's 2001 employment agreement, Mr. Siegel also was entitled to receive fringe benefits in an amount not to exceed $50,000 per annum in addition to the benefits generally available to our other executives. To the extent that such fringe benefits provided during a calendar year amounted to less than $50,000, additional fringe benefits could be provided during any calendar year of the term of the employment agreement. During 2003, the amount of such fringe benefits paid to Mr. Siegel was less than $50,000. Under the expired employment agreement, if we terminated Mr. Siegel's employment without cause or Mr. Siegel terminated his employment for "Good Reason," Mr. Siegel was entitled to receive severance pay and benefits in accordance with our severance policy then in effect. The employment agreement contained non-competition provisions prohibiting Mr. Siegel, subject to certain limited exceptions and certain criteria, from engaging directly or indirectly in the development, redevelopment, operation, management or leasing of any type of retail shopping center in a manner that would compete with our then-existing business activities anywhere in the world during the period of employment with us and for a period thereafter of up to 18 months so long as we continue to pay to Mr. Siegel an amount equal to his base salary.

    Mr. Siegel's 2004 employment agreement

              We entered into a new employment agreement with Mr. Siegel, effective as of April 1, 2004 and expiring on December 31, 2008 with automatic one year extensions on each January 1 thereafter unless either party gives notice of non-renewal. Pursuant to the agreement, Mr. Siegel is entitled to receive an annual base salary of $1,650,000 in 2004, which base salary amount will increase by $50,000 on April 1 of each year of the agreement.

              Mr. Siegel is also eligible to participate in our annual short-term performance incentive plan for senior executives. The actual amount of Mr. Siegel's annual bonus will be determined in accordance with the terms of our annual short-term performance incentive plan as administered by the Executive Compensation Committee and may be based on the achievement of certain performance objectives (which may be based on both Mr. Siegel's and our performance). Awards under such plan will be made in cash. Additionally, Mr. Siegel is eligible to participate in our long-term incentive plan for senior executives. The actual amount of Mr. Siegel's long-term incentive award will be determined in accordance with our long-term incentive plan as administered by the Executive Compensation Committee. Based on our long-term incentive plan in effect as of the date of this proxy statement, Mr. Siegel's future long-term incentive awards will be based on performance over a three-year period with the actual payout to occur in the fourth year after the grant year. Awards made under the long-term incentive plan will consist of cash, shares of our stock or any other medium chosen by the Executive Compensation Committee.

              Mr. Siegel is entitled to receive life insurance coverage with a minimum benefit of $5,000,000, provided that we can obtain such policy on a commercially reasonable basis. Mr. Siegel is also entitled to receive fringe benefits in an amount not to exceed $50,000 per annum, in addition to the benefits that generally are available to our other executives. To the extent that fringe benefits provided during a calendar year amount to less than $50,000, additional fringe benefits in the amount of any such difference will carry forward and may be provided in any subsequent year of employment. Under the employment agreement, if we terminate Mr. Siegel's employment without "Cause" or Mr. Siegel terminates his employment for "Good Reason," Mr. Siegel is entitled to receive a cash payment equal to (a) two times the sum of (i) his base salary then in effect, (ii) his target annual bonus for the year in which the termination occurs and (iii) his longevity bonus (as described below) and (b) a pro rata cash payment of his target annual bonus for the year of termination based on service from commencement of the applicable bonus year through the date of termination. The longevity bonus, which is paid in the event that we terminate Mr. Siegel's employment without "Cause" or Mr. Siegel terminates his employment for "Good Reason," is designed to reward Mr. Siegel for his cumulative years of service as our Chief Executive Officer, and is $1,700,000 for 2004 and increases by $450,000 annually. Under his 2004 employment agreement, Mr. Siegel is permitted to terminate his employment for any reason within 30 days of the first anniversary after a change in control of us and any such termination will be considered a termination for "Good Reason," entitling him to the severance benefits described above. If Mr. Siegel's employment is terminated as a result of death or disability, Mr. Siegel or his beneficiaries or estate are entitled to a lump sum payment equal to his base salary and target annual bonus for the year in which the termination occurs.

              The employment agreement contains non-competition provisions prohibiting Mr. Siegel, subject to certain limited exceptions and certain criteria, from engaging directly or indirectly in the predevelopment, development, redevelopment, operation, management or leasing of any type of retail or entertainment-based shopping center, mall, strip center or other commercial property, the provision of related services or in any other business then carried on by us in a manner that would compete with our then-existing business activities anywhere in the world for a period thereafter of up to 24 months.

    Other executive employment agreements

              We also entered into employment agreements in 1997 with each of Messrs. Dausch and Parent, which we refer to as the 1997 agreements. Pursuant to the 1997 agreements, each employee agreed to be employed with us for a term of three years, with the agreement to be automatically renewed for successive one-year periods unless terminated by the employee or us. We, in turn, agreed to pay Messrs. Dausch and Parent an initial base annual salary of $288,400 and $208,000, respectively, subject to review and adjustment on April 1 of each year. Annual bonuses will be paid, and incentive compensation will be awarded, as determined in the sole discretion of the Executive Compensation Committee.

              The 1997 agreements provide that if, prior to six months before or after two years following the effective date of a change of control in us, the employee's employment is terminated by us without cause or by the employee for good reason, the employee will be entitled to receive an amount equal to two years annual salary. We also will pay for the continuation of the employee's welfare benefits for a period of 24 months after the date of termination. For the purpose of the 1997 agreements, a "change of control" means (1) the acquisition by any entity, person or group of persons acting in concert of beneficial ownership of more than 50% of shares having the power to elect our directors; (2) the consummation of a merger, consolidation or other business combination involving us that results in the pre-transaction holders of voting securities having less than 50% of total voting power in an election of directors of the surviving entity; (3) our directors at the beginning of any consecutive two-year period ceasing to constitute a majority of directors, unless the nomination or election of each new director was approved by at least two-thirds of the directors then in office and who were directors at the beginning of the two-year period; or (4) the sale or transfer of all or substantially all of our assets to a non-affiliate.

              In the event that the employee's employment is terminated other than by us for cause or by reason of the employee's death or disability within six months before or within two years after the effective date of a change of control, or is terminated by the employee for good reason within six months before or within one year after the effective date of a change of control, then the employee will be entitled to receive (1) an amount equal to two times the employee's highest annualized base salary, (2) an amount equal to two times the greater of (a) the employee's average annual bonus earned during the three years prior to a change of control or (b) the target level of bonus established for the year during which employment was terminated, and (3) an amount equal to the target level of bonus established for the year during which employment was terminated. In addition, the employee will receive medical, dental and life insurance for 24 months after the effective date of termination. To the extent these payments are golden parachute payments under Section 280G of the Internal Revenue Code, we will be required to pay to the executive an amount necessary to gross-up the payments for any taxes.

              The 1997 agreements contain non-competition provisions that prohibit the employees, subject to certain limited exceptions, from engaging directly or indirectly, without our prior consent, in the development, redevelopment, operation, management or leasing of a retail shopping center or retail shopping center services within a certain area and/or with specified competitors during the period of employment with us and for 24 months thereafter, except that if the employee terminates his or her employment for good reason as defined in his employment agreement, the non-competition period ends one year after the date employment is terminated. In addition, the non-competition provisions prohibit the employee from inducing any employee of ours to terminate his employment with us, accepting employment with any of our competitors or interfering with any similar manner with our business during the period of employment and for a period of 24 months thereafter.

              In 1995, in accordance with Mr. Dausch's 1994 employment agreement, we granted a $150,000 housing relocation loan to Mr. Dausch. Pursuant to the 1994 employment agreement, one-third of the loan was forgiven in 1996. The balance of the loan principal plus interest was carried forward into Mr. Dausch's current 1997 employment agreement, pursuant to which terms the loan principal, together with all accrued interest, was forgiven on December 31, 2001.

              Each of these executive officers has been granted stock appreciation rights that become exercisable only upon a change of control of Mills. For the purpose of the SARs, "change of control" means (1) the acquisition by any entity, person or group of persons acting in concert of beneficial ownership of more than 50% of shares having the power to elect our directors; (2) the consummation of a merger, consolidation or other business combination involving us that results in the pre-transaction holders of voting securities having less than 50% of total voting power in an election of directors of the surviving entity; (3) our directors at the beginning of any consecutive two-year period ceasing to constitute a majority of directors, unless the nomination or election of each new director was approved by at least two-thirds of the directors then in office who were directors at the beginning of the two-year period; or (4) the sale or transfer of all or substantially all of our assets to a non-affiliate.

Item 7. Certain Relationships and Related Transactions.

              We are managed by TMC, in its capacity as our sole general partner. Consequently, we do not have our own separate directors or executive officers. The discussions under this Item 7 relates to certain relationships and related transactions between TMC and TMC's directors and executive officer.

              During 2003, we engaged in certain transactions or had certain relationships with some of the members of TMC's Board of Directors as more fully described below.

Transactions with Kan Am

Joint ventures with Kan Am

              Three members of TMC's Board of Directors, Messrs. Braithwaite, von Boetticher and von Perfall, are affiliated with Kan Am US, Inc. and its affiliates, which we refer to collectively as "Kan Am." Kan Am is a real estate developer and investment partnership sponsor headquartered in Germany and is our joint venture partner in many of our projects. During 2003 and 2004, Kan Am Grund Kapitalanlagegesellschaft mbH, a German open-end fund that is an affiliate of Kan Am, became a partner in two of our joint ventures. See "—Other Kan Am Transactions" for more information. In addition, Kan Am holds our limited partnership units. As of March 23, 2004, Kan Am owned approximately 2.17% of our outstanding limited partnership units.

              By virtue of their relationships with Kan Am, Messrs. Braithwaite, von Boetticher and von Perfall have a conflict of interest with respect to joint ventures between us and Kan Am. When TMC's Board of Directors (and the Executive Committee, of which Mr. Braithwaite is a member) voted on the proposed joint ventures with Kan Am, each of Messrs. Braithwaite, von Boetticher and von Perfall abstained from voting.

              The following table sets forth as of December 31, 2003 Kan Am's residual sharing information and amount of unreturned capital contributions for each joint venture in which Kan Am is a partner:

Project(1)	Residual Sharing Percentage		Amount of Unreturned Capital Contributions(2)
			(in millions)
Arundel Mills	40.75%		$42.95
Colorado Mills	18.75		25.50
Concord Mills	40.75		30.25
Discover Mills (together with Discover Residual)	50.00		75.00
Grapevine Mills	40.75		35.10
Great Mall of the Bay Area	25.00		47.18
Katy Mills	37.50		78.75
Meadowlands Xanadu	26.66	*	24.00
Ontario Mills	31.25		26.04
Pittsburgh Mills	18.80		24.98
St. Louis Mills	25.50		31.50
The Block at Orange	50.00		60.00

*
Subject to downward adjustment in the event certain other parties become partners in Meadowlands Mills Limited Partnership.
(1)
Does not include Opry Mills, which became a joint venture project in March 2004. The Residual Sharing Percentage for Opry Mills is 25% and the Amount of Unreturned Capital Contributions as of March 23, 2004 is $68.85 million. The amount of Unreturned Swap Termination Contributions, which reflects contributions made to terminate a swap held with respect to mortgage on the property, is an additional $5.3 million.
(2)
Reflects the actual amount of capital contributions unreturned as of December 31, 2003.

              Under the terms of the joint venture agreements, Kan Am generally receives a cumulative construction period preference until construction of a project is substantially completed and permanent financing is secured, and will receive a priority return thereafter equal to 9% or 11% per year on its capital contributions. We guarantee Kan Am's construction period preference and the construction debt until construction is substantially completed and qualified permanent financing is secured for a project. Kan Am generally does not guarantee any portion of the construction debt. While construction has been completed at each of Colorado Mills, Discover Mills and St. Louis, qualified permanent financing remains to be secured for each of these projects. Consequently, our guarantees are outstanding for each of these projects.

              The following table sets forth information as of December 31, 2003 regarding our guarantees of Kan Am's unpaid construction period preference in each joint venture in which Kan Am was a partner as of December 31, 2003:

Project	Kan Am's Construction Period Preference
(in thousands)
Colorado Mills	$331.0
Discover Mills	535.0
Meadowlands Xanadu	540.0
Pittsburgh Mills	663.8
St. Louis Mills	873.4

Kan Am does not guaranty any portion of the construction loan for any project. We are the sole guarantor of the construction loan at each of these projects.

Other Kan Am transactions

              An affiliate of Kan Am owns the office building in which our executive offices are located. During 2003, we paid this Kan Am affiliate approximately $3.2 million in rental payments for the office space.

              During 2003, Kan Am acted as our disbursing agent and provided other related services with respect to certain of our unitholders who received their units in distribution transactions from Kan Am and its affiliated entities. Specifically, Kan Am assisted us in making quarterly partnership distributions, redeeming partnership units, preparing certain tax forms, communicating with our German partners, and interfacing with our German unitholders on day-to-day matters. We did not pay Kan Am any fees nor did we reimburse Kan Am for any expenses incurred in connection with the services performed during 2003. However, we and Kan Am are currently negotiating a services agreement pursuant to which Kan Am will continue to provide these services to us. Once the agreement is finalized, we expect to pay a fee and reimburse reasonable out-of-pocket expenses to Kan Am for services performed during 2003 and to date in 2004 as well as for services to be rendered in future years. We anticipate that the fees will be in accordance with market terms and that the services agreement will be approved by TMC's Board of Directors with Messrs. Braithwaite, von Boetticher and von Perfall, who are affiliated with Kan Am, abstaining from voting on the matter.

              In January 2003, Kan Am Capital, Inc. transferred 17,064 of our limited partnership units, representing all of its interests in us, and nominal cash consideration to us for 17,064 shares of TMC's common stock, valued at approximately $476,000 (based on the closing price of TMC's common stock on January 16, 2002, which was $27.91). The transaction is intended to qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code. TMC also granted Kan Am registration rights to require it to register the resale of shares of TMC's common stock by Kan Am and certain other affiliates that it issued to Kan Am in connection with this transaction.

              In August 2003, we conveyed a 6.375% partnership interest in each of the entities that owns Arundel Mills, Concord Mills and Grapevine Mills projects to Kan Am for $28.1 million in cash. This transaction was approved by TMC's Board of Directors, with Messrs. Braithwaite, von Boetticher and von Perfall abstaining from voting.

              In December 2003, we conveyed an approximately 50% partnership interest in the Great Mall of the Bay Area, which is also known as Milpitas Mills, to Kan Am Grund Kapitalanlagegesellschaft mbH, a German open-end fund that is an affiliate of Kan Am, for total consideration of $136.5 million consisting of $47.2 million in cash and $89.3 of allocable partnership debt. This transaction was approved by a special committee appointed by TMC's Board of Directors that consisted of independent directors.

              In March 2004, we conveyed an approximately 50% partnership interest in Opry Mills to Kan Am Grund Kapitalanlagegesellschaft mbH for total consideration of $158.1 million consisting of $68.9 million in cash and $89.2 of allocable partnership debt. An additional $5.3 million was paid by Kan Am Grund Kapitalanlagegesellschaft mbH as its pro rata share of funds needed to terminate a swap agreement associated with the mortgage on the property. This transaction was approved by TMC's Board of Directors with Messrs. Braithwaite, von Boetticher and von Perfall, who are affiliated with Kan Am, abstaining from voting on the matter.

Indebtedness of Management

              In April 2002, we loaned to Mr. Parent $82,208, which was used to pay the withholding taxes associated with the vesting of shares of our restricted common stock held by Mr. Parent. The loan had a term of one year, bore interest at a rate of 6% annually and matured in April 2003. The largest amount of the loan outstanding was $87,545. Mr. Parent fully repaid the loan at maturity in April 2003.

Item 8. Legal Proceedings.

        We do not believe that there are any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our properties is subject.

              On March 27, 2003, Hartz Mountain Industries, Inc. filed a lawsuit in the Superior Court of New Jersey, Law Division, for Bergen County, seeking to enjoin NJSEA from entering into a contract with Mack-Cali Realty Corporation and us for the redevelopment of the Continental Arena site. On May 1, 2003, the court ruled that no injunction should be issued and that Hartz Mountain would be required to exhaust its administrative remedies through a protest filed with the NJSEA before bringing the issue to court. Hartz Mountain has appealed the court's order. On September 10, 2003, the NJSEA ruled against Hartz Mountain and Westfield America, Inc., which had also protested the NJSEA's decision, in separate protest hearings filed by them. Hartz Mountain, Westfield and four taxpayers have each filed appeals from the action taken by the NJSEA. In January 2004, Hartz Mountain and Westfield also appealed the NJSEA's approval and execution of the Redevelopment Agreement with Mack-Cali and us. All of these cases are now pending unresolved in the Superior Court of New Jersey, Appellate Division. We believe that our proposal fully complied with applicable laws and the request for proposals and that the NJSEA acted properly in entering into the Redevelopment Agreement with us, and we plan to vigorously enforce our rights concerning this project. We do not believe that these lawsuits will have any material effect on our ability to develop the project.

Item 9. Market Price of and Distributions on the Registrant's Common Equity and Related Security holder Matters.

              There is no established public trading market for our common units of limited partnership interest. As of March 23, 2004, there were 1,663 holders of record of our common units, including TMC. We do not have outstanding options, warrants or other securities to purchase, or that are common units that could be sold pursuant to Rule 144 under the Securities Act of 1993, or that we have agreed to register under the Securities Act for sale by holders of our common units, and there were no common units that are being, or have been publicly proposed to be, publicly offered by us.

              The following table sets forth, for each quarterly period during the last two years, distributions per common unit of limited partnership interest that we paid.

2003	Distributions
First Quarter	$0.5475
Second Quarter	0.5650
Third Quarter	0.5650
Fourth Quarter	0.5650

$2.2425

2002
First Quarter	$0.5325
Second Quarter	0.5475
Third Quarter	0.5475
Fourth Quarter	0.5475

$2.1750

              In February 2004, TMC's board of directors approved an increase in its quarterly dividend rate to $0.595 per share of common stock commencing with its dividend for the first quarter of 2004 which is payable in May 2004. As a result, TMC also increased our quarterly distribution rate to $0.595 per common unit commencing at the same time. Our ability to make distributions depends on a number of factors, including net cash provided by operating activities, financial condition, capital commitments, debt repayment schedules and other factors.

              We currently intend to continue to make regular quarterly distributions to holders of our common units. Any future distributions will be declared at the discretion of TMC's board of directors of and will depend on our actual cash flow, TMC's financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, and such other factors as TMC's board of directors may deem relevant.

Equity Compensation Plan Information

              The following table sets forth certain information regarding TMC's equity compensation plans as of December 31, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plan approved by stockholders (1)	1,829,030	$22.55	151,333
Equity compensation plan not approved by stockholders (1)	289,512	18.42	1,208,050

Total	2,118,542	$21.98	1,359,383

(1)
We have only one equity compensation plan that has been approved by our stockholders, our Amended and Restated 1994 Executive Equity Incentive Plan, and only one equity compensation plan that has not been approved by our stockholders, our 1999 Stock Option Plan. We do not award any restricted common stock awards or grant stock options to our senior officers under the 1999 Stock Option Plan.

              TMC's Board of Directors adopted the 1999 Stock Option Plan in February 1999 to promote a greater identity of interests between our employees and TMC's stockholders. The 1999 Stock Option Plan, a copy of which is incorporated by reference as an exhibit to this registration statement on Form 10, provides that:

  •
  TMC may issue an aggregate of 2,500,000 shares of our common stock, some of which have already been issued;

  •
  TMC may issue either restricted stock or options to purchase its common stock, provided that TMC may not grant more than 500,000 restricted common stock and the exercise price of the options granted may not be less than the fair market value at the time of the grant; and

  •
  the specific vesting schedule, option periods and other terms of the option grants and restricted stock awards will be determined by TMC's Executive Compensation Committee and reflected in the award agreements to be executed at the time of the applicable grant or award; provided, however, that the option period may not be for more than ten years from the date of grant.

              The 1999 Stock Option Plan terminates in February 2009, provided that in the event that TMC's 2004 Stock Incentive Plan is approved by TMC's stockholders at its 2004 annual meeting, TMC intends to cease making grants or awards under the 1999 Stock Option Plan.

              TMC's Amended and Restated 1994 Executive Equity Incentive Plan expired in April 2004. As of April 2, 2004, under our 1994 Executive Equity Incentive Plan and 1999 Stock Option Plan, TMC had outstanding 1,444,000 options to purchase TMC's common stock at a weighted average exercise price of $21.68 per share and 438,612 shares of unvested restricted common stock.

Item 10. Recent Sales of Unregistered Securities.

              Each time TMC issues any capital stock, it contributes the proceeds from such issuance to us in exchange for an equal number of our partnership units that have substantially similar economic terms. As a result, in connection with the issuance by TMC of its common and preferred stock pursuant to its employee benefit plans and underwritten, private placements and other public offerings in the last three years, we have issued partnership units to TMC. In addition, from time to time as contemplated in our partnership agreement, our common unitholders (other than TMC) have requested the redemption of their units and TMC, as our general partner, has elected to redeem such units for shares of common stock. Listed below are summaries of these transactions and other issuances of units of limited partnership interest in private placements exempt from registration under Section 4(2) or in exempt transactions under Section 3(a)(9) of the Securities Act:

  •
  As of March 23, 2004, TMC had issued an aggregate of 5,316,485 shares of its common stock pursuant to its 1999 Stock Option Plan and its Amended and Restated 1994 Executive Equity Incentive Plan. In connection with such issuance, we issued an equivalent number of common units to the Company, for an aggregate of 5,316,485 units, as required under our partnership agreement.

  •
  In November and December 2003, TMC sold an aggregate of 2,105,000 shares of its 8.75% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, in a public offering at $26.24 per share. The net proceeds of approximately $55.2 million were contributed to us in exchange for 2,105,000 of our 8.75% Series E Cumulative Redeemable Preferred Units, as required under our partnership agreement.

  •
  In May 2003, TMC sold an aggregate of 6,440,000 shares of our 8.75% Series E Cumulative Redeemable Preferred Stock, par value $0.01 per share, in an underwritten public offering at $25.00 per share. The net proceeds of approximately $155.6 million were contributed to us in exchange for 6,440,000 of our 8.75% Series E Cumulative Redeemable Preferred Units, as required under our partnership agreement.

  •
  In March 2003, we sold an aggregate of 400,000 of our 8.75% Series D Cumulative Redeemable Preferred Units, par value $0.01 per unit, in a private placement to two investors at a purchase price of $25.00 per unit, for aggregate proceeds of $10.0 million, pursuant to an exemption from registration available under Regulation D of the Securities Act.

  •
  In January 2003, TMC sold 100,000 shares of its 9% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, in a public offering at $25.23 per share. The net proceeds of approximately $2.5 million were contributed to us in exchange for 100,000 of our 9% Series C Cumulative Redeemable Preferred Units, as required under our partnership agreement.

  •
  In December 2002, TMC sold an aggregate of 3,400,000 shares of its 9% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share, in an underwritten public offering at $25.00 per share. The net proceeds of approximately $81.8 million were contributed to us in exchange for 3,400,000 of our 9% Series C Cumulative Redeemable Preferred Units, as required under our partnership agreement.

  •
  In December 2002, TMC sold an aggregate of 4,000,000 shares of its common stock, par value $0.01 per share, in an underwritten public offering underwritten by Salomon Smith Barney at $29.00 per share. The net proceeds of approximately $114.9 million were contributed to us in exchange for 4,000,000 of our common units, as required under our partnership agreement.

  •
  In October 2002, TMC sold an aggregate of 4,300,000 shares of its 9% Series B Cumulative Preferred Stock, par value $0.01 per share, in an underwritten public offering at $25.00 per share. The net proceeds of approximately $104.1 million were contributed to us in exchange for 4,300,000 of our 9% Series B Cumulative Redeemable Preferred Units, as required under our partnership agreement.

  •
  In May 2002, TMC sold an aggregate of 7,500,000 shares of its common stock, par value $0.01 per share, in an underwritten public offering at $27.25 per share. The net proceeds of approximately $202.5 million were contributed to us in exchange for 7,500,000 of our common units, as required under our partnership agreement.

  •
  In February 2002, TMC sold an aggregate of 1,818,179 shares of its common stock, par value $0.01 per share, in two public offerings at $27.50 per share. The net proceeds of approximately $47.0 million were contributed to us in exchange for 1,818,179 of our common units, as required under our partnership agreement.

  •
  In August 2001, TMC sold an aggregate of 4,025,000 shares of its common stock, par value $0.01 per share, in an underwritten public offering at $24.00 per share. The net proceeds of approximately $90.8 million were contributed to us in exchange for 4,025,000 of our common units, as required under our partnership agreement.

  •
  In April and May of 2001, TMC sold an aggregate of 750,000 shares of its Series A Cumulative Convertible Preferred Stock, par value $.01 per share, in a private placement to iStar Preferred Holdings Inc., pursuant to an exemption from registration available under Regulation D of the Securities Act. The net proceeds of approximately $69.3 million were contributed to us in exchange for 750,000 of our Series A Cumulative Convertible Preferred Units. As of March 23, 2004, all shares of our Series A Cumulative Convertible Preferred Units were converted into common units. Such conversion of preferred units into common units was exempt from the registration requirements of the Securities Act under Section 3(a)(9).

Item 11. Description of Registrant's Securities to be Registered.

              The material terms of the common units, including a summary of certain provisions of our limited partnership agreement, as amended, are set forth below. The following description of the terms and provisions of our common partnership units and certain other matters are only a summary and are subject to and qualified in their entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the "Act") and our partnership agreement. A copy of our partnership agreement is incorporated by reference as an exhibit from TMC's annual report on Form 10-K.

              We have designated two classes of limited partnership units—common units and preferred units. As of March 23, 2004, we had outstanding 64,110,687 common units of limited partnership interests and 16,745,000 preferred units of limited partnership interests. The following is a discussion of our common limited partnership units only.

General

              We hold all of the assets of, and conduct all of the operations of, TMC. As of March 23, 2003, our general partner held approximately 79.63% of our common units. One percent (1%) of the aggregate number of units outstanding of all classes is required to be held by our general partner as a general partner interest. The balance of the interest held by our general partner is in the form of units as a limited partner. Holders of units (other than TMC in its capacity as our general partner) hold limited partner interests in us, and all holders of units (including TMC in its capacity as our general partner) are entitled to share in our cash distributions and our profits and losses on a pro rata basis. Each common unit receives distributions in the same amount as dividends paid on each share of common stock. Holders of units have the rights to which limited partners are entitled under our partnership agreement and the Act. The units have not been registered pursuant to the federal or state securities laws and have not been listed on any exchange or quoted on any national market system. Our partnership agreement restricts the transfer of units, as described below.

Purposes, Business and Management

              Our purpose is to conduct any business that may lawfully be conducted by a limited partnership organized pursuant to the Act, provided that such business must be conducted in a manner that permits TMC to be qualified as a REIT under the Code, unless our general partner in its absolute and sole discretion elects not to qualify as a REIT. We are authorized to perform any and all acts for the furtherance of our purposes and business, provided that we may not take, or refrain from taking, any action which, in the judgment of our general partner, (a) could adversely affect our general partner's ability to continue to qualify as a REIT, (b) could subject our general partner to any additional taxes under Section 857 or Section 4981 of the Code, or (c) could violate any law or regulation of any governmental body or agency having jurisdiction over us or our subsidiaries.

              Our general partner has the exclusive power and authority to conduct our business subject to the consent of the limited partners in certain limited circumstances discussed below. No limited partner may take part in the operation, management or control of our business by virtue of being a holder of units.

Ability of the General Partner to Engage in Other Business; Conflicts of Interest

              Our general partner may not conduct any business other than our business. Other persons (including officers, directors, employees, agents and other affiliates of our general partner) are not prohibited under our partnership agreement from engaging in other business activities and will not be required to present any business opportunities to us. However, our general partner, on our behalf, has adopted certain policies and entered into certain agreements with its affiliates and our affiliates regarding avoidance of conflicts of interest.

Distributions; Allocations of Income and Loss

              Our partnership agreement provides for the quarterly distribution of "Net Cash Flow" generated during that quarter, as determined in the manner provided in our partnership agreement, to our general partner and our limited partners in proportion to their percentage interests in us, subject to distribution preferences for the holders of our preferred units (including our general partner, as the holder of preferred units issued in connection with the preferred stock of our general partner). "Net Cash Flow" is generally defined as net income plus depreciation and other adjustments and minus reserves, principal payments on debt and capital expenditures and other adjustments. Neither our general partner nor our limited partners, as holders of units, are entitled to any preferential or disproportionate distributions of Net Cash Flow. The Partnership Agreement generally provides for an allocation of gross income or gain to the holders of preferred units, including our general partner, to the extent necessary to reflect and preserve the economic rights associated with such preferred units, then an allocation of remaining profits, first, to make up previous losses, then, second, to the holders of units in accordance with their respective percentage interests in us. Net losses are generally allocated first among the holders of units in accordance with their respective percentage interests as holders of units, second to those limited partners other than our general partner who hold preferred units, third, to our general partner as holder of preferred units issued in connection with the issuance of preferred stock of our general partner, and, fourth, to our general partner, provided that any net losses that would have the effect of creating a deficit balance in a limited partner's capital account as specially adjusted for such purpose will be allocated to our general partner.

Borrowings by the Operating Partnership

              Our general partner is authorized to cause us to borrow money and to issue and guarantee debt as it deems necessary for the conduct of our activities. Such debt may be secured by mortgages, deeds of trust, liens or encumbrances on our properties or the properties of our subsidiaries. Our general partner also may cause us to borrow money to enable us to make distributions in an amount sufficient to permit our general partner, so long as is qualifies as a REIT, to maintain its qualification as a REIT and to avoid the payment of federal income tax on retained taxable income.

Reimbursement of General Partner; Transactions with the General Partner and its Affiliates

              Our general partner does not receive any compensation for its services as our general partner. However, our general partner does have the same right to allocations and distributions as our other partners. In addition, we reimburse our general partner for all expenses it incurs relating to its ongoing operations and any issuances of additional units or capital stock. Except as expressly permitted by our partnership agreement, our general partner and its affiliates may not engage in any transactions with us except on terms that are fair and reasonable and no less favorable to us than those that would be obtained from an unaffiliated third party.

Liability of General Partner and Limited Partners

              Our general partner is liable for all of our general recourse obligations to the extent not paid by us. Our general partner is not liable for our nonrecourse obligations.

              Our limited partners are not required to make additional contributions to us. Assuming that a limited partner does not take part in the control of our business and otherwise acts in conformity with the provisions of our partnership agreement, and subject to certain limited exceptions (e.g., with respect to withholding funds to pay required taxes on amounts distributable or allocable to the limited partners), the liability of the limited partner for our obligations under our partnership agreement and the Act is limited generally to the loss of such limited partner's investment in us represented by such limited partner's units. Furthermore, no amendment to our partnership agreement is permitted to convert a limited partnership interest into a general partnership interest without the approval of our general partner and the holders of a majority of our units.

Exculpation and Indemnification of the General Partner

              Our partnership agreement generally provides that our general partner will incur no liability to us or any limited partner for any act or omission if it carries out its duties in good faith on our behalf and in a manner reasonably believed to be (a) within the scope of the authority granted to it in our partnership agreement and (b) in our best interest. In addition, our general partner is not responsible for any misconduct or negligence on the part of any of its agents, provided it appointed such agent in good faith. Our general partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by it, and any action our general partner takes or omits to take in reliance upon the opinion of such persons, as to matters that it reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

              Our partnership agreement also provides for indemnification of our general partner, its directors and officers, and such other persons as it may from time to time designate as agents against any losses, claims, damages, liabilities, expenses (including reasonable attorneys' fees), judgments, fines, settlements and any other amounts arising out of or in connection with any claims, demands, actions, suits, or proceedings (civil, criminal or administrative) relating to or resulting (directly or indirectly) from our operations to the fullest extent permitted under the Act.

Sales of Assets

              Under our partnership agreement, our general partner generally has the exclusive authority to determine whether, when and on what terms our assets will be sold.

Removal of the General Partner; Transfer of the General Partner's Interest

              Our partnership agreement provides that the limited partners may not remove TMC as our general partner. Our general partner may not transfer any of its general partner interest except as specified in our partnership agreement.

Restrictions on the Transfer of Units by Limited Partners

              Limited partners are prohibited, subject to certain exceptions, from transferring all or any portion of their units without (a) obtaining the prior written consent of our general partner, which consent may be withheld in its sole and absolute discretion, and (b) meeting certain other requirements set forth in our partnership agreement. Notwithstanding these restrictions, limited partners are permitted to transfer all or a portion of their units to (i) a parent or parents, spouse, natural or adopted descendant or descendants, spouse of such descendant, or brother or sister; (ii) a corporation controlled by a person or persons named in (i) above; or (iii) if the limited partner is an entity, its beneficial owners; unless, in the reasonable judgment of our general partner, such transfer would cause (or have the potential to cause) our general partner to lose its REIT status. In addition, the executor, administrator, trustee, guardian, receiver or conservator of a limited partner's estate shall succeed to the rights of the limited partner for the purpose of settling the affairs of such limited partner. Limited partners may dispose of their units by exercising their rights to have their units redeemed for cash or for common stock, at the option of our general partner. See "Redemption of Units" below. Upon transfer of all of a limited partner's units, such limited partner shall cease to be a limited partner.

Issuance of Additional Limited Partnership Interests

              Our general partner is authorized, without the consent of the limited partners, to cause us to issue additional units to it, to the limited partners or to other persons for such consideration and on such terms and conditions as it deems appropriate. If additional units are issued to our general partner, then it must issue additional common stock and must contribute to us the entire proceeds received by it from such issuance. In addition, our general partner may cause us to issue to it additional partnership interests in different series or classes, which may be senior to the units, in conjunction with an offering of TMC's securities having substantially similar rights, in which the proceeds thereof are contributed to us. Consideration for additional partnership interests may be cash or any property or other assets permitted by the Act. Our general partner will also cause us to issue additional units upon the exercise of the options granted or restricted stock awarded pursuant to TMC's equity compensation plans. No limited partner has preemptive, preferential or similar rights with respect to additional capital contributions to us or the issuance or sale of any partnership interests therein.

Meetings; Voting

              Meetings of the partners may be called only by our general partner, on its own motion. Limited partners may vote either in person or by proxy at meetings. Any action that is required or permitted to be taken by our limited partners may be taken either at a meeting of the partners or without a meeting if consents in writing setting forth the action so taken are signed by partners owning not less than the minimum units that would be necessary to authorize or take such action at a meeting of the partners at which all partners entitled to vote on such action were present. On matters on which limited partners are entitled to vote, each limited partner (including our general partner to the extent it holds limited partnership units) will have a vote equal to the number of our units such limited partner holds. Our partnership agreement does not provide for annual meetings of the limited partners and we do not anticipate our general partner calling such meetings.

Amendment of Our Partnership Agreement

              Amendments to our partnership agreement may be proposed only by our general partner. Generally, our partnership agreement may be amended by our general partner without the consent of the limited partners. Certain amendments that affect the fundamental rights of a limited partner (e.g., the limited liability of a limited partner, the limited partner's redemption right, the right to receive distributions and certain other matters) must be approved by our general partner and the holders of a majority of the limited partner units (including those held by our general partner).

Dissolution, Winding Up and Termination

              Our partnership will continue until December 31, 2093, unless sooner dissolved and terminated. Our partnership will be dissolved prior to the expiration of its term and our affairs wound up upon the occurrence of the earliest of the following: (a) an election to dissolve our partnership is made in writing by the general partner; (b) withdrawal of our general partner without the permitted transfer of its interest to a successor general partner (except in certain limited circumstances); (c) the sale or other disposition of all or substantially all of our assets and properties; or (d) the entry of a decree of judicial dissolution of our partnership pursuant to the provisions of the Act.

Redemption of Common Units

              Each holder of common units may, subject to certain limitations, require that we redeem such holder's units, by delivering a notice to us. Upon redemption, such holder will receive, at our option, with respect to each unit tendered, either (a) cash in an amount equal to the market value of one share of TMC common stock of our general partner (subject to certain anti-dilution adjustments) or (b) one share of TMC common stock of our general partner. The market value of the common stock for this purpose will be equal to the average of the closing trading price of the common stock (or substitute information, if no such closing price is available) for the ten consecutive trading days immediately before the day on which the redemption notice was received by us.

              In lieu of us redeeming holders, TMC has the right to assume directly and satisfy the redemption right of a holder described in the preceding paragraph. We anticipate that TMC generally will elect to assume directly and satisfy any redemption right exercised by a holder through the issuance of shares of its common stock (which we refer to below as the redemption shares), whereupon TMC will acquire the units being redeemed and will become the owner of such redeemed units. Such an acquisition by TMC will be treated as a sale of the units to it for federal income tax purposes. Upon redemption, such holder's right to receive distributions with respect to the units redeemed will cease (except for distributions payable after the date of redemption but for which the record date precedes the date of redemption) and such holder will cease to be a limited partner of ours as to those units redeemed. However, if such units are exchanged for redemption shares, the holder will have rights as a stockholder of TMC from the time of such holder's acquisition of the redemption shares.

              A holder must notify TMC of such holder's desire to require us to redeem units by sending a notice in the form attached as an exhibit to our partnership agreement, a copy of which is available from TMC. A holder must request the redemption of at least 100 units or an integral multiple thereof (or all of the units held by such holder, if such holder owns less than 100 units). A notice of redemption must be furnished during the 30-day periods immediately following the filing with the SEC by TMC of its annual report on Form 10-K or quarterly reports on Form 10-Q, or during such periods as TMC may otherwise determine. The redemption generally will occur on the seventh business day after the notice is delivered by the holder, except that no redemption can occur if the delivery of redemption shares would be prohibited under the provisions of TMC's certificate of incorporation designed to protect its qualification as a REIT or applicable law.

Description of Our Preferred Units

              Of our preferred units currently issued and outstanding, we had classified, designated and issued the following series and number of preferred units:

  •
  4,300,000 9% Series B cumulative redeemable preferred partnership units, all of which are currently outstanding;

  •
  3,500,000 9% Series C cumulative redeemable preferred partnership units, all of which are currently outstanding;

  •
  400,000 8.75% Series D cumulative redeemable preferred partnership units, all of which are currently outstanding; and

  •
  8,545,000 8.75% Series E cumulative redeemable preferred partnership units, all of which are currently outstanding.

              We refer to the Series B, C, D and E cumulative redeemable preferred partnership units, and any other additional classes or series of our preferred partnership units, collectively as our preferred units. All of our preferred units except for the Series D preferred units are currently held by TMC. In each case, the preferred units have terms that substantially mirror the economic terms of the corresponding series of TMC's preferred stock of our general partner.

              Our preferred units rank senior to our common units as to the payment of distributions and the distribution of assets in the event of our liquidation, dissolution or winding up. This means that prior to declaring, paying or setting aside for payment any distributions (including distributions out of our assets in case of liquidation, dissolution or winding up) to our common unitholders, we are required to declare, pay or set aside, as the case may be, all accumulated but unpaid distributions to our preferred unitholders, including TMC. Our preferred units earn a fixed rate of return (ranging from 8.75% for our Series D and Series E preferred units to 9% for our Series B and C preferred units) on an annual and cumulative basis based on a liquidation preference of $25.00 per unit. These distributions accrue and are cumulative from the date of the original issuance of the respective series of preferred units and are payable quarterly in arrears on the same day as the payment of dividends by TMC on its preferred stock. However, holders of our preferred units are not entitled to any distribution, whether payable in cash, property or partnership units, in excess of full cumulative distributions on the preferred units as described above.

              Upon any voluntary or involuntary liquidation, dissolution or winding-up of our affairs, the holders of our preferred units are entitled to be paid out of our assets legally available for distribution to our unitholders a liquidation preference of $25.00 per preferred unit, plus an amount equal to any accrued and unpaid distributions to the date of payment (whether or not declared), before any distribution or payment may be made to our common unitholders. Our consolidation or merger, or the consolidation or merger of TMC, with or into any other partnership, corporation, trust, limited liability company or other entity, or the sale, lease or conveyance of all or substantially all of our property or business is not deemed to constitute our liquidation, dissolution or winding-up.

              The Series B, C and E preferred units are not convertible into or exchangeable for any of our other property or securities. However, our Series D preferred units are exchangeable for, on a one-for-one basis, shares of TMC's Series D preferred stock, which preferred stock has substantially identical economic and other terms as our Series D preferred units.

              In the event that the general partner redeems or repurchases any shares of Series B, C or E preferred stock or any shares of Series D preferred stock that are issued upon the exchange of Series D preferred units as described above, we will concurrently redeem an equivalent number of preferred units of the corresponding series held by TMC for consideration equal to the consideration payable by TMC upon such redemption or repurchase. Any preferred units so redeemed may be reissued TMC at such time as TMC reissues a corresponding number of shares of preferred stock of the corresponding series, in exchange for the contribution by the general partner to us of the proceedings of such reissuance.

              TMC does not have any voting rights as the holder of our Series B, C and E preferred units except as provided by applicable law. Our Series D preferred unit holder does not have voting rights, except as provided by applicable law and in limited circumstances.

Item 12. Indemnification of Directors and Officers.

              We are managed by TMC, our sole general partner. Under Section 145 of the Delaware General Corporation Law (the "Delaware Corporation Law"), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses (including attorneys' fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The Delaware Corporation Law provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in (or not opposed to) the best interest of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the Delaware Law does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

              TMC's certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the maximum extent permitted by the Delaware Corporation Law. TMC has obtained directors and officers liability insurance.

              TMC has entered into indemnification agreements with each of its directors, some of whom are also its officers. Under these agreements, TMC has agreed to indemnify its directors to the fullest extent permitted by law for damages and expenses incurred in connection with actual or threatened legal proceedings related to the indemnified party's service to TMC. TMC is obligated under these agreements to advance certain expenses to the indemnified parties as they are incurred, subject to reimbursement if it is subsequently determined that the indemnified party was not entitled to indemnification. TMC is also obligated to pay expenses incurred by an indemnified party in establishing a right to indemnification under the respective indemnification agreement. Although the indemnification agreements offer substantially the same scope of coverage afforded by TMC's certificate of incorporation and bylaws, the agreements provide greater assurance to indemnified parties that indemnification will be available, because, as contracts, they cannot be modified unilaterally by TMC's board of directors or by the stockholders to alter, limit or eliminate the rights they provide to the indemnified parties.

              Insofar as indemnification for liabilities arising under the Securities Act may be permitted to TMC's directors and officers pursuant to the foregoing provisions or otherwise, TMC has been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable. In addition, indemnification may be limited by state securities laws.

              Our partnership agreement also provides for similar indemnification of TMC, in its capacity as our sole general partner, and TMC's officers and directors, to the maximum extent provided by the Delaware Revised Uniform Limited Partnership Act.

Item 13. Financial Statements and Supplementary Data.

              The financial statements and supplementary data included in this registration statement on Form 10 are listed under Item 15(a).

Item 14. Changes in and Disagreements with Accountants and Accounting and Financial Disclosure.

              None.

Item 15. Financial Statements and Exhibits.

              (a) Financial Statements

Consolidated Statement of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-26
Financial Statement Schedules	F-27
Schedule III — Real Estate and Accumulated Depreciation
Notes to Schedule III

              (b) Exhibits:

Exhibit No.	Exhibit Item
3.1	Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 21, 1994 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Registration Statement on Form S-3 (No. 333-109331), which Registration Statement was declared effective by the SEC on January 9, 2004).
3.2
First Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 27, 2001 (incorporated by reference to Exhibit 10.3A of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.3
Second Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 11, 2001, (incorporated by reference to Exhibit 10.3B of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.4
Third Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of October 9, 2002 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 20, 2002).
3.5
Fourth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of December 17, 2002 (incorporated by reference to Exhibit 10.1D of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.6
Fifth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of March 26, 2003 (incorporated by reference to Exhibit 10.1E of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.7
Sixth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 5, 2003 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
3.8
Amended and Restated Certificate of Incorporation of The Mills Corporation, as amended by First Amendment to Amended and Restated Certificate of Incorporation of The Mills Corporation (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.9	Amended and Restated Bylaws of The Mills Corporation (incorporated by reference to Exhibit 3.2 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2001).
3.10
Certificate of Designations designating The Mills Corporation's 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on October 8, 2002).
3.11
Certificate of Designations designating The Mills Corporation's 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2002).
3.12
Certificate of Increase of Authorized Number of Shares of 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.3 of The Mills Corporation's Current Report on Form 8-K filed on January 22, 2003).

3.13
Certificate of Designations designating The Mills Corporation's 8.75% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.7 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.14
Certificate of Designations designating The Mills Corporation's 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on May 5, 2003).
3.15
Certificate of Increase of Authorized Number of Shares of 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on October 7, 2003).
3.16
Certificate of Increase of Authorized Number of Shares of 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Current Report on Form 8-K filed on November 5, 2003).
3.17
Certificate of Decrease of Authorized Number of Shares of 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
4.1
Specimen Common Stock Certificate of The Mills Corporation (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.2
Form of certificate evidencing 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on October 8, 2002).
4.3
Form of certificate evidencing 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2002).
4.4
Form of certificate evidencing 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on May 5, 2003).
4.5
Non-affiliate Registration Rights and Lock-up Agreement (incorporated by reference to Exhibit 4.3 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.6
Affiliate Registration Rights and Lock-up Agreement (incorporated by reference to Exhibit 4.4 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.7
Amendment No. 1 to the Registration Rights and Lock-up Agreement, effective as of February 24, 2003, by and between The Mills Corporation and the other signatories thereto (incorporated by reference to Exhibit 4.7A of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
4.8
Registration Rights Agreement, dated as of March 26, 2003, by and among The Mills Corporation, Ward W. Woods and Nebris Corporation (incorporated by reference to Exhibit 4.10 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).

4.9
Registration Rights Agreement, dated as of October 31, 2001, by and among The Mills Corporation and Kan Am USA XIII Limited Partnership (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
4.10
Agreement Regarding Ownership Limit Waiver Agreement, dated October 2, 2002, between The Mills Corporation and Cohen & Steers Capital Management Inc. (incorporated by reference to Exhibit 4.12 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
4.11
Ownership Limit Waiver Agreement, dated May 14, 2002, between The Mills Corporation, Kan Am Limited Partnership and the other Kan Am affiliates named therein (incorporated by reference to Exhibit 4.13 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
10.1
Form of Employee Non-Compete/Employment Agreements (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.2
Form of Noncompetition Agreement between The Mills Corporation, The Mills Limited Partnership and each of Kan Am and the Kan Am Partnerships (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.3
Form of Noncompetition Agreement with Kan Am Directors (incorporated by reference to Exhibit 10.6 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.4
Form of Indemnification Agreement between The Mills Corporation and each of its Directors (incorporated by reference to Exhibit 10.23 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.5
Employment Contract effective as of April 1, 2000 by and between Laurence C. Siegel and The Mills Corporation (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.6
Amended and Restated Revolving Credit Agreement, dated as of June 26, 2003, by and among The Mills Limited Partnership and certain financial institutions named therein (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.7
Purchase and Sale Agreement, dated as of April 29, 2002, by and among The Mills Limited Partnership, Simon Property Group, L.P., M.S. Management Associates, Inc. Simon Property Group (Texas), L.P., and SPG Realty Consultants, L.P. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on May 1, 2002).
10.8
Purchase and Sale Agreement, dated as of December 6, 2002, by and among The Cadillac Fairview Corporation Limited,; Cadillac Fairview U.S., Inc.; CF Broward Mall, Inc., CF Dover Mall L.P., CF Esplanade L.P., CF Northpark L.P., CF Galleria at White Plains, L.P., CF Cobb Associates, CF Gwinnett Associates, CFN, Inc., Cadillac Fairview Shopping Center Properties (Mississippi) Inc., Cadillac Fairview Shopping Center Properties (Louisiana) Inc., Cadillac Fairview Shopping Center Properties (New York) Inc., Cadillac Fairview Shopping Center Properties (Georgia) Inc. and The Mills Limited Partnership (the"Cadillac Purchase and Sale Agreement") (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on February 11, 2003).

10.9
Amendment to the Cadillac Purchase and Sale Agreement, dated as of January 31, 2003 (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Current Report on Form 8-K filed on February 11, 2003).
10.10#
The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of The Mills Corporation's Registration Statement on Form S-8 (no. 333-81863), which Registration Statement was filed with the SEC and automatically declared effective on June 29, 1999).
10.11#
The Mills Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 99.3 of The Mills Corporation's Registration Statement on Form S-8 (no. 333-81865), which Registration Statement was filed with the SEC and automatically declared effective on June 29, 1999).
10.12#
Amendment No. 1 to The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan. (incorporated by reference to Exhibit 10.18 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.13#
Amendment No. 2 to The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.14#	Amendment No. 1 to The Mills Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 10.20 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.15
Purchase Agreement, dated January 22, 2003, between The Mills Corporation and Scudder RREEF Real Estate Fund, Inc. (incorporated by reference to Exhibit 1 of The Mills Corporation's Current Report on Form 8-K filed on January 22, 2003).
10.16
Purchase Agreement, dated October 7, 2003, between The Mills Corporation and Scudder RREEF Real Estate Fund II, Inc. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on October 7, 2003).
10.17
Purchase Agreement, dated November 4, 2003, between The Mills Corporation, ING Clarion Real Estate Income Fund and Clarion CRA Securities, L.P. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on November 5, 2003).
10.18
Purchase and Sale Agreement, dated as of May 1, 2003, among The Torrance Company, Carson-Madrona Co., The Guilford Glazer Trust of 1984 and The Mills Limited Partnership (the "Del Amo Purchase Agreement") (incorporated by reference to Exhibit 99.2 of The Mills Corporation's Current Report on Form 8-K filed on July 14, 2003).
10.19
First Amendment to the Del Amo Purchase and Sale Agreement, dated as of June 30, 2003 (incorporated by reference to Exhibit 99.3 of The Mills Corporation's Current Report on Form 8-K filed on July 14, 2003).
10.20
Agreement of Purchase and Sale, dated as of May 8, 2003, between Great Mall of the Bay Area Associates, L.P., and The Mills Limited Partnership (the "Great Mall Purchase Agreement") (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.21	Amendment to the Great Mall Purchase Agreement, dated as of June 10, 2003 (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.22
Second Amendment to the Great Mall Purchase Agreement, dated as of June 20, 2003 (incorporated by reference to Exhibit 10.3 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).

10.23
Third Amendment to the Great Mall Purchase Agreement, dated as of June 25, 2003 (incorporated by reference to Exhibit 10.4 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.24
Fourth Amendment to the Great Mall Purchase Agreement, dated as of July 18, 2003 (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.25
Fifth Amendment to the Great Mall Purchase Agreement, dated as of July 23, 2003 (incorporated by reference to Exhibit 10.6 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.26
Sixth Amendment to the Great Mall Purchase Agreement, dated as of July 25, 2003 (incorporated by reference to Exhibit 10.7 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.27
Seventh Amendment to the Great Mall Purchase Agreement e, dated as of July 31, 2003 (incorporated by reference to Exhibit 10.8 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.28
Eighth Amendment to the Great Mall Purchase Agreement, dated as of August 1, 2003 (incorporated by reference to Exhibit 10.9 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.29
Ninth Amendment to the Great Mall Purchase Agreement, dated as of August 4, 2003 (incorporated by reference to Exhibit 10.10 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.30
Assignment, assumption and acceptance, dated as of August 5, 2003, by and among The Mills Limited Partnership and the Milpitas Mills Limited Partnership (incorporated by reference to Exhibit 10.11 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.31
Redevelopment Agreement by and between the New Jersey Sports and Exposition Authority and Meadowlands Mills/Mack-Cali Limited Partnership dated December 3, 2003 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2003).
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
21.1*	List of Subsidiaries of The Mills Limited Partnership.

*
Filed herewith.
#
Represents a management contract or compensation plan, contract or arrangement.

SIGNATURES

              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2004	THE MILLS LIMITED PARTNERSHIP
	By:	THE MILLS CORPORATION, its General Partner
	By:	/s/ MARY JANE MORROW Name: Mary Jane Morrow Title: Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

THE PARTNERS
THE MILLS LIMITED PARTNERSHIP

              We have audited the accompanying consolidated balance sheets of The Mills Limited Partnership as of December 31, 2003 and 2002 and the related consolidated statements of income, partners' capital and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the management of The Mills Limited Partnership. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

              We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Mills Limited Partnership as of December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

              As discussed in the Notes to the Consolidated Financial Statements, in 2002 the Company changed its method of accounting for stock-based compensation plans, and in 2001 changed its method of accounting for certain derivative instruments.

                        /s/ ERNST & YOUNG LLP

McLean, Virginia
February 16, 2004, except for
the second paragraph of Note 16,
as to which the date is March 23, 2004
and the third paragraph of Note 16
as to which the date is April 7, 2004

THE MILLS LIMITED PARTNERSHIP
CONSOLIDATED BALANCE SHEETS
(In thousands, except per unit data)

	December 31,
	2003	2002
ASSETS
Income producing property:
Land and land improvements	$420,181	$246,273
Building and improvements	1,883,230	1,133,779
Furniture, fixtures and equipment	60,674	54,250
Accumulated depreciation and amortization	(411,100)	(344,440)

Net income producing property	1,952,985	1,089,862
Land held for investment and/or sale	12,039	11,531
Construction in progress	292,290	103,278
Real estate assets held for disposition, net	—	61,748
Investment in unconsolidated joint ventures	822,624	676,387

Net real estate and development assets	3,079,938	1,942,806
Cash and cash equivalents	15,777	79,195
Restricted cash	37,484	28,600
Accounts receivable, net	76,910	40,550
Notes receivable	25,675	23,650
Deferred costs and other intangibles, net	47,792	9,863
Other assets	11,057	24,421

TOTAL ASSETS	$3,294,633	$2,149,085

LIABILITIES AND PARTNERS' CAPITAL
Mortgages, notes, and loans payable	$2,119,314	$1,236,726
Liabilities on real estate held for disposition	—	55,620
Accounts payable and other liabilities	191,194	105,205

	2,310,508	1,397,551

Series A Cumulative Convertible Preferred Units, 750,000 shares authorized, issued and outstanding in 2002	—	75,000
Partners' capital:
9% Series B Cumulative Redeemable Preferred Units, liquidation value $25.00 per unit, 4,300,000 units authorized, issued and outstanding in 2003 and 4,600,000 units authorized and 4,300,000 units issued and outstanding in 2002	107,500	107,500
9% Series C Cumulative Redeemable Preferred Units, liquidation value $25.00 per unit, 3,500,000 units authorized, issued and outstanding in 2003 and 3,450,000 units authorized and 3,400,000 units issued and outstanding in 2002	87,500	85,000
8.75% Series D Cumulative Redeemable Preferred Units, liquidation value $25.00 per unit, 400,000 units authorized, issued and outstanding in 2003	10,000	—
8.75% Series E Cumulative Redeemable Preferred Units, liquidation value $25.00 per unit, 8,545,000 shares authorized, issued and outstanding in 2003	213,625	—
General partners capital	5,891	5,040
Limited partners capital	583,205	498,923
Accumulated other comprehensive loss	(14,772)	(14,353)
Deferred compensation	(8,824)	(5,576)

Total partners' capital	984,125	676,534

TOTAL LIABILITIES AND PARTNERS' CAPITAL	$3,294,633	$2,149,085

See Accompanying Notes to Consolidated Financial Statements

THE MILLS LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per unit data)

	Years Ended December 31,
	2003	2002	2001
REVENUES:
Minimum rent	$213,683	$119,568	$100,642
Percentage rent	5,636	2,267	1,518
Recoveries from tenants	107,716	58,123	50,975
Other property revenue	27,769	15,748	15,211
Management fee income from unconsolidated joint ventures	11,784	10,925	10,436
Other fee income from unconsolidated joint ventures	4,542	8,856	8,097

Total operating revenues	371,130	215,487	186,879

EXPENSES:
Recoverable from tenants	96,531	52,562	43,065
Other operating	12,724	6,281	5,684
General and administrative	24,666	17,736	17,352
Depreciation and amortization	89,691	48,405	36,675

Total operating expenses	223,612	124,984	102,776

	147,518	90,503	84,103
OTHER INCOME AND EXPENSE:
Equity in earnings of unconsolidated joint ventures	27,735	30,509	12,398
Gain on sale of joint venture interests	9,191	—	6,420
Interest income	11,518	7,440	4,048
Interest expense, net	(76,636)	(48,156)	(53,731)
Loss on extinguishment of debt	(550)	(1,260)	(16,624)
Other income (expense)	(1,605)	(653)	(2,307)
Foreign currency exchange gains, net	38,639	11,582	—

INCOME FROM CONTINUING OPERATIONS	155,810	89,965	34,307
Discontinued operations	128	397	403

NET INCOME	155,938	90,362	34,710
Preferred unit distributions	(28,469)	(2,555)	—

INCOME AVAILABLE TO COMMON UNITHOLDERS	$127,469	$87,807	$34,710

EARNINGS PER COMMON UNIT — BASIC:
Income from continuing operations	$2.10	$1.67	$.84
Discontinued operations	—	.01	.01

Income per common unit	$2.10	$1.68	$.85

EARNINGS PER COMMON UNIT — DILUTED:
Income from continuing operations	$2.07	$1.65	$.83
Discontinued operations	—	.01	.01

Income per common unit	$2.07	$1.66	$.84

WEIGHTED AVERAGE NUMBER OF COMMON UNITS OUTSTANDING:
Basic	60,628	52,118	41,059

Diluted	61,549	52,982	41,508

DIVIDENDS PAID PER COMMON UNIT	$2.24	$2.18	$2.12

See Accompanying Notes to Consolidated Financial Statements

THE MILLS LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
(In thousands)

	Preferred Units	General Partner	Limited Partners	Accumulated Other Comprehensive Loss	Deferred Compensation	Total	Total Comprehensive Income
BALANCES, DECEMBER 31, 2000	$—	$833	$82,466	$—	$(2,980)	$80,319
Cumulative effect of a change in accounting principle	—	—	—	(1,279)	—	(1,279)	$(1,279)
Issued for interest in Sawgrass Mills	—	269	26,673	—	—	26,942	—
Issued to TMC for:
Common stock sale proceeds	—	908	89,876	—	—	90,784	—
Exercise of stock options	—	83	8,229	—	—	8,312	—
Restricted stock issued, net	—	92	9,084	—	(9,176)	—	—
Distributions — common	—	(860)	(85,151)	—	—	(86,011)	—
Amortization of restricted stock incentive program	—	—	—	—	4,983	4,983	—
Change in fair value of cash flow hedges	—	—	—	(3,828)	—	(3,828)	(3,828)
Repurchase and retirement of common stock	—	(11)	(1,091)	—	—	(1,102)	—
Net income	—	347	34,363	—	—	34,710	34,710

BALANCES, DECEMBER 31, 2001	—	1,661	164,449	(5,107)	(7,173)	153,830	$29,603

Issued to TMC for:
Series B preferred sale proceeds	107,500	(37)	(3,686)	—	—	103,777	$—
Series C preferred sale proceeds	85,000	(32)	(3,143)	—	—	81,825	—
Common stock sale proceeds	—	3,644	360,752	—	—	364,396	—
Exercise of stock options	—	138	13,692	—	—	13,830	—
Restricted stock issued, net	—	44	4,368	—	(4,412)	—	—
Distributions:
Common	—	(1,256)	(124,438)	—	—	(125,694)	—
Preferred	—	(26)	(2,529)	—	—	(2,555)	—
Amortization of restricted stock incentive program	—	—	—	—	6,009	6,009	—
Change in fair value of cash flow hedges	—	—	—	(9,246)	—	(9,246)	(9,246)
Net income	—	904	89,458	—	—	90,362	90,362

BALANCES, DECEMBER 31, 2002	192,500	5,040	498,923	(14,353)	(5,576)	676,534	$81,116

Sale of Series D Preferred Units	10,000	—	—	—	—	10,000	$—
Issued to TMC for:
Series A preferred conversion	—	750	74,250	—	—	75,000	—
Series C preferred sale proceeds	2,500	(2)	(246)	—	—	2,252	—
Series E preferred sale proceeds	213,625	(31)	(3,139)	—	—	210,455	—
Exercise of stock options	—	172	16,994	—	—	17,166	—
Restricted stock issued, net	—	94	9,320	—	(9,414)	—	—
Distributions:
Common	—	(1,406)	(139,093)	—	—	(140,499)	—
Preferred	—	(285)	(28,183)	—	—	(28,468)	—
Amortization of restricted stock incentive program	—	—	—	—	6,166	6,166	—
Change in fair value of cash flow hedges	—	—	—	(419)	—	(419)	(419)
Net income	—	1,559	154,379	—	—	155,938	155,938

BALANCES, DECEMBER 31, 2003	$418,625	$5,891	$583,205	$(14,772)	$(8,824)	$984,125	$155,519

See Accompanying Notes to Consolidated Financial Statements

THE MILLS LIMITED PARTNERSHIP
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$155,938	$90,362	$34,710
Adjustments to reconcile net income to net cash provided by operating activities:
Net accretion of note receivable	(578)	(335)	(548)
Depreciation and amortization	89,691	48,405	36,675
Depreciation from discontinued operations	286	1,145	1,145
Amortization of finance costs	7,205	5,347	3,565
Loss on extinguishment of debt	550	1,260	16,624
Abandoned project costs	2,240	2,717	3,799
Provision for losses on accounts receivable	1,958	798	1,852
Equity in earnings of unconsolidated joint ventures	(27,735)	(30,509)	(12,398)
Gain on land sales	(1,129)	(2,500)	(153)
Gain on sale of joint venture interests	(9,191)	—	(6,420)
Gain from foreign currency exchange, net	(38,639)	(11,582)	—
Amortization of restricted stock incentive program	6,166	6,009	4,983
Changes in assets and liabilities:
Accounts receivable, net	(38,358)	(663)	(1,820)
Notes receivable	(4,280)	1,897	4,298
Other assets	(1,747)	(1,248)	5,881
Accounts payable and other liabilities	35,328	(17,716)	(1,805)

Net cash provided by operating activities	177,705	93,387	90,388

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in real estate and development assets	(175,217)	(277,122)	(168,053)
Distributions received from unconsolidated joint ventures	64,575	42,224	28,134
Proceeds from land sales	2,811	5,000	350
Proceeds from sale of joint venture interests	75,300	—	9,549
Acquisitions of income producing properties	(1,059,286)	(330,683)	—
Notes receivable	(830)	(9,778)	(8,687)
Deferred costs and other intangibles, net	(19,034)	(2,719)	(7,655)

Net cash used in investing activities	(1,111,681)	(573,078)	(146,362)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from mortgages, notes and loans payable	1,086,225	480,918	711,863
Repayments of mortgages, notes and loans payable	(269,762)	(379,003)	(706,369)
Refinancing costs	(14,386)	(5,278)	(21,321)
Change in restricted cash	(8,884)	533	(10,569)
Issuance of common units, net	—	364,396	90,784
Issuance of preferred units, net	222,662	185,602	69,343
Repurchase of common units, net	—	—	(1,102)
Distributions to unit holders	(162,463)	(111,488)	(86,038)
Proceeds from exercise of stock options	17,166	13,830	8,312

Net cash provided by financing activities	870,558	549,510	54,903

Net (decrease) increase in cash and cash equivalents	(63,418)	69,819	(1,071)
Cash and cash equivalents, beginning of year	79,195	9,376	10,447

Cash and cash equivalents, end of year	$15,777	$79,195	$9,376

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest, net of amounts capitalized	$99,388	$48,205	$54,529

Non-cash investing and financing information provided in Note 16.

See Accompanying Notes to Consolidated Financial Statements

THE MILLS LIMITED PARTNERSHIP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except unit data)

1.     ORGANIZATION

              The Mills Limited Partnership ("Company") is a Delaware limited partnership. The partnership will continue until December 31, 2093, unless sooner dissolved and terminated. The partnership will be dissolved prior to the expiration of its term and its affairs wound up upon the occurrence of the earliest of the following: (a) an election to dissolve the partnership is made in writing by the general partner; (b) withdrawal of the general partner without the permitted transfer of its interest to a successor general partner (except in certain limited circumstances); (c) the sale or other disposition of all or substantially all of the partnership's assets and properties; or (d) the entry of a decree of judicial dissolution of the partnership pursuant to the provisions of the Act.

              The Company's general partner is The Mills Corporation ("TMC"), a fully integrated, self-managed real estate investment trust ("REIT") that provides development, redevelopment, leasing, financing, management and marketing services to its properties. TMC conducts all of its business and owns all of its properties through the Company and the Company's various subsidiaries. At December 31, 2003, TMC owned a 1% general partner interest and a 77.88% limited partner interest in the Company. The Company owns 100% of MillsServices Corp. ("MSC"), a taxable REIT subsidiary. MSC provides development, management, leasing and financial services to all but two of the Company's real estate joint ventures and does not perform any services for entities in which the Company is not a significant investor. Through MSC, the Company owns Mills Enterprises, Inc. ("MEI"), an entity that holds investments in certain retail joint ventures.

              As of December 31, 2003, the Company had an aggregate of 26 retail and entertainment-oriented centers comprised of 15 Mills Landmark Centers, ten 21st Century Retail and Entertainment Centers, and one International Retail and Entertainment Center. Of these (a) the Company wholly owned five Mills Landmark Centers and seven 21st Century Retail and Entertainment Centers, and (b) held equity interests in various joint ventures that own ten Mills Landmark Centers, three 21st Century Retail and Entertainment Centers and the one International Retail and Entertainment Center. In addition, as of December 31, 2003, the Company owned three community shopping centers, a portfolio of 19 single tenant properties and other related commercial development.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

              The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Joint ventures are accounted for under the equity method. The Company does not consider itself to be in control of an entity when major business decisions require the approval of at least one other partner. Significant intercompany transactions and balances are eliminated in consolidation.

REAL ESTATE AND DEVELOPMENT ASSETS

              Income producing property is stated at cost and includes all costs related to acquisition, development, leasing and construction, including tenant improvements, interest incurred during construction, costs of predevelopment and certain direct and indirect costs of development. Cost incurred during the predevelopment stage are capitalized once management has identified and secured a site, determined that the project is feasible and it is probable that management will be able to proceed. Land held for sale is carried at the lower of cost or fair value less costs to sell. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of the assets are capitalized.

              Income producing properties are individually evaluated for impairment when various conditions exist that may indicate that it is probable that the sum of expected undiscounted future cash flows from a property are less than its historical net cost basis. Upon determination that a permanent impairment has occurred, the Company records an impairment charge equal to the excess of historical cost basis over fair value. In addition, the Company writes off costs related to predevelopment projects when it determines that it will no longer pursue the project and such amounts could be material.

              The cost of acquired income producing property represents the allocation of purchase price to such assets based on appraisals and other valuation methods used in accounting for the acquisition and includes, if material, an allocation to identifiable intangible assets such as above/below market leases and at market leases in place at date of acquisition based on their fair values. External costs directly related to acquisition opportunities being actively pursuing by the Company are capitalized. If the Company is successful in completing the acquisition, such costs are allocated to the acquired property as part of the purchase price. If not, such costs are expensed in the period it becomes likely the acquisition will not be completed.

              Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Building and improvements	10 – 40 years
Land improvements	20 years
Furniture, fixtures and equipment	5 – 7 years

              Depreciation expense was $70,028, $38,831 and $30,128 for the years ended December 31, 2003, 2002 and 2001, respectively.

              Interest expense capitalized to real estate and development assets, including investments in unconsolidated joint ventures under development, was $51,169, $ 40,739 and $25,670 for the years ended December 31, 2003, 2002 and 2001, respectively.

CASH AND CASH EQUIVALENTS

              Highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

RESTRICTED CASH

              Restricted cash is comprised primarily of funds on deposit in cash collateral accounts controlled by the lenders. Proceeds from certain transactions are held in such accounts to fund maintenance reserves, interest, taxes and debt payments for the property associated with the loan.

ACCOUNTS RECEIVABLE

              Accounts receivable include amounts billed to tenants, deferred rent resulting from the straight-line recognition of rental income and accrued recoveries. Collectibility of these receivables is evaluated on a regular basis and the allowance for doubtful accounts is adjusted accordingly. At December 31, 2003 and 2002, the allowance for doubtful accounts was $3,315 and $2,104, respectively.

DEFERRED COSTS AND OTHER INTANGIBLES, NET

              Deferred costs and other intangibles include loan fees, leasing charges and the value of leases in place when a property was acquired. Loan fees including related expenses are amortized on a straight-line basis that approximates the interest method over the terms of the related notes. Leasing charges, including origination charges, are amortized on a straight-line basis over the term of the related leases. The value of in-place leases is based on various valuation methods used in accounting for acquisitions and is amortized on a straight-line basis over the term of the related lease. Total amortization expense was $26,868, $14,921 and $10,112 for the years ended December 31, 2003, 2002 and 2001, respectively. Total accumulated amortization is $62,363 and $54,259 at December 31, 2003 and 2002, respectively.

REVENUE RECOGNITION

              The Company, as lessor, retains substantially all the risks and benefits of property ownership and accounts for its leases as operating leases. Minimum rent from income producing properties is recognized on a straight-line basis over the terms of the respective leases and includes amortization of deferred revenue resulting from acquired leases. Percentage rent is recognized when tenants' sales have reached certain sales levels as specified in the underlying lease. Recoveries from tenants for real estate taxes and other operating expenses are recognized as revenue in the period the applicable costs are incurred.

              MSC has agreements to provide management, leasing, development and financing services to most of the Company's joint venture properties. For these services, MSC earns various fees. Management fees are a percentage of the monthly rental revenue received by the joint venture and recognized when such revenue is received by the property.

              Leasing fees are recognized upon execution of the lease and represent an agreed-upon rate per square foot of space leased. Development fees are an agreed upon amount recognized ratably over the development period. Financial service fees are a stated percentage of the loan commitment obtained and recognized when the loan agreement is executed by the lender. Costs to provide leasing, development and financial services are capitalized as incurred and expensed as the associated fees are earned. Other fee income from unconsolidated joint ventures reflect leasing, development and financing fees, net of related recognized expenses, after the elimination of intercompany profit.

OTHER PROPERTY REVENUE

              Other property revenue includes rent from tenants with original leases of one year or less, temporary in-line space, kiosks and ATM space. It also includes lease termination fees and recoveries of previously uncollectible receivables.

DERIVATIVES AND HEDGING

              A variety of derivative financial instruments are used to manage, or hedge, the Company's exposure to the effect of changing interest rates. Derivative contracts are designated and qualify as cash flow hedges because, at inception, it is expected that the instrument will be effective in reducing interest rate exposure and that the underlying transaction will occur. Derivative instruments are not used for speculative purposes.

              Derivative instruments are stated at fair value. Fair value is determined using various methods and assumptions based on market conditions and risks existing at each balance sheet date. In most cases, standard market conventions and techniques, such as discounted cash flow analysis, option pricing models, replacement cost and termination cost, are used to determine fair value. All methods of assessing fair value result in a general approximation of value, which may never be realized.

              Changes in the fair value of derivative instruments are included in accounts payable and other liabilities and charged to accumulated other comprehensive loss. In the event the instrument is determined to be no longer effective, the item being hedged no longer exists or the terms of the underlying transaction are modified, the fair value adjustment is charged to earnings as interest expense. Unrealized gains or losses charged to accumulated other comprehensive income are eventually recognized in earnings as the underlying hedged item is recognized.

INCOME TAXES

              As a partnership, the Company's taxable income or loss is passed through to its partners and, therefore, no income tax provision is made in its financial statements. Its general partner, TMC, elected to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code (the "Code"). As a REIT, taxable income distributed to its stockholders is not subject to federal corporate income taxes. To maintain its REIT status, TMC is required to distribute at least 90% of its taxable income to its stockholders and is subject to various other requirements including meeting certain asset and income tests. Because TMC believes it will maintain its REIT status and distribute in excess of its taxable income, U.S. federal income taxes are not provided for REIT activities. Differences between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relate primarily to real estate depreciation, recognition of gains and losses from asset transactions and foreign currency exchange gains and losses.

              The Code does provide for a REIT to own stock in subsidiaries engaged in businesses which generate income that does not qualify for REIT treatment. The stock value of these businesses is subject to certain limitations and both the REIT and the taxable REIT subsidiaries are subject to strict rules governing ownership, operation and taxation. MSC and its subsidiaries have elected to be treated as taxable REIT subsidiaries.

              MSC, a subchapter C corporation, is subject to federal and state income taxes at the prevailing tax rates. As of December 31, 2003, MSC has an estimated federal net operating loss carry forward of $44,500. Deferred tax assets relating primarily to the loss carry forward have been offset in their entirety by a valuation allowance since there is no assurance MSC will generate taxable income in the future.

FOREIGN OPERATIONS

              The functional currency for entities operating or projects in development outside the United States is the currency of the country in which the entity or project is located. The financial statements of such entities are translated from the functional currency into U.S. dollars for inclusion in the Company's financial statements. Assets and liabilities are translated at the exchange rate in effect on the balance sheet date and income statement accounts are translated using the average exchange rate for the period. Significant, non-recurring income or expense items are translated at the exchange rate in effect on the date of transaction. Gains or losses resulting from translation are accounted for as a component of other comprehensive income or loss. Transactions denominated in currencies other than the functional currency are re-measured into the functional currency prior to translation. Non-monetary asset and liability transactions of this nature are re-measured at historical exchange rates; monetary asset and liability transactions are re-measured at the exchange rate in effect on the balance sheet date; and income statement transactions are re-measured at the average exchange rate for the period being reported. Gains or losses resulting from re-measurement are included in the determination of the entity's net earnings.

              The Company's foreign investment and related advances are denominated in the foreign entity's functional currency and re-measured to the Company's functional currency of the U.S. dollar. The Company expects to settle these amounts in the foreseeable future through distributions from the foreign entity. Accordingly, gains or losses resulting from the re-measurement are included in the determination of net income. Foreign currency exchange gains, net for the years ended December 31, 2003 and 2002 arose primarily as a result of this re-measurement.

              As of December 31, 2003 and 2002, the Company had investments in unconsolidated foreign joint ventures of $210,861 and $207,193, respectively.

SEGMENT REPORTING

              The Company considers each of its properties a separate operating segment that are aggregated and reported as a single segment. Operating results for each property are reviewed by the chief operating decision maker in the determination of resource allocation and performance and for which discrete financial information is available. This single reportable segment represents over 90% of the Company's assets, revenues and income for each of the years presented. Future prospects for each property are similar and all have essentially the same economic characteristics with similar returns, occupancy and tenants and are sited near a metropolitan area with similar demographics and site characteristics.

EARNINGS PER COMMON UNIT

              Basic earnings per common unit is calculated by dividing income available to common unitholders by the weighted average number of common units outstanding during the period. Diluted earnings per common unit reflects the assumed conversion of units issued pursuant to TMC's restricted stock program and stock option incentive program using the treasury stock method and the if-converted method for any of the Company's convertible preferred units.

TAX INCREMENT FINANCING

              Tax increment financing is a common form of project infrastructure financing expected to be repaid through future tax assessments. In determining if such financing should be recorded, factors including whether the assessment is fixed or variable and the probability the Company will become obligated for such financing are considered.

USE OF ESTIMATES

              The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

              Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform to the current year presentation.

3.     NEW AND PENDING ACCOUNTING PRONOUNCEMENTS

STANDARDS IMPLEMENTED AND TRANSITION ADJUSTMENT

              Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" as amended, on a prospective basis to all employee awards granted, modified or settled after the effective date. Prior to 2002, the Company accounted for its stock option plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. This adoption had an immaterial impact on 2002 results of operation.

              Effective January 1, 2003, the Company adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Upon adoption, the Company reclassified losses from extinguishment of debt realized in prior years from extraordinary items to other income and expense.

              Effective July 1, 2003, the Company adopted the provisions of SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for the classification and measurement of financial instruments that possess characteristics similar to both liability and equity instruments. SFAS No. 150 also addresses the classification of certain financial instruments that include an obligation to issue equity shares. The adoption of this pronouncement had no impact on the Company's financial condition or results of operations.

              Effective October 1, 2003, the Company adopted the disclosure provisions of FASB Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Direct Guarantees of Indebtedness of Others." Initial recognition and measurement provisions of FIN No. 45 were adopted on a prospective basis for guarantees issued after December 31, 2002. Under FIN 45, the fair value of a guarantee is recorded as a liability at its inception, with the offsetting entry recorded based on the circumstances in which the guarantee was issued. The adoption of this pronouncement did not have a material impact on the Company's financial condition or results of operations.

PENDING ADOPTION OF AN ACCOUNTING PRONOUNCEMENT

              In January 2003, FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which (a) the equity investors, (if any) do not have a controlling financial interest; or (b) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. FIN 46 became effective immediately for all VIEs created after January 31, 2003 and required certain disclosures be made in financial statements issued after January 31, 2003. In December 2003, FASB issued FIN 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. Because the Company did not become party to any VIEs created since January 31, 2003, it is not required to adopt FIN 46-R until March 31, 2004. Based on a preliminary review, the Company has identified certain joint venture entities created prior to February 1, 2003, that may meet the criteria of a VIE and may require consolidation under FIN 46 and FIN 46-R effective March 31, 2004. Total assets of the potential VIEs were $581,351 at December 31, 2003.

4.     ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

              As summarized below, the Company acquired several operating properties during 2003 and 2002. The purchase price below does not include transaction costs.

	Acquisition Date	Purchase Price
100% Interest Acquired:
Great Mall of the Bay Area	August 2003	$265,500
Del Amo Fashion Center	June 2003	442,000
Cadillac Fairview Portfolio (1)	January 2003	539,900
Riverside Square	December 2002	86,500
Cincinnati Mills	September 2002	68,800
Partial Interests Acquired:
Cadillac Fairview Portfolio (2)	May 2003	62,500
Opry Mills (3)	June 2002	30,900
Simon Interests (4)	May 2002	124,500

(1)
Includes Broward Mall, Dover Mall, The Esplanade, Galleria at White Plains and Northpark Mall as well as the acquisition of 110 acres of developable land adjacent to the properties for approximately $7,900.
(2)
Includes Gwinnett Place and Town Center at Cobb.
(3)
The Company acquired the remaining interest in Opry Mills which is now consolidated as a wholly owned property.
(4)
Includes Arizona Mills, Arundel Mills, Concord Mills, Grapevine Mills and Ontario Mills.

              The acquired properties are included in the Company's results of operations from the respective date of acquisition. The following unaudited pro forma results of operations reflect these transactions as if each had occurred on January 1 of the year presented. In the Company's opinion, all significant adjustments necessary to reflect the effects of the acquisitions, the equity offerings, and use of the line of credit have been made.

	Pro Forma
	Years Ended December 31,
	2003	2002
	(Unaudited)
Revenues	$418,777	$379,567
Net income	$157,954	$124,080
Income available to common unit holders	$124,458	$98,984
Income per common unit — basic	$2.05	$1.71
Income per common unit — diluted	$2.02	$1.68

              The following summarizes the assets and liabilities of properties acquired in 2003 and 2002 as of their respective dates of acquisition after the purchase price allocation. The Company has made preliminary allocations of purchase prices for the Great Mall of the Bay Area and the Del Amo Fashion Center which will be completed upon receipt of cost segregation and other studies in 2004.

	2003	2002
Net real estate and development assets	$1,269,108	$457,042
Accounts receivable and other assets	—	2,692
Cash and cash equivalents	—	2,723
Deferred costs and other intangibles, net	71,435	38,472
Mortgages, notes and loans payable assumed	(65,861)	(172,873)
Accounts payable and other liabilities	(20,394)	(17,373)

Net assets acquired	$1,254,288	$310,683

CONVEYANCE OF JOINT VENTURE INTERESTS

              In December 2003, the Company conveyed a partnership interest of approximately 50% in the Great Mall of the Bay Area to Kan Am Grund Kapitalanlagesellshaft mbH ("Kan Am Grund") for $47,200 and recognized a gain of $729. Kan Am Grund is an affiliate of Kan Am, a German syndicator of real estate funds with whom we have had a long standing relationship. The Great Mall is included in the consolidated results of operations from its date of acquisition in August 2003 through the date of conveyance (December 23, 2003) and is subsequently accounted for on the equity method.

              In August 2003, the Company conveyed an additional 6.375% partnership interest in each of the Arundel Mills, Concord Mills and Grapevine Mills projects to Kan Am for $28,100 and recognized a gain of $8,462.

              In October 2001, the Company conveyed a 40% interest in one of its non-real estate investments for $9,500 and recognized a gain of $6,420.

DISCONTINUED OPERATIONS

              In March 2003, in a transaction related to the September 2002 acquisition of Cincinnati Mills, 27 of the Company's 46 single tenant properties subject to net leases and operating as CVS pharmacies ("Net Lease Properties") were exchanged for an aggregate sales price of $58,700, net of transaction costs. No gain or loss was recognized in conjunction with the exchange. Revenues of the 27 Net Lease Properties amounted to $1,405, $5,554 and $5,554 for the years ended December 31, 2003, 2002 and 2001. The results of operations and assets and liabilities related to the 27 Net Lease Properties are segregated in the accompanying financial statements as discontinued operations.

5.     INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

              Certain operating properties, properties under development and retail concerns are owned through joint ventures. The Company is usually the general or managing partner in the real estate ventures. Equity in the income or loss of joint ventures is recorded based on an estimate of each partner's economic ownership. Economic ownership is determined based on anticipated stabilized cash flows that would be distributed to each partner. Partner distributions are defined by the individual joint venture agreements. Generally, net ordinary cash flow is distributed to each partner first to pay preferences on unreturned capital balances, including cumulative unpaid preferences, and thereafter in accordance with specified residual sharing percentages. Cash flow from capital events, including refinancing and asset sales, is allotted first to partners in an amount equal to their unreturned capital account and thereafter in accordance with residual sharing percentages.

              At December 31, 2003, the Company's residual sharing and capital contribution percentages in real estate ventures were as follows:

	Residual Sharing Percentage	Capital Contribution Percentage
Mills Landmark Centers
Arizona Mills	50.0%	50.0%
Arundel Mills	59.3%	39.5%
Colorado Mills	56.3%	37.5%
Concord Mills	59.3%	39.5%
Discover Mills	50.0%	—
Grapevine Mills	59.3%	39.5%
Great Mall of the Bay Area	75.0%	49.0%
Katy Mills	62.5%	25.0%
Ontario Mills	68.8%	43.8%
St. Louis Mills	75.0%	50.0%
21st Century Retail and Entertainment Centers
The Block at Orange	50.0%	—
Gwinnett Place	50.0%	50.0%
Town Center at Cobb	50.0%	50.0%
International Retail and Entertainment Center
Madrid Xanadú	66.7%	66.7%
Properties under Development
Meadowlands Xanadu (1)	53.3%	31.0%
Pittsburgh Mills	56.3%	37.5%
Vaughan Mills	50.0%	50.0%

(1)
Percentages are subject to change based upon project scope and required contributions.

              The Company is committed to providing additional equity to certain of its joint ventures under development pursuant to the relevant joint venture agreements. The Company guarantees certain joint venture partners' preference returns and the repayment of construction debt. Guarantees generally remain in effect until certain debt service coverage tests are met or a permanent loan is obtained, which generally occurs within two to four years after a property's grand opening. The Company would only be liable under the guarantees if the construction loan proceeds are insufficient to fund preference payments, the project's construction is not completed or the construction loan is not refinanced at or before maturity. Certain of the Company's joint venture agreements also contain buy-sell provisions whereby certain partners can require the purchase or sale of ownership interests among certain partners.

              As of December 31, 2003, preference returns to the joint venture partners were current and the Company had guaranteed repayment of $610,827 of joint venture debt and joint venture letters of credit of $5,551. The Company would be required to guarantee an additional $77,242 if its joint ventures borrow up to the total construction loan commitments. The Company is also contingently liable for property taxes and assessments levied against Ontario Mills Limited Partnership by the City of Ontario Special Assessment District ("City"). The remaining aggregate amount of the special tax assessment is $11,291 and will be collected through 2020 to fund debt service on bonds issued by the City.

              The following summarizes certain significant joint venture agreement provisions and activities:

Madrid Xanadú

              The Company is party to an agreement with Parecelatoria De Gonzalo Chacün S.A. ("PGC"), its Madrid Xanadú joint venture partner,that has certain put/call provisions that include, among other things, the right of PGC to require the Company to purchase PGC's interest in the joint ventures for a minimum price of $43,950 (€35 million).

Vaughan Mills

              The Company and Ivanhoe Cambridge each own an undivided 50% interest, as tenants in common, in Vaughan Mills, which is expected to open during 2004. At any time following the fourth anniversary of the opening of the project, either party may exercise a buy-sell provision pursuant to which the offering party can require that the other party either purchase for cash the offering party's entire interest in the project or sell to the offering party the interest of the other party.

Pittsburgh Mills

              Pittsburgh Mills, which is expected to open in 2005, is being developed by Pittsburgh Mills Limited Partnership, a joint venture between Mills-Kan Am Pittsburgh Limited Partnership ("Mills-Kan Am Pittsburgh") and AV Associates Limited Partnership. Mills-Kan Am Pittsburgh, through which we will own our interest in the Pittsburgh Mills project, is a joint venture with Kan Am. For one to three years following the opening of the project, AV Associates may elect to convert a portion of its interest in the partnership to, at TMC's option, cash or units of the Company. Commencing on the fifth anniversary of the project's opening, AV Associates may put, and Mills-Kan Am Pittsburgh may call, all of AV Associates' remaining partnership interest for a purchase price based on the fair market value of the property and paid, at TMC's option, in cash or units of the Company.

              Kan Am also has the right to require Mills-Kan Am Pittsburgh to redeem Kan Am's interest if, among other things, the closing and initial funding of the construction loan and receipt of certain public financings have not occurred by June 30, 2005 or 12 months following the date Kan Am has fully contributed its required equity to the joint venture. The redemption obligation is guaranteed by the Company. As of December 31, 2003 Kan Am had contributed $25,000 of its estimated required equity of $31,700.

Meadowlands Xanadu

              Meadowlands Xanadu will be developed on the site of the Continental Arena in New Jersey pursuant to an agreement with the New Jersey Sports and Exposition Authority ("NJSEA"). It will be developed through a joint venture between Meadowlands Mills Limited Partnership ("Meadowlands Mills") and affiliates of Mack-Cali Realty Corporation ("Mack-Cali"). Meadowlands Mills is obligated to contribute additional capital up to a maximum 40% of net project costs while Mack-Cali is obligated to contribute additional capital up to a maximum $32,500. Commencing on the sixth anniversary of opening, the agreement provides that either party may put their interest in the partnership to the other for a price based on the fair value of the project at that time.

              Meadowlands Mills is a partnership between the Company and Kan Am and has a mortgage interest in a 587-acre tract of land adjacent to the Continental Arena site (the "Empire Tract"). Meadowlands Mills has entered into agreements with Empire, Ltd., the current owner of the Empire Tract, and Bennett S. Lazare, Esq. whereby they may, under certain circumstances, receive a combined 20% limited partnership interest in Meadowlands Mills. In connection with the development agreement with NJSEA, the Company expects to convey the Empire Tract to the State of New Jersey.

              As of December 31, 2003, the Company had invested approximately $144,000 in Meadowlands Mills, of which approximately $72,000 is an advance, and Kan Am had invested $24,000. Kan Am has the right to require Meadowlands Mills to redeem its invested capital, plus any accrued construction period preferences, if a construction loan is not obtained by June 30, 2005.

              Beginning on the "Project Commencement Date", a date on which certain material contingencies have been satisfied, the Company and Meadowlands Mills will also guarantee the return of Kan Am's capital contribution upon Kan Am's exercise of its redemption rights, which may occur prior to securing the construction loan.

              Condensed combined financial statements of the Company's unconsolidated joint ventures follow:

	December 31,
	2003	2002
CONDENSED COMBINED BALANCE SHEETS:
ASSETS:
Net income producing property	$2,262,202	$1,543,764
Land held for investment and/or sale	34,773	33,899
Construction in progress	349,355	365,916
Cash and cash equivalents	119,187	89,073
Restricted cash	40,462	24,702
Accounts receivable, net	114,326	61,910
Notes receivable	25,893	27,947
Deferred costs, net	122,050	90,682
Other	134,809	72,232

	$3,203,057	$2,310,125

LIABILITIES AND PARTNERS' EQUITY:
Debt	$2,204,854	$1,402,740
Other liabilities	277,310	141,868
Company's accumulated equity (1)	537,385	388,914
Joint venture partners' accumulated equity	183,508	376,603

	$3,203,057	$2,310,125

(1)
The carrying value of the Company's investment in unconsolidated joint ventures differs from its accumulated equity noted above due primarily to basis differences. Basis differences result from the acquisition of partnership interests which are not reflected at the joint venture level; capitalized interest on the investment balance; and capitalized development and leasing costs recovered through fees earned during project development and construction. In addition, Company loans to the joint ventures are included in the carrying value of the investment but are classified as other liabilities above. Basis differences are amortized over 20 years.

	Year Ended December 31,
	2003	2002	2001
COMBINED CONDENSED RESULTS OF OPERATIONS:
REVENUES:
Minimum rent	$224,227	$181,775	$176,215
Percentage rent	3,653	3,176	4,343
Recoveries from tenants	89,658	71,983	71,359
Other property revenue	30,407	21,867	20,252

Total operating revenues	347,945	278,801	272,169

EXPENSES:
Recoverable from tenants	80,472	65,324	63,453
Other operating	23,488	16,386	19,379
Depreciation and amortization	112,215	94,737	92,506

Total operating expenses	216,175	176,447	175,338

	131,770	102,354	96,831
OTHER INCOME AND EXPENSE:
Interest income	1,791	3,073	4,047
Interest expense	(108,797)	(82,536)	(90,219)
Loss on debt extinguishments	(1,783)	(35)	(527)
Other income (expense)	12,103	22,324	14,590
Foreign currency exchange gains, net	1,901	—	—

NET INCOME	$36,985	$45,180	$24,722

EQUITY IN EARNINGS	$27,735	$30,509	$12,398

              Significant accounting policies used by the unconsolidated joint ventures are similar to those used by the Company.

              During 2003, the Company increased its interests in unconsolidated joint ventures with the conveyance of a partnership interest of approximately 50% in the Great Mall of the Bay Area and its acquisition of a 50% interest in Gwinnett Place and Town Center at Cobb in connection with the Cadillac Fairview Portfolio acquisition. Also during 2003, the St. Louis Mills and Madrid Xanadú developments opened. Significant financing activities of the unconsolidated joint ventures follow:

  •
  In August 2003, a $175,000 mortgage loan that bears interest at 4.80% was obtained in conjunction with the acquisition of the Great Mall of the Bay Area. The mortgage matures in September 2008 and is interest-only through maturity.

  •
  In May 2003, two fixed rate mortgages were assumed in conjunction with the acquisition of the Town Center at Cobb and Gwinnett Place. The loans have a combined outstanding balance of $230,578 as of December 31, 2003, one bearing interest at 7.54% and the other at 7.25%. The loans are cross-collateralized and are amortizing on a 30 year schedule with a scheduled balloon repayment in April 2007.

  •
  In May 2003, a construction loan with a commitment of $162,000 was obtained in connection with the construction of St. Louis Mills. The loan bears interest at LIBOR plus 1.95%, matures in May 2006 and has two one-year extension options. As of December 31, 2003, $111,080 had been drawn.

  •
  In December 2002, a construction loan with a commitment of $242,350 (€193.0 million) was obtained in conjunction with the construction of Madrid Xanadú. The loan bears interest at EURIBOR plus 1.55%, matures in May 2006 and has two one-year extension options. As of December 31, 2003, $232,018 had been drawn.

              Advances to unconsolidated joint ventures were $114,851, $127,603 and $32,587 for the years ended December 31, 2003, 2002 and 2001, respectively. Interest income earned on such advances totaled $8,187, $4,276 and $1,678 for the years ended December 31, 2003, 2002 and 2001, respectively.

6.     MORTGAGES, NOTES AND LOANS PAYABLE

              Mortgages, notes and loans payable, consist of the following:

	December 31,
	2003	2002
Potomac Mills/Gurnee Mills mortgage -monthly principal and interest due based on a 30-year amortization with a balloon payment due March 2011; interest rate at 7.46% per annum.	$346,520	$349,876
Cadillac Fairview Portfolio mortgage — interest payable monthly with principal due February 2008 (including two one-year extension options); interest rate at LIBOR plus 2.10%. The LIBOR floor is 1.75% on a notional amount of $75,000. An interest rate swap fixed the interest rate at 4.17% on the remaining $245,000 through maturity.	320,000	—
Sawgrass Mills mortgage — monthly principal and interest due based on a 30-year amortization with a balloon payment due July 2006; interest rate at 7.18% per annum.	293,351	296,268
Del Amo Fashion Center mortgage — interest payable monthly with principal due August 2008 (including two one-year extension options); average interest rate at LIBOR plus 2.06%. The LIBOR floor is 1.75% on a notional amount of $70,000. An interest rate swap locks LIBOR at 1.67% on a notional amount of $190,000 through December 2004. A second interest rate swap locks LIBOR at 3.47% on a notional amount of $100,000 from December 2004 through December 2005.	287,000	—
Line of credit — interest payable monthly; interest rate at LIBOR or EURIBOR plus 1.50% to 2.50%; expires June 2006 (2007 with one-year extension option). Total line $500,000; $262,350 available (net of $10,650 letters of credit).	227,000	—
Opry Mills mortgage — interest payable monthly with principal due October 2007 (including two one-year extensions); interest rate at LIBOR plus 1.18%. An interest rate swap locks LIBOR at 4.14% on the balance through maturity fixing interest at 5.32%. Provided certain terms and conditions are met, an additional $25,000 may be borrowed.	175,000	175,000
Franklin Mills/Liberty Plaza mortgage — monthly principal and interest due based on 30-year amortization with a balloon payment due May 2007; interest at a blended rate of 7.67% per annum.	132,913	134,862
Riverside Square mortgage — interest payable monthly through January 2005, principal and interest payments due subsequently based on a 30-year amortization with a balloon payment due January 2013; interest rate at 5.77% per annum.	65,000	65,000
Broward Mall mortgage — interest payable monthly with principal payments of $1,500 due in March 2004 and 2005 and $2,000 annually thereafter through March 2008 with a balloon payment due March 2009. Mortgage was assumed as part of the Cadillac Fairview Portfolio acquisition and adjusted to fair market value resulting in an effective interest rate of 5.34%.	64,361	—
Cincinnati Mills construction loan — interest payable monthly with principal due December 2006; interest rate at LIBOR plus 2.00%. An interest rate swap locks LIBOR at 2.42% through November 2004 and a second locks LIBOR at 3.88% from December 2004 through October 2006 on a notional amount of $57,000.	58,447	58,447
Net Leased Properties mortgage — interest payable monthly with principal maturity dates ranging from October 2010 to January 2023; weighted average interest rate of 8.57% per annum.	47,374	47,374
Sawgrass Mills mezzanine loan — monthly interest and principal due based on a 30-year amortization with a balloon payment due in July 2006; interest rate at LIBOR plus 4.50%. An interest rate swap locks LIBOR at 2.16% through June 2004.	36,112	36,499
Term loan — interest payable monthly at LIBOR plus 2.25% with principal reduction of $5,000 due June 2004, and the remainder due May 2005. An interest rate swap locks LIBOR at 2.17% through November 2004. Secured by Company's equity in Franklin Mills.	35,000	40,000
Concord Mills Residual III mortgage — monthly interest payable with principal due January 2004; interest rate at LIBOR plus 2.25%.	17,815	17,590
Other notes and loans payable	13,421	15,810

	$2,119,314	$1,236,726

              Weighted average interest rate on the Company's debt was 5.59% and 6.75% at December 31, 2003 and 2002, respectively. Of the total outstanding debt, $1,135,069 and $1,071,079 was fixed rate at December 31, 2003 and 2002, respectively. The Company's line of credit is the only unsecured borrowing ($227,000 at December 31, 2003). At December 31, 2003, the Company had total recourse debt of $349,072.

              Certain mortgages, notes and loans payable agreements contain restrictive covenants relating to the maintenance of specified financial performance ratios such as minimum net worth, debt service coverage ratio, loan to value and restriction on future dividend and distribution payments. As of December 31, 2003, the Company was in compliance with these covenants.

              Aggregate annual maturities at December 31, 2003 are as follows:

2004	$38,783
2005	44,136
2006	618,439
2007	309,882
2008	616,107
Thereafter	491,967

$2,119,314

              In February 2004, the Cincinnati Mills construction loan was refinanced with a new construction loan which is fully guaranteed by the Company. The new loan has a total commitment of $122,000, bears interest at LIBOR plus 2.00% and matures in February 2007.

              In June 2003, the Company refinanced and increased its unsecured revolving line of credit from $175,000 to $500,000. The line is used to fund acquisitions, developments, redevelopments and working capital. Funds are available subject to certain performance measures and restrictive covenants. Subject to certain leverage tests, the line bears interest at 1.50% to 2.50% over LIBOR for U.S. dollar denominated borrowings and EURIBOR for euro denominated borrowings. At December 31, 2003, the interest rate was LIBOR plus 2.50%. The line is scheduled to expire in June 2006 and contains a one-year extension option.

              During 2003, 2002 and 2001, the Company realized losses on debt extinguishments of $550, $1,260 and $16,624, respectively.

7.     FINANCIAL INSTRUMENTS—DERIVATIVES AND HEDGING

              In the normal course of business, the Company and its joint ventures are exposed to the effect of interest rate changes. To limit this exposure, established risk management policies and procedures including the use of a variety of derivative financial instruments to manage, or hedge, interest rate risk are followed. Derivative instruments are not used for speculative purposes. Derivative instruments used for hedging must be effective in reducing the interest rate risk exposure. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Hedges that meet these criteria are formally designated as cash flow hedges at the inception of the derivative contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, the change in the fair value of the derivative instrument is marked to market with the change included in net income in each period until the derivative instrument matures. Additionally, any derivative instrument used for risk management that becomes ineffective is marked to market through earnings.

              Depending on the underlying exposure, interest rate swaps, caps and floors, options, forwards or a combination thereof, may be used to manage interest rate risk. Interest rate swaps and collars are contractual agreements with third parties to exchange fixed and floating interest payments periodically without the exchange of the underlying principal amounts (notional amounts). In the unlikely event that a counterparty fails to meet the terms of an interest rate swap contract or collar agreement, the exposure is limited to the interest rate differential on the notional amount. The Company does not anticipate non-performance by any of its counterparties. Net interest differentials to be paid or received under a swap contract and/or collar agreement are accrued as interest expense as incurred or earned.

              Interest rate hedges designated as cash flow hedges hedge the future cash outflows on debt. Interest rate swaps that convert variable payments to fixed payments, interest rate caps, floors, collars and forwards are cash flow hedges. The unrealized gains/losses in the fair value of these hedges are reported on the balance sheet and included in accounts payable and other liabilities or in investment in unconsolidated joint ventures (for joint venture hedges) with a corresponding adjustment to either accumulated other comprehensive income (loss) or earnings depending on the hedging relationship. If the hedging transaction is a cash flow hedge, then the offsetting gains/losses are reported in accumulated other comprehensive income to the extent of the effective portion of the risk being hedged. Changes in the hedging instrument's fair value related to the effective portion of the risk being hedged are included in accumulated other comprehensive income (loss). Changes in fair value representing (1) the ineffectiveness of the hedging relationship and (2) any other component of fair value not related to the risk being hedged are recorded as interest expense through earnings. Some derivative instruments are associated with the hedge of an anticipated transaction. Over time, the unrealized gains/losses held in accumulated other comprehensive income (loss) will be recognized in earnings consistent with when the hedged items are recognized in earnings.

              The following summarizes the interest rate swaps the Company and its joint ventures have currently entered into to hedge the variability of monthly cash outflows due to the variability in LIBOR. The swaps require the Company to receive LIBOR and pay a fixed rate. A summary of the current and deferred start swap terms of the derivative instruments, a reconciliation of their fair values and adjustments to accumulated other comprehensive loss are as follows:

	Wholly Owned	Joint Venture
Hedge type	Cash Flow	Cash Flow
Description	Swap	Swap
Range of notional amounts	$35,000 – $245,000	$30,000 – $129,701
Range of interest rate	1.67 – 4.14%	1.29 – 5.35%
Range of deferred effective start dates	12/1/04 – 12/15/04	None
Range of maturity dates	6/7/04 – 10/10/07	4/1/04 – 5/1/06
Accumulated other comprehensive loss at December 31, 2002	$(10,445)	$(15,152)
Change in fair value	(1,345)	4,192

Accumulated other comprehensive loss at December 31, 2003	$(11,790)	$(10,960)

              Within the next twelve months, the Company expects to recognize interest expense of $5,533 currently unrealized in accumulated other comprehensive loss while the joint ventures expect to recognize $5,574, of which the Company's share is $1,669.

              Other comprehensive loss, including the Company's proportionate share of its joint venture balances, at December 31, 2003 and 2002 was $14,772 and $14,353, respectively. Comprehensive income for the years ended December 31, 2003, 2002 and 2001 was $155,519, $81,116 and $29,603, respectively.

8.     FAIR VALUE OF FINANCIAL INSTRUMENTS

              The following disclosures of estimated fair value of financial instruments were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair value amounts.

              Cash equivalents, restricted cash, accounts and notes receivable, accounts payable and other liabilities are carried at amounts which reasonably approximate their fair values.

              Fixed rate debt with an aggregate carrying value of $1,135,069 and $1,071,079 has an estimated aggregate fair value of $1,210,352 and $1,161,124 at December 31, 2003 and 2002, respectively. Estimated fair value of fixed rate debt is based on interest rates currently available to the Company for issuance of debt with similar terms, credit risk and remaining maturities. The estimated fair value of the Company's variable rate debt is estimated to be approximately equal to its carrying value of $984,245 and $165,647 at December 31, 2003 and 2002, respectively.

              Disclosure about fair value of financial instruments is based on pertinent information available to management at December 31, 2003 and 2002. Although management is not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since December 31, 2003, and current estimates of fair value may differ significantly from the amounts presented herein.

9.     LEASING ACTIVITIES

              The Company has noncancellable leases with tenants with remaining terms ranging from one to 20 years and requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the properties. Future minimum rental commitments under these leases at December 31, 2003 are as follows:

2004	$173,616
2005	154,782
2006	129,121
2007	112,295
2008	95,101
Thereafter	302,428

$967,343

              The Company has a noncancellable operating lease with an affiliate of Kan Am for its corporate headquarters in Arlington, Virginia. The lease commenced in April 1996 for a term of ten years. Total rental expense was $3,177, $3,071 and $2,675 for the years ended December 31, 2003, 2002 and 2001, respectively. Future minimum rental payments under this lease are $3,578, $3,699 and $1,780 for the years ending December 31, 2004, 2005 and 2006, respectively. In 2004, the Company entered into an agreement to lease new headquarters space beginning in April 2006.

10.   EMPLOYEE BENEFIT PLANS

              The Company has a 401(K) defined contribution benefit plan that covers all employees who are age 21 or older and have completed at least 60 days of service. Contributions made by employees electing to participate in the plan under salary reduction agreements are recorded when paid into the plan or, alternatively, accrued if unpaid. Employer contributions are accrued and paid into the plan periodically. Employer contributions were $1,548, $1,550 and $1,400 for the years ended December 31, 2003, 2002 and 2001, respectively.

11.   SERIES A CUMULATIVE CONVERTIBLE PREFERRED UNITS

              In 2001, TMC sold 750,000 shares of Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") totaling $75,000 in a private placement. The proceeds were contributed by TMC to the Company in exchange for Series A Cumulative Convertible Preferred Units ("Series A Preferred Units") with terms substantially identical to the issued Series A Preferred Stock. The Series A Preferred Stock had an initial coupon of 10.5% with annual 50 basis point increase in each of the next two years, with significant additional increases after the third year. The Series A Preferred Stock was convertible into TMC's common stock at a strike price of $25.00 per share. In October and November 2003, all of TMC's Series A Preferred Stock were converted into a total of 3,153,368 shares of the TMC's common stock. Simultaneously, TMC converted its Series A Preferred Units into an equal number of the Company's common units. The Series A Preferred Stock was also subject to redemption at the option of the holders based on the occurrence of specified events. Due to the redemption feature, dividends were accounted for as interest expense.

12.   PARTNERS' CAPITAL

PREFERRED UNITS

              In October and December 2002, TMC sold a total of 4,300,000 shares of 9% Series B Cumulative Redeemable Preferred Stock ("Series B") and 3,400,000 of 9% Series C Cumulative Redeemable Preferred Stock ("Series C"), both with a par value of $0.01 per share, for $25.00 per share in an underwritten public offering. In January 2003, an additional 100,000 shares of Series C preferred stock were sold in a public offering at an initial price of $25.23 per share. Net proceeds from the offerings aggregated $187,854 and were contributed to The Company in exchange for preferred units which have economic terms substantially identical to the Series B and C preferred stock. Net proceeds from the Series B sale were used to reduce borrowings under the Company's line of credit, to fund development efforts and as working capital. Net proceeds from the Series C sale were used to fund the January 2003 Cadillac Fairview Portfolio acquisition. Dividends are payable quarterly at 9% of the liquidation preference of $25.00 per share. Holders of the stock will have limited voting rights only if dividends are not paid for six or more quarterly periods.

              In March 2003, the Company sold 400,000 of 8.75% Series D Cumulative Redeemable Preferred Units ("Series D") in a private placement to two investors at a purchase price of $25.00 per unit. The net proceeds, which totaled $9,955 after expenses, were used to reduce borrowings under the Company's line of credit. Series D preferred units are exchangeable for TMC's Series D Cumulative Redeemable Preferred Stock on a one-for-one basis. Distributions on Series D preferred units are payable quarterly in arrears at 8.75% of the liquidation preference of $25.00 per unit. Holders of Series D preferred stock, if any shares are outstanding, will have limited voting rights if dividends are not paid for six or more quarterly periods and in certain events.

              In May 2003, TMC sold a total of 6,440,000 shares of 8.75% Series E Cumulative Redeemable Preferred Stock, ("Series E") par value $0.01 per share, for $25.00 per share in an underwritten public offering. In October and November 2003, TMC sold an additional 2,105,000 shares of Series E preferred stock for $26.24 per share in two public offerings. The aggregate net proceeds of $210,455 were contributed to the Company in exchange for preferred units having economic terms substantially identical to the Series E preferred stock. The net proceeds were used to reduce borrowings under the Company's line of credit and certain other indebtedness. Dividends on the Series E preferred stock are payable quarterly at 8.75% of the liquidation preference of $25.00 per share. Holders of the Series E preferred stock will have limited voting rights if dividends are not paid for six or more quarterly periods and in certain other events.

COMMON UNITS

              The following table presents the changes in the issued and outstanding common units since January 1, 2002:

	Year Ended December 31,
	2003	2002
Outstanding at January 1,	59,433,722	45,260,078
Issued to TMC in exchange for:
Preferred unit conversion	3,153,368	—
Proceeds from the sale of common stock	—	13,318,179
Proceeds from the exercise of stock options	877,868	683,646
Issuance of restricted stock, net of cancellations	296,884	171,819

Outstanding at December 31,	63,761,842	59,433,722

              As of December 31, 2003 and 2002, respectively, there were 13,464,161 and 16,237,425 limited partnership common units, or 21.12% and 27.32% of the total units outstanding, not held by TMC. These units are exchangeable, at TMC's option, for either cash or shares of TMC's common stock on a one-for-one basis in specified circumstances.

              During 2002, TMC sold 13,318,179 shares of common stock contributing the net proceeds of $364,396 to the Company in exchange for and equal number of common units. Proceeds were used to reduce line of credit borrowings, to fund the 2003 Cadillac Fairview Portfolio acquisition and to purchase certain joint venture interests.

EARNINGS PER UNIT

              The following table sets forth the computation of basic and diluted earnings per common unit:

	Years Ended December 31,
	2003	2002	2001
Net income	$155,938	$90,362	$34,710
Less: Preferred stock distributions	(28,469)	(2,555)	—

Numerator for basic and diluted earnings per common share	$127,469	$87,807	$34,710

Weighted average units	60,913	52,353	41,279
Outstanding unvested restricted stock awards — weighted average units	(285)	(235)	(220)

Denominator for basic earnings per share-adjusted weighted average units	60,628	52,118	41,059
Effect of dilutive securities:
Employee stock options and restricted stock awards	921	864	449

Denominator for diluted earnings per share-adjusted weighted average units	61,549	52,982	41,508

Basic earnings per common unit	$2.10	$1.68	$0.85

Diluted earnings per common unit	$2.07	$1.66	$0.84

              Certain stock options are excluded from the computation of basic and diluted earnings per common unit as their impact is anti-dilutive.

STOCK OPTION PLANS

              Common stock issued pursuant to the TMC plans described below result in the Company issuing common units to TMC on a one-for-one basis.

              Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," on a prospective basis to all employee awards granted, modified or settled after the effective date. Because the Company's awards vest over periods ranging from three to ten years, the cost related to stock-based employee compensation is less than would have been recognized had the fair value method been applied to all outstanding and unvested awards in each period. The following presents the pro forma effect of this on net income available to common share holders.

	Years Ended December 31,
	2003	2002	2001
Net income as reported	$155,938	$90,362	$34,710
Add: Stock-based employee compensation expense included in reported net income	10,636	5,281	4,381
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(11,014)	(5,955)	(5,665)

Pro forma net income	155,560	89,688	33,426
Deduct: Preferred unit distributions	(28,469)	(2,555)	—

Pro forma income available to common unit holders	$127,091	$87,133	$33,426

Earning per common unit:
Basic, as reported	$2.10	$1.68	$0.85
Basic — pro forma	$2.09	$1.67	$0.81
Diluted, as reported	$2.07	$1.66	$0.84
Diluted — pro forma	$2.06	$1.64	$0.81

              TMC has an Executive Equity Incentive Plan ("Plan") for the purpose of attracting and retaining directors, executive officers and other key personnel. Pursuant to the Plan, 4,500,000 shares of common stock have been reserved for issuance of stock options and restricted stock. Options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant, options expire ten years from the date of grant and contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by TMC's Executive Compensation Committee. In 1999, TMC adopted a broad based 1999 Stock Option Plan for the purpose of advancing the interests of TMC. Pursuant to the plan, 2,500,000 shares of common stock have been reserved for issuance of stock options and restricted stock. Options and restricted stock are issued at a price not less than 100% of fair market value at the date of grant, options expire ten years from the date of grant and contain such other terms and conditions (including, without limitation, conditions to vesting) as may be determined by TMC's Executive Compensation Committee.

              The following summarizes stock option activity and related information.

	Years Ended December 31,
	2003		2002		2001
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding-beginning of year	2,747	$20.90	3,496	$20.79	4,756	$21.61
Granted	3	34.05	2	26.14	93	19.60
Exercised	(878)	19.85	(683)	20.43	(438)	18.93
Forfeited and expired	(78)	18.43	(68)	18.15	(37)	20.63
Restricted Stock Grants — Tender Offer	—	—	—	—	(878)	25.04
Outstanding — end of year	1,794	$21.53	2,747	$20.90	3,496	$20.79
Exercisable at end of year	1,573	$22.05	2,015	$21.66	2,032	$21.62
Weighted average fair value of options per share granted during the year		$0.81		$0.58		$1.67

              Exercise prices of options outstanding at December 31, 2003 ranged from $17.31 to $34.05. The weighted average remaining contractual life of options outstanding at December 31, 2003 was 3.9 years.

              The fair value for options was estimated at the date of grant using a Black Scholes option pricing model with the following assumptions:

	Year Ended December 31,
	2003	2002	2001
Risk-free interest rate	5.2%	5.3%	4.6%
Dividend Yield	8.9%	9.2%	9.7%
Volatility factor	12.7%	10.8%	25.8%
Life (years)	4.4	5.4	3.1

              The Black Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because TMC's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of TMC's employee stock options. For purposes of pro forma disclosures and subsequent to January 1, 2002, for recording the fair value, the estimated fair value of the options granted is amortized to expense over the options' vesting period.

RESTRICTED STOCK GRANTS

              Pursuant to both the Plan and the 1999 Stock Option Plan, TMC grants restricted stock to its directors, officers and other key employees. Compensation expense related to these grants is amortized on a straight-line basis over the vesting period. Vesting periods for restricted stock are determined by TMC's Executive Compensation Committee. As of December 31, 2003, TMC had grants of 560,460 shares of non-vested restricted stock outstanding pursuant to such plans, which shares vest 183,235 in 2004, 209,182 in 2005, 112,543 in 2006 and 55,500 in 2007.

              The number and weighted average market value per share of restricted shares granted during each year is as follows:

	2003	2002	2001
Restricted shares granted during year	231,090	273,163	338,727
Weighted average market value per share of restricted shares granted during year	$32.62	$27.85	$19.93

              An additional 34,310 shares of stock would be issued and would vest only upon a change in control of the Company.

13.   COMMITMENTS AND CONTINGENCIES

              The Company is subject to the risks inherent in the ownership and operation of commercial real estate. These risks include, among others, those normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of retailers, competition for retailers, changes in tax laws, interest rate levels, the availability of financing and potential liability under environmental and other laws.

              The Company currently is neither subject to any material litigation nor, to management's knowledge, is any material litigation currently threatened against the Company, other than routine litigation and administrative proceedings arising in the ordinary course of business.

14.   TRANSACTIONS WITH AFFILIATES

              In 2003, the Company advanced $5,651 to PGC. The five year note bears interest at 9% and is secured by distributions from the Madrid Xanadú partnership to PGC.

              MSC provides development and leasing, financing and management services to the unconsolidated joint ventures. Fees recorded during 2003, 2002 and 2001 were $16,134, $19,579 and $18,318, respectively.

15.   NON-CASH INVESTING AND FINANCING INFORMATION

              The assets and liabilities of properties acquired are as follows:

	2003	2002
Net real estate and development assets	$1,269,108	$457,042
Account receivable and other current assets	(20,000)	22,692
Cash	—	2,723
Deferred costs and other intangibles, net	71,435	38,472
Mortgages, notes and loans payable assumed	(240,861)	(172,873)
Accounts payable and other liabilities	(20,396)	(17,373)

Cash used in the acquisition of income producing property	$1,059,286	$330,683

              During 2003, 2,773,206 common units of the Company were exchanged on a one-for-one basis for shares of TMC common stock.

16.   SUBSEQUENT EVENTS

              In January 2004, the Company acquired Westland Mall near Miami, Florida for $78,750, excluding transaction costs.

              In March 2004, the Company conveyed an approximately 50% partnership interest in Opry Mills to Kan Am Grund for gross proceeds of $68,850. An additional $5,273 was paid by Kan Am Grund as it's pro rata share of funds needed to terminate a swap agreement associated with the mortgage on the property.

              In April 2004, PGC exercised its option to require the Company to buy its interest in the Madrid Xanadú joint ventures. Under the agreement the minimum price is €35 million which may be increased based on a formula.

17.   UNAUDITED QUARTERLY RESULTS OF OPERATIONS

              The following is a summary of results of operations for each of the fiscal quarters during 2003 and 2002.

	Three Months Ended,
	March 31	June 30	September 30	December 31
2003
Total operating revenues and interest income	$74,153	$84,256	$100,851	$123,388
Income before discontinued operations	26,670	48,669	31,848	48,623
Net income	26,798	48,669	31,848	48,623
EARNINGS PER COMMON UNIT — BASIC:
Income from continuing operations	$0.38	$0.70	$0.40	$0.63
Discontinued operations	—	—	—	—

Net income per unit	$0.38	$0.70	$0.40	$0.63

EARNINGS PER COMMON UNIT — DILUTED:
Income from continuing operations	$0.37	$0.69	$0.39	$0.62
Discontinued operations	—	—	—	—

Net income per unit	$0.37	$0.69	$0.39	$0.62

WEIGHTED AVERAGE NUMBER OF COMMON UNITS OUTSTANDING UNITS OUTSTANDING (in thousands):
Basic	59,397	59,774	59,992	62,959
Diluted	60,148	60,653	60,949	64,056
	Three Months Ended,
	March 31	June 30	September 30	December 31
2002
Total operating revenues and interest income	$46,830	$48,397	$57,013	$70,687
Income before discontinued operations	15,501	23,416	18,160	32,888
Net income	15,600	23,515	18,259	32,988
EARNINGS PER COMMON UNIT — BASIC:
Income from continuing operations	$0.34	$0.45	$0.33	$0.54
Discontinued operations	—	0.01	—	0.01

Net income per unit	$0.34	$0.46	$0.33	$0.55

EARNINGS PER COMMON UNIT — DILUTED:
Income from continuing operations	$0.33	$0.45	$0.33	$0.54
Discontinued operations	—	—	—	—

Net income per unit	$0.33	$0.45	$0.33	$0.54

WEIGHTED AVERAGE NUMBER OF COMMON UNITS OUTSTANDING UNITS OUTSTANDING (in thousands):
Basic	45,789	51,674	54,964	55,719
Diluted	46,650	52,542	55,817	56,594

THE MILLS LIMITED PARTNERSHIP
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2003
(Dollars in Thousands)

		INITIAL COST TO PARTNERSHIP (3)			GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD
DESCRIPTION (1)	ENCUMBERANCES (2)	LAND	BUILDING, EQUIPMENT AND IMPROVEMENTS	COST CAPITALIZED SUBSEQUENT TO ACQUISITION, BUILDING, EQUIPMENT AND LAND IMPROVEMENTS	LAND AND IMPROVEMENTS	BUILDING, EQUIPMENT AND IMPROVEMENTS (4)	TOTAL (5)(6)	ACCUMULATED DEPRECIATION (7)	YEAR ACQUIRED
Landmark Mills
Cincinnati Mills	$58,447	$6,502	$24,723	$6,183	$14,732	$22,676	$37,408	$876	2002
Franklin Mills	123,609	20,112	—	197,704	31,906	185,910	217,816	74,268	1986
Gurnee Mills	161,062	23,770	—	211,712	41,314	194,168	235,482	83,491	1988
Potomac Mills	185,458	8,486	—	182,919	41,751	149,654	191,405	79,014	1983
Sawgrass Mills	329,463	23,167	52,816	205,361	28,080	253,264	281,344	83,438	1986/2001
Opry Mills	175,000	57,339	162,815	54,399	57,353	217,200	274,553	37,220	2002
21st Century
Broward Mall	64,361	13,069	78,298	6,516	13,069	84,814	97,883	2,784	2003
Del Amo Fashion Center	287,000	78,439	295,554	—	78,439	295,554	373,993	3,704	2003
Dover Mall	59,842	24,590	55,515	6,676	24,590	62,191	86,781	2,410	2003
The Esplanade	76,216	11,884	81,238	7,217	11,884	88,455	100,339	2,829	2003
Galleria at White Plains	99,279	13,031	110,308	8,523	13,031	118,831	131,862	3,341	2003
Northpark Mall	84,663	9,169	94,230	6,873	9,169	101,103	110,272	3,266	2003
Riverside Square	65,000	10,403	77,171	3,400	24,461	66,513	90,974	2,550	2002
Community Centers
Concord Mills Marketplace	17,815	4,387	691	13,230	9,305	9,003	18,308	998	2001
Liberty Plaza	9,304	9,335	14,456	12,892	8,975	27,708	36,683	7,018	1994
Net Lease Properties	47,374	32,938	81,054	(61,264)	14,674	38,054	52,728	3,419	2000
Construction in progress, development, and pre-construction costs	—	—	—	292,290	—	292,290	292,290	—	Various
Corporate	266,533	6,276	2,769	28,363	9,487	27,921	37,408	19,667	Various
Mainstreet Retail	8,888	—	484	401	—	885	885	807	1995

Totals	$2,119,314	$352,897	$1,132,122	$1,183,395	$432,220	$2,236,194	$2,668,414	$411,100

THE MILLS LIMITED PARTNERSHIP
NOTES TO SCHEDULE III
December 31, 2003
(Dollars in thousands)

(1)
The Company owns super-regional, retail and entertainment-oriented centers ("Landmark Mills"), regional retail and entertainment oriented centers ("21st Century"), community shopping centers ("Community Centers") and a portfolio of 19 single tenant net lease properties ("Net Lease Properties") at various locations throughout the United States. The geographic locations of the Landmark Mills, the 21st Century Retail, the Community Centers, the Net Lease Properties and other are as follows:

Property Name	Location
MILLS LANDMARK:
Cincinnati Mills	Cincinnati, OH
Franklin Mills (a)	Philadelphia, PA
Gurnee Mills	Gurnee, IL
Opry Mills	Nashville, TN
Potomac Mills	Woodbridge, VA
Sawgrass Mills (b)	Sunrise, FL
21st CENTURY:
Broward Mall	Fort Lauderdale, FL
Del Amo Fashion Center (c)	Torrance, CA
Dover Mall (d)	Dover, DE
The Esplanade	New Orleans, LA
Galleria at White Plains	White Plains, NY
Northpark Mall	Jackson, MS
Riverside Square	Hackensack, NJ
COMMUNITY CENTERS:
Concord Mills Marketplace	Concord, NC
Liberty Plaza	Philadelphia, PA
NET LEASE PROPERTIES	Various (throughout the United States)
OTHER:
Del Amo Office Center (c)	Torrance, CA
  (a)
  Includes Franklin Mills—Residual previously reported as a separate property
  (b)
  Includes Sawgrass Mills—Phase II and Oasis at Sawgrass previously reported as a separate property
  (c)
  Purchased in 2003 as one property.
  (d)
  Includes Dover Commons previously reported as a separate property

(2)
See description of mortgages, notes and loans payable in Note 6 of the Notes to the Consolidated Financial Statements.

(3)
Initial cost of properties is the cost basis at the end of the calendar year for the year the asset was placed in service or, in the case of an operating property, the purchase price of the property on the date it was acquired.

(4)
Depreciation is computed based upon the following estimated lives:

Building and improvements	10 – 40 years
Land improvements	20 years
Equipment	5 – 7 years
Tenant improvements	Lesser of life of asset or life of lease
(5)
The aggregate federal tax basis of land and improvements and building, equipment and improvements is approximately $2,545,000 at December 31, 2003 (unaudited).

(6)
In 2003, the Company reclassified its tenant allowances to building improvements from deferred costs and has included such amounts in Cost Capitalized Subsequent to Acquisition. At December 31, 2002, the Company reclassified 27 of its Net Lease Properties totaling $61,748 to Real estate assets held for disposition and associated encumbrances of $55,620 to Liabilities on real estate held for disposition. Accordingly, these 27 net lease properties have not been included in Schedule III. The properties were disposed in March 2003 as described in Note 4 of the Notes to the Consolidated Financial Statements. These reclassifications are reflected in the following reconciliation of real estate and development assets, excluding investment in unconsolidated joint ventures and accumulated depreciation:

	2003	2002	2001
Balance at January 1	$1,411,246	$1,078,686	$1,008,508
Acquisitions	1,054,669	361,964	126,156
Retirements/Disposed Properties	(7,680)	(1,763)	(6,085)
Reclassifications:
Tenant allowances from deferred costs	188,329	137,865	132,656
Net Lease Properties to discontinued operations	—	(62,828)	(62,828)
Other	21,850	35,187	(49,893)

Balance at December 31	$2,668,414	$1,549,111	$1,148,514

(7)
The reclassifications described in (6) above are also reflected in the following reconciliation of accumulated depreciation:

	2003	2002	2001
Balance at January 1	$290,461	$251,285	$222,910
Additions charged to costs and expenses	49,714	31,444	26,900
Acquisitions	—	10,656	3,605
Reclassifications:
Tenant allowances from deferred costs	71,704	53,979	42,654
Net Lease Properties to discontinued operations	—	(2,577)	(1,432)
Removal of accumulated depreciation	(779)	(347)	(2,130)

Balance at December 31	$411,100	$344,440	$292,507

Exhibit Index

Exhibit No.	Exhibit Item
3.1	Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 21, 1994 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Registration Statement on Form S-3 (No. 333-109331), which Registration Statement was declared effective by the SEC on January 9, 2004).
3.2
First Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of April 27, 2001 (incorporated by reference to Exhibit 10.3A of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.3
Second Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 11, 2001, (incorporated by reference to Exhibit 10.3B of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.4
Third Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of October 9, 2002 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 20, 2002).
3.5
Fourth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of December 17, 2002 (incorporated by reference to Exhibit 10.1D of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.6
Fifth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of March 26, 2003 (incorporated by reference to Exhibit 10.1E of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.7
Sixth Amendment to Limited Partnership Agreement of The Mills Limited Partnership, dated as of May 5, 2003 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003).
3.8
Amended and Restated Certificate of Incorporation of The Mills Corporation, as amended by First Amendment to Amended and Restated Certificate of Incorporation of The Mills Corporation (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).
3.9	Amended and Restated Bylaws of The Mills Corporation (incorporated by reference to Exhibit 3.2 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2001).
3.10
Certificate of Designations designating The Mills Corporation's 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on October 8, 2002).
3.11
Certificate of Designations designating The Mills Corporation's 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2002).
3.12
Certificate of Increase of Authorized Number of Shares of 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.3 of The Mills Corporation's Current Report on Form 8-K filed on January 22, 2003).
3.13
Certificate of Designations designating The Mills Corporation's 8.75% Series D Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.7 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
3.14
Certificate of Designations designating The Mills Corporation's 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on May 5, 2003).

3.15
Certificate of Increase of Authorized Number of Shares of 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Current Report on Form 8-K filed on October 7, 2003).
3.16
Certificate of Increase of Authorized Number of Shares of 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Current Report on Form 8-K filed on November 5, 2003).
3.17
Certificate of Decrease of Authorized Number of Shares of 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 3.1 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).
4.1
Specimen Common Stock Certificate of The Mills Corporation (incorporated by reference to Exhibit 4.1 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.2
Form of certificate evidencing 9.00% Series B Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on October 8, 2002).
4.3
Form of certificate evidencing 9.00% Series C Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2002).
4.4
Form of certificate evidencing 8.75% Series E Cumulative Redeemable Preferred Stock, Liquidation Preference $25.00 Per Share, Par Value $.01 Per Share (incorporated by reference to Exhibit 4.2 of The Mills Corporation's Current Report on Form 8-K filed on May 5, 2003).
4.5
Non-affiliate Registration Rights and Lock-up Agreement (incorporated by reference to Exhibit 4.3 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.6
Affiliate Registration Rights and Lock-up Agreement (incorporated by reference to Exhibit 4.4 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
4.7
Amendment No. 1 to the Registration Rights and Lock-up Agreement, effective as of February 24, 2003, by and between The Mills Corporation and the other signatories thereto (incorporated by reference to Exhibit 4.7A of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
4.8
Registration Rights Agreement, dated as of March 26, 2003, by and among The Mills Corporation, Ward W. Woods and Nebris Corporation (incorporated by reference to Exhibit 4.10 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
4.9
Registration Rights Agreement, dated as of October 31, 2001, by and among The Mills Corporation and Kan Am USA XIII Limited Partnership (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
4.10
Agreement Regarding Ownership Limit Waiver Agreement, dated October 2, 2002, between The Mills Corporation and Cohen & Steers Capital Management Inc. (incorporated by reference to Exhibit 4.12 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
4.11
Ownership Limit Waiver Agreement, dated May 14, 2002, between The Mills Corporation, Kan Am Limited Partnership and the other Kan Am affiliates named therein (incorporated by reference to Exhibit 4.13 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2002).
10.1
Form of Employee Non-Compete/Employment Agreements (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).

10.2
Form of Noncompetition Agreement between The Mills Corporation, The Mills Limited Partnership and each of Kan Am and the Kan Am Partnerships (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.3
Form of Noncompetition Agreement with Kan Am Directors (incorporated by reference to Exhibit 10.6 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.4
Form of Indemnification Agreement between The Mills Corporation and each of its Directors (incorporated by reference to Exhibit 10.23 of The Mills Corporation's Registration Statement on Form S-11 (No. 33-71524), which Registration Statement was declared effective by the SEC on April 14, 1994).
10.5
Employment Contract effective as of April 1, 2000 by and between Laurence C. Siegel and The Mills Corporation (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
10.6
Amended and Restated Revolving Credit Agreement, dated as of June 26, 2003, by and among The Mills Limited Partnership and certain financial institutions named therein (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
10.7
Purchase and Sale Agreement, dated as of April 29, 2002, by and among The Mills Limited Partnership, Simon Property Group, L.P., M.S. Management Associates, Inc. Simon Property Group (Texas), L.P., and SPG Realty Consultants, L.P. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on May 1, 2002).
10.8
Purchase and Sale Agreement, dated as of December 6, 2002, by and among The Cadillac Fairview Corporation Limited,; Cadillac Fairview U.S., Inc.; CF Broward Mall, Inc., CF Dover Mall L.P., CF Esplanade L.P., CF Northpark L.P., CF Galleria at White Plains, L.P., CF Cobb Associates, CF Gwinnett Associates, CFN, Inc., Cadillac Fairview Shopping Center Properties (Mississippi) Inc., Cadillac Fairview Shopping Center Properties (Louisiana) Inc., Cadillac Fairview Shopping Center Properties (New York) Inc., Cadillac Fairview Shopping Center Properties (Georgia) Inc. and The Mills Limited Partnership (the"Cadillac Purchase and Sale Agreement") (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on February 11, 2003).
10.9
Amendment to the Cadillac Purchase and Sale Agreement, dated as of January 31, 2003 (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Current Report on Form 8-K filed on February 11, 2003).
10.10#
The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan (incorporated by reference to Exhibit 99.1 of The Mills Corporation's Registration Statement on Form S-8 (no. 333-81863), which Registration Statement was filed with the SEC and automatically declared effective on June 29, 1999).
10.11#
The Mills Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 99.3 of The Mills Corporation's Registration Statement on Form S-8 (no. 333-81865), which Registration Statement was filed with the SEC and automatically declared effective on June 29, 1999).
10.12#
Amendment No. 1 to The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan. (incorporated by reference to Exhibit 10.18 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.13#
Amendment No. 2 to The Mills Corporation Amended and Restated 1994 Executive Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.14#	Amendment No. 1 to The Mills Corporation 1999 Stock Option Plan (incorporated by reference to Exhibit 10.20 of The Mills Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
10.15
Purchase Agreement, dated January 22, 2003, between The Mills Corporation and Scudder RREEF Real Estate Fund, Inc. (incorporated by reference to Exhibit 1 of The Mills Corporation's Current Report on Form 8-K filed on January 22, 2003).

10.16
Purchase Agreement, dated October 7, 2003, between The Mills Corporation and Scudder RREEF Real Estate Fund II, Inc. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on October 7, 2003).
10.17
Purchase Agreement, dated November 4, 2003, between The Mills Corporation, ING Clarion Real Estate Income Fund and Clarion CRA Securities, L.P. (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on November 5, 2003).
10.18
Purchase and Sale Agreement, dated as of May 1, 2003, among The Torrance Company, Carson-Madrona Co., The Guilford Glazer Trust of 1984 and The Mills Limited Partnership (the "Del Amo Purchase Agreement") (incorporated by reference to Exhibit 99.2 of The Mills Corporation's Current Report on Form 8-K filed on July 14, 2003).
10.19
First Amendment to the Del Amo Purchase and Sale Agreement, dated as of June 30, 2003 (incorporated by reference to Exhibit 99.3 of The Mills Corporation's Current Report on Form 8-K filed on July 14, 2003).
10.20
Agreement of Purchase and Sale, dated as of May 8, 2003, between Great Mall of the Bay Area Associates, L.P., and The Mills Limited Partnership (the "Great Mall Purchase Agreement") (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.21	Amendment to the Great Mall Purchase Agreement, dated as of June 10, 2003 (incorporated by reference to Exhibit 10.2 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.22
Second Amendment to the Great Mall Purchase Agreement, dated as of June 20, 2003 (incorporated by reference to Exhibit 10.3 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.23
Third Amendment to the Great Mall Purchase Agreement, dated as of June 25, 2003 (incorporated by reference to Exhibit 10.4 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.24
Fourth Amendment to the Great Mall Purchase Agreement, dated as of July 18, 2003 (incorporated by reference to Exhibit 10.5 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.25
Fifth Amendment to the Great Mall Purchase Agreement, dated as of July 23, 2003 (incorporated by reference to Exhibit 10.6 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.26
Sixth Amendment to the Great Mall Purchase Agreement, dated as of July 25, 2003 (incorporated by reference to Exhibit 10.7 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.27
Seventh Amendment to the Great Mall Purchase Agreement e, dated as of July 31, 2003 (incorporated by reference to Exhibit 10.8 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.28
Eighth Amendment to the Great Mall Purchase Agreement, dated as of August 1, 2003 (incorporated by reference to Exhibit 10.9 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.29
Ninth Amendment to the Great Mall Purchase Agreement, dated as of August 4, 2003 (incorporated by reference to Exhibit 10.10 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.30
Assignment, assumption and acceptance, dated as of August 5, 2003, by and among The Mills Limited Partnership and the Milpitas Mills Limited Partnership (incorporated by reference to Exhibit 10.11 of The Mills Corporation's Current Report on Form 8-K filed on August 19, 2003).
10.31
Redevelopment Agreement by and between the New Jersey Sports and Exposition Authority and Meadowlands Mills/Mack-Cali Limited Partnership dated December 3, 2003 (incorporated by reference to Exhibit 10.1 of The Mills Corporation's Current Report on Form 8-K filed on December 16, 2003).
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Unit Distributions
21.1*	List of Subsidiaries of The Mills Limited Partnership.

*
Filed herewith.
#
Represents a management contract or compensation plan, contract or arrangement.

QuickLinks

TABLE OF CONTENTS
Item 1. Business.
Item 3. Properties.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
Item 5. Directors and Executive Officers.
Item 6. Executive Compensation.
Item 7. Certain Relationships and Related Transactions.
Item 8. Legal Proceedings.
Item 9. Market Price of and Distributions on the Registrant's Common Equity and Related Security holder Matters.
Item 10. Recent Sales of Unregistered Securities.
Item 11. Description of Registrant's Securities to be Registered.
Item 12. Indemnification of Directors and Officers.
Item 13. Financial Statements and Supplementary Data.
Item 14. Changes in and Disagreements with Accountants and Accounting and Financial Disclosure.
Item 15. Financial Statements and Exhibits.
SIGNATURES
REPORT OF INDEPENDENT AUDITORS
THE MILLS LIMITED PARTNERSHIP CONSOLIDATED BALANCE SHEETS (In thousands, except per unit data)
THE MILLS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF INCOME (In thousands, except per unit data)
THE MILLS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL (In thousands)
THE MILLS LIMITED PARTNERSHIP CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
THE MILLS LIMITED PARTNERSHIP NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars in thousands, except unit data)
THE MILLS LIMITED PARTNERSHIP SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION DECEMBER 31, 2003 (Dollars in Thousands)
THE MILLS LIMITED PARTNERSHIP NOTES TO SCHEDULE III December 31, 2003 (Dollars in thousands)
Exhibit Index